   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 2003.


                                                     REGISTRATION NO. 333-101216
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ---------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                DELAWARE                                   7371                                  13-3728359
    (State or Other Jurisdiction of            (Primary Standard Industrial                   (I.R.S. Employer
     Incorporation or Organization)            Classification Code Number)                 Identification Number)

                           500 GLENPOINTE CENTRE WEST
                           TEANECK, NEW JERSEY 07666
                                 (201) 801-0233
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                               STEVEN E. SCHWARTZ
                   VICE PRESIDENT AND CHIEF CORPORATE COUNSEL
                           500 GLENPOINTE CENTRE WEST
                           TEANECK, NEW JERSEY 07666
                                 (201) 678-2758
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                             ---------------------
                                   COPIES TO:

         JOHN D. LOBRANO                   ROBERT H. STEINFELD             ALAN J. SINSHEIMER        ROBERT M. CHILSTROM
      CAROLINE B. GOTTSCHALK        SENIOR VICE PRESIDENT AND GENERAL     SULLIVAN & CROMWELL       SKADDEN, ARPS, SLATE,
    SIMPSON THACHER & BARTLETT                   COUNSEL                    125 BROAD STREET         MEAGHER & FLOM LLP
       425 LEXINGTON AVENUE              IMS HEALTH INCORPORATED           NEW YORK, NY 10004         FOUR TIMES SQUARE
        NEW YORK, NY 10017                    1499 POST ROAD                 (212) 558-4000          NEW YORK, NY 10036
          (212) 455-2000               FAIRFIELD, CONNECTICUT 06824                                    (212) 735-2588
                                              (203) 319-4700

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the filing of this registration statement and the other conditions to the commencement of the exchange offer described herein have been satisfied or waived.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

                        CALCULATION OF REGISTRATION FEE




---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
   TITLE OF EACH CLASS OF           AMOUNT TO BE           PROPOSED MAXIMUM         PROPOSED MAXIMUM            AMOUNT OF
 SECURITIES TO BE REGISTERED         REGISTERED        OFFERING PRICE PER UNIT  AGGREGATE OFFERING PRICE     REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
                                  Up to 11,290,900
Class B Common Stock.........          shares                   $68.38                $772,071,742              $71,031(2)
---------------------------------------------------------------------------------------------------------------------------------
                                  Up to 11,290,900
Class A Common Stock.........        shares(3)                   (4)                      (4)                      (4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



(1) The registration fee has been calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended, based on the average of the high and low prices listed for quotation on the Nasdaq National Market as of November 11, 2002 of the Registrant's Class A Common Stock. Each share of Class B Common Stock will convert into a share of Class A Common Stock when it is transferred after the exchange offer and, accordingly, the Class A Common Stock is believed to be the most appropriate measure of value of the securities to be exchanged in the exchange offer.



(2) Previously paid on November 14, 2002.



(3) Represents shares of Class A common stock issuable upon conversion of the shares of the Class B common stock at the rate of one share of Class A common stock for each share of the Class B common stock. This registration statement is registering the offering and sale of the Class B common stock as well as the shares of Class A common stock into which the shares of Class B common stock are convertible. Shares of Class A common stock issued upon conversion of the Class B common stock will be issued for no additional consideration.



(4) Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of Class A common stock issuable upon conversion of the Class B common stock because no additional consideration will be received in connection with such conversion.

                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THIS PRELIMINARY OFFERING CIRCULAR-PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE EXCHANGED UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY OFFERING CIRCULAR-PROSPECTUS IS NOT AN OFFER TO EXCHANGE NOR DOES IT SEEK AN OFFER TO EXCHANGE ANY SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR EXCHANGE IS NOT PERMITTED.


                 Subject to completion, dated January 30, 2003

                            IMS HEALTH INCORPORATED

           OFFER TO EXCHANGE 0.309 SHARES OF CLASS B COMMON STOCK OF

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
                       FOR EACH SHARE OF COMMON STOCK OF

                            IMS HEALTH INCORPORATED

     THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 6, 2003, UNLESS WE EXTEND THE OFFER.
                            ------------------------
     IMS Health Incorporated will exchange 0.309 shares of Cognizant class B common stock for each share of IMS Health common stock that it accepts in the exchange offer. IMS Health will accept up to 36,540,129 IMS Health shares and will distribute up to 11,290,900 shares of Cognizant class B common stock in the exchange offer, representing all the Cognizant shares that IMS Health currently owns. If IMS Health stockholders tender more than 36,540,129 IMS Health shares, IMS Health will accept shares for exchange on a pro rata basis as described in this document. The exchange offer is subject to various conditions described later in this document, including that at least 27,400,000 IMS Health shares are validly tendered in the exchange offer.
                            ------------------------
     The terms and conditions of the exchange offer are described in this document and the related Letter of Transmittal, which you should read carefully. None of IMS Health, Cognizant, any of their respective officers or directors or the joint dealer managers makes any recommendation as to whether or not you should tender your IMS Health shares. You must make your own decision after reading this document and consulting with your advisors.
                            ------------------------
     The Cognizant class B common stock that IMS Health is offering in the exchange offer is identical to the Cognizant class A common stock in all respects, except that a holder of class B common stock is entitled to 10 votes per share while a holder of class A common stock is entitled to one vote per share. Each share of Cognizant class B common stock received in the exchange offer will convert automatically into one share of Cognizant class A common stock when it is first transferred after the exchange offer or in certain other circumstances described in this document. Cognizant class B common stock will not be separately listed or quoted on any exchange or in the Nasdaq National Market and will not trade separately.

     IMS Health's common stock is listed on the New York Stock Exchange under the symbol "RX." Cognizant's class A common stock is listed for quotation on the Nasdaq National Market under the symbol "CTSH."
                            ------------------------
     PARTICIPATING IN THE EXCHANGE OFFER INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 17.
                            ------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The Joint Dealer Managers for the exchange offer are:
GOLDMAN, SACHS & CO.                                    BEAR, STEARNS & CO. INC.
             Offering Circular-Prospectus dated             , 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Questions and Answers About the Exchange Offer..............    1
Summary.....................................................    6
Risk Factors................................................   17
Special Note on Forward-Looking Information.................   30
The Transaction.............................................   33
The Exchange Offer..........................................   35
Market Prices and Dividend Information......................   46
Capitalization..............................................   48
IMS Health Selected Financial Data..........................   49
IMS Health Unaudited Pro Forma Condensed Consolidated
  Financial Information.....................................   51
Cognizant Selected Financial Data...........................   58
Management's Discussion and Analysis of Results of
  Operations and Financial Condition of Cognizant...........   59
Business of Cognizant.......................................   74
Shares Eligible for Future Sale.............................   85
Description of Capital Stock of Cognizant...................   86
Comparison of Rights of Stockholders of IMS Health and
  Stockholders of Cognizant.................................   93
Certain Relationships Between IMS Health and Cognizant......   96
Material United States Federal Income Tax Consequences......  101
Legal Matters...............................................  104
Experts.....................................................  104
Where You Can Find More Information.........................  105
Index To Cognizant Financial Statements.....................  F-1

                            ------------------------
     In this offering circular-prospectus, "IMS Health," "we," "us," and "our" each refers to IMS Health Incorporated or, where the context requires, IMS Health and its consolidated subsidiaries, and "IMS Health shares" refers to shares of common stock of IMS Health. "Cognizant" refers to Cognizant Technology Solutions Corporation or, where the context requires, Cognizant and its subsidiaries, and "Cognizant shares" refers to shares of Cognizant class B common stock or, where the context requires, Cognizant class A common stock. When we describe a specified number of IMS Health shares tendered into the exchange offer, we mean IMS Health shares that have been validly tendered into the exchange offer and not properly withdrawn.
                            ------------------------
     You should rely only on the information contained in this document. None of IMS Health, Cognizant, the joint dealer managers, the information agent or the exchange agent has authorized anyone to provide you with information different from that contained in this document. We are not offering to exchange, or soliciting any offers to exchange, securities pursuant to the exchange offer in any jurisdiction in which those offers or exchanges would not be permitted. The information contained in this document is accurate only as of the date of this document regardless of the time of delivery of this document or the time of any exchange of securities in the exchange offer.
                            ------------------------

     This document incorporates by reference important business, financial and other information about IMS Health and Cognizant that is not included in or delivered with this document. See "Where You Can Find More Information" on page 105 for a list of the documents that have been incorporated by reference into this document.

Requests for these documents may be directed to us or Cognizant, as the case may be, at the following addresses and telephone numbers:

           IMS Health Incorporated               Cognizant Technology Solutions Corporation
                1499 Post Road                           500 Glenpointe Center West
         Fairfield, Connecticut 06824                    Teaneck, New Jersey 07666
     Attn: Investor Relations Department            Attn: Investor Relations Department
          Telephone: (203) 319-4700                      Telephone: (201) 801-0233

     IF YOU WOULD LIKE TO REQUEST COPIES OF THESE DOCUMENTS, PLEASE DO SO BY JANUARY 30, 2003 IN ORDER TO RECEIVE THEM BEFORE THE EXPIRATION OF THE EXCHANGE OFFER. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date, as extended.

                 QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Q: WHY HAS IMS HEALTH DECIDED TO DISTRIBUTE ITS REMAINING INTEREST IN COGNIZANT?

A: IMS Health does not view its interest in Cognizant as strategically important to IMS Health. Among other benefits, we believe the separation of Cognizant from IMS Health will:

     - enable the senior management personnel of both companies to focus more completely on the opportunities and needs of their own lines of business;

     - improve the stock of IMS Health as an equity incentive tool for motivating key personnel;

     - improve the ability of both companies to independently access the capital markets; and

     - enable both companies to more freely use their stock for acquisitions and to raise capital.

Q: WHY DID IMS HEALTH CHOOSE THE EXCHANGE OFFER AS THE WAY TO SEPARATE
COGNIZANT?

A: We believe that the exchange offer is a tax efficient way to achieve full separation of Cognizant from IMS Health. The exchange offer allows you to adjust your investment between IMS Health and Cognizant and depending on the relative prices of IMS Health and Cognizant shares, may provide an opportunity for you to receive a premium for your IMS Health shares. The exchange offer also allows us to acquire IMS Health shares in a manner that we believe will be neutral or accretive to our ongoing earnings per share and demonstrates our continuing confidence in the value of our shares.

Q: WHAT OTHER ALTERNATIVES DID IMS HEALTH CONSIDER BEFORE CHOOSING THE EXCHANGE OFFER?

A: We considered three principal alternatives for the separation of Cognizant from IMS Health: a sale of our Cognizant shares to a third party, a pro rata spin-off of the Cognizant shares to our stockholders and this exchange offer. We decided that a sale of our shares of Cognizant to a third party would not accomplish our objectives in a tax-efficient manner. A spin-off would require all our stockholders to become Cognizant stockholders and would be dilutive to our earnings per share. The exchange offer allows our stockholders to make an individual choice as to whether or not to participate. We expect the exchange offer to be neutral or accretive to our earnings per share depending on the final subscription level.

Q: DOES IMS HEALTH INTEND TO CONTINUE TO BE A CUSTOMER OF COGNIZANT?

A: Yes, we intend to continue our business relationship with Cognizant after the exchange offer. Cognizant has been a major source of application design, development and maintenance services for IMS Health for years. Cognizant is one of our key business partners today, and we expect our relationship to continue.

Q: WHAT IS THE "EXCHANGE RATIO"? HOW MANY COGNIZANT SHARES WILL I RECEIVE FOR EACH IMS HEALTH SHARE THAT I EXCHANGE?

A: You will receive 0.309 Cognizant shares for each IMS Health share that is accepted for exchange. We sometimes refer to this number as the "exchange ratio." You will receive cash in lieu of any fraction of a Cognizant share to which you would otherwise be entitled.

Q: IS THE EXCHANGE OFFER AT A PREMIUM?

A: Based on the closing prices of the IMS Health and Cognizant shares on the NYSE and Nasdaq National Market, respectively, on January 8, 2003, the exchange ratio represented an approximate 20% premium over the price of the IMS Health shares on that date.

     We calculated this premium using the exchange ratio and the market price per share for the Cognizant class A common stock and IMS common stock on January 8, 2003 as follows:

(0.309) x (market price per share of Cognizant class A
common stock)                                                  -   1) X 100
------------------------------------------------------------
market price per share of IMS Health common stock

     The market price of Cognizant class A common stock is not necessarily determinative of the value of the Cognizant class B common stock to be received in the exchange offer. In addition, we do not know what premium, if any, will apply at the closing of the exchange offer since the market prices for IMS Health shares and Cognizant shares fluctuate. At any time during the exchange offer you can use this formula to calculate the premium, if any, represented by the exchange ratio based on recent market prices for IMS Health and Cognizant class A shares.

Q: HOW DO I DECIDE WHETHER TO PARTICIPATE IN THE EXCHANGE OFFER?

A: Your decision to participate in the exchange offer will depend on many factors. You should examine carefully your specific financial position, plans and needs before you decide whether to participate in the exchange offer. We encourage you to consider, among other things:

     - your view of the relative value of the IMS Health shares and Cognizant shares;

     - your individual investment strategy with regard to the two companies; and

     - your opportunity to receive the premium, if any.

     You must make your own decision after carefully reading this document and consulting with your advisors based on your own financial position and requirements. In addition, you should consider all the factors described in the section of this document entitled "Risk Factors" starting on page 17.

Q: IS IT RECOMMENDED THAT I TENDER MY IMS HEALTH SHARES?

A: None of IMS Health, Cognizant, any of their respective officers or directors, the joint dealer managers, the exchange agent or the information agent makes any recommendation as to whether or not you should tender your IMS Health shares into the exchange offer. You must make your own decision after reading this document and consulting with your advisors. In addition, you should consider all the factors described in the section of this document entitled "Risk Factors" starting on page 17.

Q: HOW DO I TENDER INTO THE EXCHANGE OFFER?

A: We give you specific instructions in the section of this document entitled "The Exchange Offer -- Procedures for Tendering Shares of IMS Health Common Stock" beginning on page 37.

Q: CAN I TENDER ONLY A PORTION OF MY IMS HEALTH SHARES?

A: Yes. This is a voluntary exchange offer. You may tender all, some or none of your IMS Health shares.

Q: WHAT IF I WANT TO TENDER BUT I HOLD IMS HEALTH SHARES IN "STREET NAME"?

A: You will need to instruct your broker to tender your shares on your behalf.

Q: CAN I CHANGE MY MIND AFTER I TENDER?

A: Yes. You may withdraw your tender at any time before the exchange offer expires. We describe the procedures for withdrawing tendered IMS Health shares in the section of this document entitled "The Exchange Offer -- Withdrawal Rights" beginning on page 40.

Q: WHAT HAPPENS IF MORE THAN 36,540,129 IMS HEALTH SHARES ARE TENDERED?

A: If more than 36,540,129 IMS Health shares are tendered, we will reduce the number of IMS Health shares that we will accept in the exchange offer on a pro rata basis in proportion to the number of shares tendered. We refer to this pro rata reduction as "proration." Stockholders who own an "odd-lot," which is a total of less than 100 IMS Health shares, and who tender all their shares will not be subject to proration.

Q: WHEN WILL THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS EXPIRE?

A: The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on February 6, 2003, unless they are extended.

Q: CAN IMS HEALTH EXTEND THE EXCHANGE OFFER, AND UNDER WHAT CIRCUMSTANCES?

A: Yes. We can extend the exchange offer at any time, in our sole discretion, even if all the conditions to the exchange offer have been satisfied. If we extend the exchange offer, we will publicly announce the extension and the new expiration date by press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Q: ARE THERE ANY CONDITIONS TO IMS HEALTH'S OBLIGATION TO COMPLETE THE EXCHANGE OFFER?

A: Yes. We are not required to complete the exchange offer unless the conditions that we describe in the section of this document entitled "The Exchange
Offer -- Conditions for Completion of the Exchange Offer" starting on page 42 are satisfied or waived. For example, we may choose not to complete the exchange offer unless at least 27,400,000 IMS Health shares are tendered into the exchange offer. We refer to this minimum number of IMS Health shares as the "minimum amount." We may waive any or all of the conditions to the exchange offer, including the requirement that the minimum number of IMS Health shares be tendered.

Q: DOES COGNIZANT HAVE THE RIGHT TO WAIVE ANY CONDITIONS OF THE EXCHANGE OFFER OR TO EXTEND THE EXCHANGE OFFER?

A: No. Any decision to waive any condition of the exchange offer or to extend the exchange offer or any other decision related to the terms of the exchange offer will be solely that of IMS Health.

Q: WHAT HAPPENS IF LESS THAN THE MINIMUM AMOUNT OF IMS HEALTH SHARES ARE
TENDERED?

A: If fewer than the minimum number of IMS Health shares are tendered into the exchange offer, we may extend the exchange offer or we may choose not to complete the exchange offer or we may waive the condition and choose to accept the IMS Health shares tendered. If we choose not to complete the exchange offer, we will promptly return any IMS Health shares that have been tendered.

Q: WHAT WILL IMS HEALTH DO WITH ANY COGNIZANT CLASS B COMMON STOCK IT DOES NOT EXCHANGE?

A: If we otherwise would continue to own Cognizant class B shares after completion of the exchange offer, we currently plan to either distribute them to our stockholders or convert them into shares of Cognizant's class A common stock prior to completion of the exchange offer and distribute them to our stockholders or hold them for some period before we sell them in one or more transactions. The timing of those sales could depend on market conditions and other factors, but we expect that we would hold those shares for no more than three years. If only the minimum amount of IMS Health shares are exchanged and we do not otherwise distribute Cognizant shares to our stockholders, we will hold 2,824,300 shares of Cognizant class A common stock immediately following the completion of the exchange offer (representing 13.8% of the outstanding Cognizant common stock). We will vote those shares in proportion to the votes cast by all other holders of Cognizant stock.

Q: WILL I BE TAXED ON SHARES I EXCHANGE IN THE EXCHANGE OFFER?

A: We have received an opinion from McDermott, Will & Emery to the effect that the exchange offer should be tax-free to IMS Health stockholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional Cognizant shares. This opinion does not address any state, local or foreign tax consequences of the exchange offer. You should consult your tax advisor as to the particular tax consequences to you of the exchange offer. In addition, you should read the risk factor "The IRS may treat the exchange offer as taxable to exchanging stockholders or IMS Health" in the section of this document entitled "Risk Factors" on page 17.

Q: WHAT ARE THE PRINCIPAL DIFFERENCES BETWEEN THE CLASSES OF COGNIZANT COMMON STOCK?

A: Cognizant has two classes of common stock: class A common stock and class B common stock. IMS Health is offering only Cognizant class B common stock in the exchange offer.

The Cognizant class A common stock is publicly held and listed for quotation on the Nasdaq National Market under the symbol "CTSH". The Cognizant class B common stock is identical to the Cognizant class A common stock in all respects, except that a holder of Cognizant class B common stock is entitled to 10 votes per share while a holder of Cognizant class A common stock is entitled to one vote per share. Each share of Cognizant class B common stock received in the exchange offer will convert automatically into one share of Cognizant class A common stock when it is first transferred after the exchange offer. As a result, Cognizant class B common stock will not be separately listed or quoted and will not trade separately. In addition, all the Cognizant class B common stock will automatically convert into Cognizant class A common stock on the fifth anniversary of the completion of the exchange offer or, if earlier, when the number of shares of Cognizant class B common stock represents less than 35% of the aggregate number of shares of Cognizant common stock then outstanding.

Q: CAN I TRANSFER THE COGNIZANT CLASS B COMMON STOCK I RECEIVE IN THE EXCHANGE OFFER?

A: Upon any transfer, the shares of Cognizant class B common stock you receive in the exchange offer will convert automatically into an equal number of shares of Cognizant class A common stock that will entitle the transferee to one vote per share. In addition, if you are an "affiliate" of Cognizant under the Securities Act of 1933, you may sell your Cognizant shares only under an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act.

Q: WILL I BE ABLE TO TAKE ADVANTAGE OF THE SPECIAL VOTING RIGHTS OF COGNIZANT CLASS B COMMON STOCK AT STOCKHOLDER MEETINGS?

A: Yes. While you continue to hold the Cognizant class B common stock you receive in the exchange offer, the Cognizant class B common stock will have 10 votes per share, subject to the class B common stock converting automatically into Cognizant class A common stock with one vote per share upon the occurrence of events beyond your control. Accordingly, you should not rely on having any special voting rights at stockholder meetings as a basis for your decision to participate in the exchange offer. Cognizant may implement procedures to ensure the proper voting by holders of class A and class B common stock at stockholder meetings.

Q: WHAT HAPPENS TO THE SPECIAL VOTING RIGHTS OF COGNIZANT CLASS B COMMON STOCK IF IT CONVERTS TO CLASS A COMMON STOCK?

A: The special voting rights of the Cognizant class B common stock will cease upon conversion into Cognizant class A common stock. Cognizant class A common stock has one vote per share.

Q: WHEN WILL TENDERING STOCKHOLDERS KNOW THE OUTCOME OF THE EXCHANGE OFFER?

A: On the first business day after the expiration date, we will announce by press release preliminary results of the exchange offer. Promptly after they are known, we will announce by press release the final results of the exchange offer, including the proration factor, if any.

Q: HAVE OTHER COMPANIES PURSUED SIMILAR TRANSACTIONS?

A: Yes. Examples of similar exchange offers include transactions involving Sara Lee (Coach), DuPont (Conoco), The Limited (Abercrombie & Fitch), Lockheed Martin Corporation (Martin Marietta Materials), Viacom International, Inc. (TCI Pacific) and Eli Lilly and Company (Guidant Corp.).

Q: WHO SHOULD I CALL IF I HAVE QUESTIONS OR WANT ADDITIONAL COPIES OF THE EXCHANGE OFFER DOCUMENTS?

A: If you have any questions about how to tender or you want additional copies of the exchange offer documents, you may call Georgeson Shareholder Communications Inc., the information agent, at one of its numbers listed on the last page of this document. You may also contact either joint dealer manager at its number listed on the last page of this document or your own broker for assistance concerning the exchange offer.

                                    SUMMARY

     This summary highlights only some of the information in this document and may not contain all the information that is important to you. To understand the exchange offer fully and for a more complete description of the legal terms of the exchange offer, you should read this entire document and the documents we have referred you to in the section entitled "Where You Can Find More Information." We have included page references to direct you to a more complete description of the topics discussed in this summary.

                                 THE COMPANIES

IMS HEALTH INCORPORATED

     IMS Health Incorporated is a leading global provider of market information, sales management and decision-support services to the pharmaceutical and healthcare industries. Our key products include sales management information to optimize sales force productivity, marketing effectiveness research for prescription and over-the-counter pharmaceutical products, consulting and other services. We are managed on a global business model with global leaders for the majority of our critical business processes. In addition, our business includes our venture capital unit, Enterprise Associates, LLC, which is focused on investments in emerging businesses, and our approximately 26% equity interest in The TriZetto Group, Inc. as of September 30, 2002.

     We were organized under the laws of the State of Delaware on February 3, 1998. We began operating as an independent publicly-held company on July 1, 1998 as a result of the spin-off of our business from Cognizant Corporation (which was subsequently renamed Nielsen Media Research, Inc.).

     Our principal executive office is located at 1499 Post Road, Fairfield, Connecticut 06824, and our telephone number is (203) 319-4700.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

     Cognizant Technology Solutions Corporation is a leading provider of custom information technology, commonly referred to as IT, design, development, integration and maintenance services primarily for Fortune 1000 companies located in the United States and Europe. Cognizant's core competencies include web-centric applications, data warehousing, component-based development and legacy and client-server systems. Cognizant provides the IT services it offers using an integrated on-site/offshore business model. This seamless on-site/offshore model combines technical and account management teams located on-site at the customer location and offshore at dedicated Cognizant development centers located in India and Ireland. To support this business model, at December 31, 2002, Cognizant employed over 3,900 programmers in India and over 5,400 globally. Cognizant believes that this on-site/offshore model enables it to develop, deploy and maintain, on a cost-effective and timely basis, high quality, large-scale IT systems for use in a wide range of industries. The market's acceptance of the advantages to customers of Cognizant's integrated business model has been well demonstrated by Cognizant's growth and financial performance. Between 1999 and 2001, Cognizant's revenues and net income grew at a compound annual growth rate exceeding 40%. For the year ended December 31, 2001 and the nine months ended September 30, 2002, Cognizant had revenues of $177.8 million and $162.1 million, respectively, and net income of $22.2 million and $25.4 million, respectively.

     For more details about Cognizant's business, see the section entitled "Business of Cognizant."

     Cognizant was organized under the laws of the State of Delaware on April 6, 1988. Cognizant began its IT development and maintenance services business in early 1994, initially acting as an in-house technology development center for The Dun & Bradstreet Corporation and its operating units. In 1996, Cognizant was part of a group of companies that were spun-off from The Dun & Bradstreet Corporation to form a new company. In 1998, this new company spun-off IMS Health, including the controlling interest in Cognizant. Cognizant completed its initial public offering on June 24, 1998. At September 30, 2002, IMS Health owned approximately 56% of Cognizant's outstanding common stock and held approximately 93% of the combined voting power of Cognizant's common stock.

     Cognizant's principal executive office is located at 500 Glenpointe Centre West, Teaneck, New Jersey 07666 and its telephone number is (201) 801-0233.

                               THE EXCHANGE OFFER

Terms of the exchange offer
(see page 35).................   We are offering IMS Health stockholders the
                                 opportunity to exchange each of their IMS
                                 Health shares for 0.309 Cognizant class B shares. We sometimes refer to this number as the "exchange ratio." You may tender all, some or none of your IMS Health shares. The maximum number of IMS Health shares that we will accept from all IMS Health stockholders is 36,540,129 shares.

                                 IMS Health shares accepted for exchange will be exchanged at the exchange ratio, on the terms and subject to the conditions of the exchange offer, including the proration provisions. We will promptly return to IMS Health stockholders any IMS Health shares that are not accepted for exchange following the expiration of the exchange offer and determination of the final proration factor, if any, as described below.

Expiration; extension;
termination; amendment (see
page 41)......................   The exchange offer, and your withdrawal rights,
                                 will expire at 12:00 midnight, New York City time, on February 6, 2003, unless we extend it.
                                 You must tender your IMS Health shares prior to this time if you want to participate in the exchange offer. We may extend, terminate or amend the exchange offer.

No fractional shares (see page
36)...........................   You will not receive any fractional Cognizant
                                 shares in the exchange offer. The exchange agent, acting as the agent for tendering IMS
                                 Health stockholders, will aggregate any
                                 fractional shares and sell them. You will receive the proceeds, if any, net of commissions, from the sale of these shares in accordance with your fractional interest.

Proration; odd-lots (see page
36)...........................   If more than 36,540,129 IMS Health shares are
                                 tendered into the exchange offer, we will accept all tendered IMS Health shares on a pro rata basis. We will announce the preliminary proration factor by the first business day after the exchange offer expires.

                                 If you own fewer than 100 IMS Health shares and tender all your shares for exchange, you may request preferential treatment by completing
                                 Section II. C. on the letter of transmittal entitled "Odd-Lot Shares" and, if applicable, on the notice of guaranteed delivery. If your odd-lot shares are held by a broker for your account, you can contact the broker and request this preferential treatment. All your "odd-lot" shares will be accepted for exchange without proration if we complete the exchange offer.

                                 Shares you own in the IMS Health Savings Plan are not eligible for this preferential treatment.

Withdrawal rights (see page
40)...........................   You may withdraw tendered IMS Health shares at
                                 any time before the exchange offer expires. If you change your mind again, you may re-tender your IMS Health shares by again following the exchange offer procedures prior to the expiration of the exchange offer.

Conditions for completion of
the exchange offer (see page
42)...........................   The exchange offer is subject to various
                                 conditions, including that at least 27,400,000
                                 IMS Health shares are tendered so that we may exchange at least 8,466,600 of the Cognizant shares held by us. All conditions must be satisfied or waived prior to the expiration of the exchange offer.

Procedures for tendering (see
page 37)......................   If you hold certificates for IMS Health shares,
                                 you must complete and sign the letter of transmittal designating the number of IMS
                                 Health shares you wish to tender. Send the letter of transmittal, together with your IMS
                                 Health stock certificates and any other
                                 documents required by the letter of
                                 transmittal, by courier or registered mail, return receipt requested, so that it is RECEIVED by the exchange agent at one of the addresses listed on the back cover of this document before the expiration of the exchange offer.

                                 DO NOT SEND YOUR CERTIFICATES TO IMS HEALTH,
                                 COGNIZANT, THE JOINT DEALER MANAGERS OR THE
                                 INFORMATION AGENT.

                                 If you hold shares of IMS Health common stock through a broker, you should receive instructions from your broker on how to participate. In this situation, do not complete the letter of transmittal. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

                                 If you wish to tender your IMS Health shares but the shares are not immediately available, or time will not permit the shares or other required documentation to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may still tender your IMS Health shares by following the procedures for guaranteed delivery set forth under "The Exchange Offer -- Guaranteed Delivery Procedure."

                                 If you participate in the IMS Health Savings
                                 Plan, you will receive separate instructions on how to tender these shares and a form of election to tender your shares held under this plan from the trustee or administrator of the plan. Do not use the letter of transmittal to tender shares held under this plan.

Delivery of Cognizant stock
certificates..................   We will deliver Cognizant stock certificates as
                                 soon as reasonably practicable after we accept
                                 IMS Health shares for exchange and, if
                                 necessary, determine the proration factor. If your IMS Health stock certificates are held by a broker, your broker should inform you of where and when your Cognizant stock certificates will be delivered.

Terms of Cognizant class B
common stock delivered in the
exchange offer (see page 86)..   The Cognizant class B common stock is identical
                                 to the Cognizant class A common stock in all respects, except that a holder of class B common stock is entitled to 10 votes per share while a holder of class A common stock is entitled to one vote per share.

Conversion of Cognizant class
B common stock (see page
86)...........................   Each share of Cognizant class B common stock
                                 received in the exchange offer will convert automatically into one share of Cognizant class
                                 A common stock when it is first transferred after the exchange offer. In addition, all the Cognizant class B common stock will automatically convert into Cognizant class A common stock on the fifth anniversary of the completion of the exchange offer or, if earlier, when the number of shares of Cognizant class B common stock represents less than 35% of the aggregate number of shares of Cognizant common stock then outstanding.

Comparative per share market
price information (see page
15)...........................   IMS Health common stock is currently listed and
                                 traded on the NYSE under the symbol "RX."
                                 Cognizant class A common stock is currently listed for quotation on the Nasdaq National
                                 Market under the symbol "CTSH."

                                 The Cognizant class B common stock will not be listed or quoted on any exchange and will not trade separately. You may transfer shares of Cognizant class B common stock you receive in the exchange offer, at which time they will convert automatically into an equal number of shares of Cognizant class A common stock that will entitle the transferee to one vote per share.

                                 On November 13, 2002, the last trading day before the announcement of the exchange offer, the closing sale price of the IMS Health common stock on the NYSE was $16.52 and the closing sale price of the Cognizant class A common stock on the Nasdaq National Market was $69.39.

                                 On January 8, 2003, the last trading day before commencement of the exchange offer, the closing sale price of the IMS Health common stock on the NYSE was $16.64 and the closing sale price of the Cognizant class A common stock on the Nasdaq National Market was $64.55.

U.S. federal income tax
consequences (see page 101)...   We have received a tax opinion from McDermott,
                                 Will & Emery to the effect that the exchange offer should be tax-free to IMS Health stockholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional shares of Cognizant class B common stock, and that the exchange offer should be tax-free to IMS
                                 Health. This opinion does not address any state, local or foreign tax consequences. You should consult your tax advisor as to the particular tax consequences to you of the exchange offer. In addition you should read the risk factor "The IRS may treat the exchange offer as taxable to exchanging stockholders or IMS Health" in the section of this document entitled "Risk Factors" on page 17.

No appraisal rights (see
page 34)......................   No statutory appraisal rights are available to
                                 stockholders of IMS Health or Cognizant in connection with the exchange offer.

Exchange Agent................   American Stock Transfer & Trust Company

Information Agent.............   Georgeson Shareholder Communications Inc.

Joint Dealer Managers.........   Goldman, Sachs & Co. and Bear, Stearns & Co.
                                 Inc.

Risk factors (see page 17)....   You should consider carefully the matters
                                 described in the section entitled "Risk
                                 Factors," as well as the other information included in this document and the documents to which we have referred you.

Legal limitation..............   We are not making any offer to exchange, nor
                                 are we soliciting any offer to exchange, securities in any jurisdiction in which the offer or exchange is not permitted.

                       IMS HEALTH SUMMARY FINANCIAL DATA

     The following table presents summary financial data for IMS Health. This data is derived from and should be read together with the audited and unaudited consolidated financial statements of IMS Health and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in IMS Health's Form 10-K for 2001 and Form 10-Q for the period ended September 30, 2002, all of which have been incorporated into this document by reference. To find out where you can obtain copies of IMS Health's documents that have been incorporated by reference, see "Where You Can Find More Information."

     We have also prepared selected pro forma financial data to show the effect of the exchange offer on IMS Health. See "IMS Health Unaudited Pro Forma Condensed Consolidated Financial Information."

                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                   YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                --------------------------------------------------------------   -----------------------
                                   1997         1998         1999         2000         2001         2001         2002
                                   ----         ----         ----         ----         ----         ----         ----
                                              (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
IMS HEALTH INCORPORATED
RESULTS OF OPERATIONS:
Revenue.......................  $1,059,559   $1,186,513   $1,397,989   $1,424,359   $1,332,923   $  992,048   $1,046,172
Costs and expenses(1).........     831,949    1,054,029    1,058,966    1,287,166    1,008,762      664,922      727,290
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income(1)...........     227,610      132,484      339,023      137,193      324,161      327,126      318,882
Non-operating income (loss),
  net(2)......................      13,955       52,360        9,419      124,120     (140,360)    (108,244)     (23,688)
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing
  operations, before provision
  for income taxes............     241,565      184,844      348,442      261,313      183,801      218,882      295,194
Provision for income taxes....     (55,614)     (58,780)     (98,076)    (140,412)     (38,415)     (41,680)     (91,044)
TriZetto equity loss, net of
  income taxes................          --           --           --       (4,777)      (6,985)      (5,547)        (701)
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing
  operations..................     185,951      126,064      250,366      116,124      138,401      171,655      203,449
Income from discontinued
  operations, net of income
  taxes(3)....................     126,399       94,494       25,695        4,692       47,025       47,025           --
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income....................  $  312,350   $  220,558   $  276,061   $  120,816   $  185,426   $  218,680   $  203,449
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income per share --basic..  $     0.95   $     0.68   $     0.88   $     0.41   $     0.63   $     0.74   $     0.71
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Weighted average number of
  shares outstanding --basic..     330,326      324,584      311,976      296,077      295,162      295,335      287,486
Net income per share --
  diluted.....................  $     0.93   $     0.66   $     0.86   $     0.40   $     0.62   $     0.73   $     0.70
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Weighted average number of
  shares
  outstanding -- diluted......     334,980      335,770      319,561      300,038      300,147      301,255      288,589
BALANCE SHEET DATA (AT THE END
  OF THE PERIOD):
Total assets..................  $1,516,537   $1,789,205   $1,533,971   $1,308,161   $1,367,554   $1,249,226   $1,549,718
Post-retirement and post-
  employment benefits.........      38,082       27,577       27,429       43,471       44,305       43,651       41,597
Long-term debt and other
  liabilities.................     158,742      253,261      163,356      182,840      324,373      107,981      358,068
Shareholders' equity..........  $  801,570   $  825,270   $  495,222   $  103,540   $  218,366   $  304,768   $  166,505

---------------
(1) 2001 includes charges related to severance, impairment and other charges of $94,616, and terminated transaction costs of $6,457. 2000 includes charges related to the Synavant spin-off of $37,626, the Synavant related impairment charge of $115,453, the executive management transition charge of $31,133 and severance, impairment and other charges of $45,689. 1999 includes charges related to the

    Gartner spin-off of $9,500. 1998 includes charges related to the Cognizant spin-off of $35,025 and one-time charges and In-Process Research and Development write-offs related to the Walsh and PMSI acquisitions of $48,019 and $32,800, respectively.

(2) Non-operating Income, net in 2001 includes loss on Gartner shares of $84,880, gains/(losses) from dispositions -- net of $27,642 and the SAB No. 51 loss related to issuance of investees' stock of $1,490. Non-operating income, net in 2000 includes the gain on the sale of Erisco of $84,530, gains from dispositions -- net of $78,139, loss on Gartner shares of $6,896 and the SAB No. 51 gain related to the issue of stock by TriZetto of $9,029. Non-operating income, net in 1999 includes gains from dispositions-net of $25,264. Non-operating income, net in 1998 includes the gain related to the Cognizant's initial public offering of $12,777 and gains from dispositions -- net of $33,341. Results for 1997 include gains from dispositions -- net of $9,391 in non-operating income.

(3) Income from discontinued operations, net of income taxes, includes a tax provision of $25,320, $25,320, $2,526, $12,635, $49,303 and $62,271 for the
    nine months ended September 30, 2001 and the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

                        COGNIZANT SUMMARY FINANCIAL DATA

     The following table presents summary financial data for Cognizant. This data is derived from and should be read together with the audited and unaudited consolidated financial statements of Cognizant and related notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition of Cognizant" appearing elsewhere in this document. In the opinion of Cognizant's management, all adjustments considered necessary for a fair presentation of the interim financial information have been included, and all adjustments are of a normal and recurring nature. Operating results for the interim periods are not necessarily indicative of results that may be expected to occur for the entire year.

                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                            YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                               -------------------------------------------------   -------------------
                                                1997      1998      1999       2000       2001       2001       2002
                                                ----      ----      ----       ----       ----       ----       ----
                                                     (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
STATEMENT OF OPERATIONS:
Revenues.....................................  $13,898   $45,031   $74,084   $122,758   $158,969   $120,803   $146,510
Revenues -- related party....................   10,846    13,575    14,820     14,273     18,809     13,514     15,565
                                               -------   -------   -------   --------   --------   --------   --------
Total revenues...............................   24,744    58,606    88,904    137,031    177,778    134,317    162,075
Cost of revenues.............................   14,359    31,919    46,161     70,437     90,848     68,859     86,507
                                               -------   -------   -------   --------   --------   --------   --------
Gross profit.................................   10,385    26,687    42,743     66,594     86,930     65,458     75,568
Selling, general and administrative
  expenses...................................    6,898    15,547    23,061     35,959     44,942     34,306     37,933
Depreciation and amortization expense........    1,358     2,222     3,037      4,507      6,368      4,566      5,679
                                               -------   -------   -------   --------   --------   --------   --------
Income from operations.......................    2,129     8,918    16,645     26,128     35,620     26,586     31,956
Other income (expense).......................       25       721     1,300      2,119       (221)     1,402      1,216
                                               -------   -------   -------   --------   --------   --------   --------
Income before provision for income taxes.....    2,154     9,639    17,945     28,247     35,399     27,988     33,172
Provision for income taxes...................     (581)   (3,606)   (6,711)   (10,564)   (13,239)   (10,468)    (7,749)
Minority interest............................     (545)       --        --         --         --         --         --
                                               -------   -------   -------   --------   --------   --------   --------
Net income...................................  $ 1,028   $ 6,033   $11,234   $ 17,683   $ 22,160   $ 17,520   $ 25,423
                                               -------   -------   -------   --------   --------   --------   --------
Net income per share, basic..................  $  0.08   $  0.38   $  0.61   $   0.95   $   1.17   $   0.93   $   1.30
Net income per share, diluted................  $  0.08   $  0.36   $  0.58   $   0.87   $   1.09   $   0.86   $   1.21
Weighted average number of common shares
  outstanding................................   13,094    15,886    18,342     18,565     19,017     18,896     19,618
Weighted average number of common shares and
  stock options outstanding..................   13,210    16,538    19,416     20,256     20,371     20,382     21,040
STATEMENT OF FINANCIAL POSITION DATA (AT THE
  END OF THE PERIOD):
Cash and cash equivalents....................  $ 2,715   $28,418   $42,641   $ 61,976   $ 84,977   $ 79,767   $123,082
Working capital..............................    5,694    29,416    43,507     61,501     95,637     87,564    136,634
Total assets.................................   18,298    51,679    69,026    109,540    144,983    138,573    200,776
Due to related party.........................    6,646         9        --          8         --         --         --
Stockholders' equity.........................  $ 3,419   $32,616   $45,461   $ 66,116   $ 98,792   $ 92,496   $142,622

                           COMPARATIVE PER SHARE DATA

     The following table compares certain historical, pro forma and equivalent per share data for IMS Health and Cognizant. The data has been derived from and should be read together with the audited and unaudited consolidated financial statements of IMS Health and related notes thereto contained in IMS Health's Form 10-K for 2001 and Form 10-Q for the period ended September 30, 2002 and the audited and unaudited consolidated financial statements of Cognizant and related notes thereto contained in Cognizant's Form 10-K for 2001 and Form 10-Q for the period ended September 30, 2002.

     Pro forma net income per share is presented as if the exchange offer had occurred (and that 36,540,129 IMS Health shares had been exchanged for 11,290,900 Cognizant shares) as of January 1, 2001. Pro forma and equivalent pro forma book value per share is presented as if the exchange offer had occurred (and that 36,540,129 IMS Health shares had been exchanged for 11,290,900 Cognizant shares) as of September 30, 2002. You should not rely on the pro forma information as being indicative of the historical results that would have occurred or the future results that IMS Health or Cognizant will experience after the exchange offer. Cognizant's earnings per share and book value per share will be impacted only by Cognizant's share of the offering expenses, estimated to be approximately $2 to $3 million. Any conversion of Cognizant's class B common stock to class A common stock will not have an impact on Cognizant's earnings per share or book value per share.

                                                            IMS HEALTH
                                                            PRO FORMA
                                                               FOR
                                               IMS HEALTH    EXCHANGE    COGNIZANT    EXCHANGE OFFER
                                               HISTORICAL    OFFER(1)    HISTORICAL   EQUIVALENT(2)
                                               ----------   ----------   ----------   --------------
EARNINGS PER SHARE FOR THE TWELVE MONTHS
  ENDED DECEMBER 31, 2001
Basic........................................    $0.63        $0.65        $1.17          $0.36
Diluted......................................     0.62         0.64         1.09           0.34
EARNINGS PER SHARE FOR THE NINE MONTHS ENDED
  SEPTEMBER 30, 2002
Basic........................................     0.71         0.72         1.30           0.40
Diluted......................................     0.70         0.72         1.21           0.37
CASH DIVIDENDS PER SHARE DECLARED
For the twelve months ended December 31,
  2001.......................................     0.08         0.08         0.00           0.00
For the nine months ended September 30,
  2002.......................................     0.06         0.06         0.00           0.00
BOOK VALUE PER SHARE
As of September 30, 2002.....................    $0.59        $0.33        $7.12          $2.20

---------------
(1) The "IMS Health Pro Forma for Exchange Offer" amounts assume that 36,540,129 IMS Health shares are exchanged for 11,290,900 Cognizant shares. However, if we assumed that only 27,400,000 IMS Health shares -- the minimum amount that IMS will accept in the exchange offer -- are exchanged for 8,466,600 Cognizant shares, then the "IMS Health Pro Forma for Exchange Offer" amounts would not differ from the amounts presented as IMS Health would have accounted for its investment in Cognizant on the cost method of accounting.

(2) The exchange offer equivalent amounts are calculated by multiplying the historical Cognizant amounts by the exchange ratio in the exchange offer.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

     Set forth below are the closing sale prices of IMS Health common stock as reported by the NYSE, and Cognizant class A common stock as listed for quotation on the Nasdaq National Market on November 13, 2002 (the last full trading day prior to the public announcement that IMS Health was considering the exchange offer) and January 8, 2003 (the most recent practicable date prior to the date of this offering circular-prospectus). Also set forth below are the exchange offer equivalent sales prices of IMS Health common stock for each of these dates, as determined by multiplying the sale price of Cognizant class A common stock by the exchange ratio for the exchange offer.

                                            IMS HEALTH     COGNIZANT       EXCHANGE OFFER
                                            NYSE PRICE    NASDAQ PRICE    EQUIVALENT PRICE
                                            PER SHARE      PER SHARE        PER SHARE(1)
                                            ----------    ------------    ----------------
November 13, 2002.........................    $16.52         $69.39            $21.44
January 8, 2003...........................     16.64          64.55             19.95

---------------
(1) The exchange offer equivalent per share sales prices are calculated by multiplying the Cognizant price per share by the exchange ratio for the exchange offer.

                                  RISK FACTORS

     You should consider carefully all the information set forth or incorporated by reference in this document and, in particular, the following risk factors, in considering whether or not to tender your shares of IMS Health common stock. In addition, for an important discussion of additional uncertainties associated with the businesses of IMS Health and Cognizant and forward-looking information in this document, please see "Special Note on Forward-Looking Information" on page 30.

                      RISKS RELATED TO THE EXCHANGE OFFER

YOUR INVESTMENT IN SHARES OF IMS HEALTH COMMON STOCK WILL BE SUBJECT TO DIFFERENT RISKS AFTER THE EXCHANGE OFFER REGARDLESS OF WHETHER YOU ELECT TO PARTICIPATE IN THE OFFER.

     Your investment will be subject to different risks as a result of the exchange offer, regardless of whether you tender all, some or none of your shares of IMS Health common stock.

     - If you exchange all your IMS Health shares, you will no longer have an interest in IMS Health, but instead will have an interest in Cognizant. As a result, your investment will be subject to risks associated with Cognizant and not risks associated with IMS Health.

     - If you exchange some, but not all, of your IMS Health shares, your interest in IMS Health will diminish, depending on the number of your shares that are accepted for exchange, while your direct interest in Cognizant may increase. As a result, your investment will be subject to risks associated with IMS Health and Cognizant.

     - If you do not exchange any of your IMS Health shares your interest in IMS Health will increase, on a percentage basis, while your indirect interest in Cognizant will decrease or be eliminated. As a result, your investment will be subject to risks associated with IMS Health and not risks associated with Cognizant, except to the extent we do not distribute all our Cognizant shares.

YOU MAY NOT RECEIVE A PREMIUM FOR THE SHARES OF IMS HEALTH COMMON STOCK YOU TENDER IN THE EXCHANGE OFFER.

     The amount of the premium, if any, that you will receive if you participate in the exchange offer will depend on the relative value of IMS Health shares and Cognizant shares on the completion of the exchange offer. A number of factors may influence the value of our and Cognizant's shares. We cannot predict what the amount of the actual premium will be at the time of the exchange or whether, in fact, there will be a premium at all. Changes in the prices of IMS Health shares or Cognizant shares over time may also affect your ability to realize any premium through sales in the market.

THE HISTORICAL FINANCIAL INFORMATION OF IMS HEALTH AND COGNIZANT MAY NOT BE INDICATIVE OF THEIR RESULTS AS SEPARATE COMPANIES.

     The historical financial information of IMS Health and Cognizant presented in this document may not necessarily reflect what the results of operations, financial condition and cash flows of each would have been had the companies been separate, stand-alone entities pursuing independent strategies during the periods presented. As a result, historical financial information is not necessarily indicative of future results of operations, financial condition and cash flows of either IMS Health or Cognizant.

THE PRIOR PERFORMANCE OF IMS HEALTH AND COGNIZANT COMMON STOCK MAY NOT BE INDICATIVE OF THE PERFORMANCE OF THEIR COMMON STOCK AFTER THE EXCHANGE OFFER.

     IMS Health and Cognizant common stock price history may not provide investors with a meaningful basis for evaluating an investment in either company's common stock. IMS has been a publicly traded company only since July 1, 1998 and Cognizant has been a publicly traded company only since June 24, 1998. The prior performance of IMS Health and Cognizant common stock may not be indicative of the performance of their common stock after the exchange offer.

THE DISTRIBUTION OF SHARES OF COGNIZANT CLASS B COMMON STOCK IN THE EXCHANGE OFFER MAY ADVERSELY AFFECT THE MARKET PRICE OF SHARES OF COGNIZANT CLASS A COMMON STOCK.

     The exchange offer will substantially increase the number of publicly held shares of Cognizant common stock and the number of Cognizant stockholders. At September 30, 2002, Cognizant common stock held by IMS Health represented approximately 56% of the outstanding stock and approximately 93% of the combined voting power of Cognizant's common stock. The shares of Cognizant class B common stock to be distributed in the exchange offer will be immediately transferable by non-affiliates of Cognizant. Each share of Cognizant class B common stock will be automatically converted into one share of Cognizant class A common stock when it is first transferred after the exchange offer. If a significant number of persons who receive shares of Cognizant common stock in the exchange offer attempt to, or are perceived as likely to, sell their shares of Cognizant common stock after the exchange offer, the market price of shares of Cognizant class A common stock could be adversely affected or fluctuate significantly after the exchange offer.

MARKET PRICES FOR SHARES OF IMS HEALTH COMMON STOCK MAY DECLINE FOLLOWING THE COMPLETION OF THE EXCHANGE OFFER.

     Investors may purchase shares of IMS Health common stock in order to participate in the exchange offer, which may have the effect of artificially raising market prices for shares of IMS Health common stock during the pendency of the exchange offer. Following the completion of the exchange offer, the market prices for shares of IMS Health common stock may decline because any exchange offer-related demand for shares of IMS Health common stock will cease. Furthermore, persons who were unable to exchange their shares of IMS Health common stock for any reason, including proration, may seek to sell these shares in the market, which may also affect the market price for IMS Health common stock. Market prices for shares of IMS Health common stock may also decline following the completion of the exchange offer because shares of IMS Health common stock will no longer include an investment, or will include a significantly diminished investment, in the Cognizant business.

THE IRS MAY TREAT THE EXCHANGE OFFER AS TAXABLE TO EXCHANGING STOCKHOLDERS OR TO IMS HEALTH.

     We have received a tax opinion from McDermott, Will & Emery to the effect that, for U.S. federal income tax purposes, the exchange offer should be tax-free to IMS Health stockholders, except with respect to any cash received in lieu of fractional shares of Cognizant class B common stock, and that the exchange offer should be tax-free to IMS Health. Section 355 of the Internal Revenue Code is highly technical and complex, and many aspects of the statute have not yet been addressed by judicial decisions, Treasury regulations, or other administrative guidance. In particular, there is uncertainty with respect to the tax treatment of the exchange offer to IMS Health under Section 355(e) of the Internal Revenue Code due to the absence of controlling legal authorities addressing certain factual aspects of the exchange offer, including the potential for automatic conversion of Cognizant class B common stock into Cognizant class A common stock. The opinion of McDermott, Will & Emery is based on certain factual representations and assumptions. If these factual representations and assumptions are incorrect in any material respect, our ability to rely on the tax-free opinion would be jeopardized. No ruling from the

Internal Revenue Service has been or will be sought with respect to any of the tax matters relating to the exchange offer and the opinion is not binding on the IRS. Accordingly, we cannot assure you that the IRS will agree with the conclusions set forth in the opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If we complete the exchange offer and the exchange offer is held to be taxable, we could be subject to tax as if the distribution were a taxable sale by us of our Cognizant shares at market value, resulting in a material amount of taxes for us because our tax basis in the Cognizant shares is not significant. Our stockholders who receive Cognizant shares could be subject to taxes that would vary with the individual circumstances of the stockholder and may be material for some of stockholders. Neither IMS Health nor Cognizant will indemnify any individual stockholder for any taxes that may be incurred in connection with the exchange offer.

IMS HEALTH AND COGNIZANT MAY NOT HAVE ADEQUATE FUNDS TO PERFORM THEIR RESPECTIVE INDEMNITY OBLIGATIONS UNDER THE DISTRIBUTION AGREEMENT.

     In connection with the exchange offer, IMS Health and Cognizant have made tax-related representations to each other and agreed to tax-related covenants. IMS Health and Cognizant also have agreed to indemnify each other for any liability resulting from a breach of these representations and covenants and liability resulting from the conduct of IMS Health's and Cognizant's businesses. The resulting liabilities could have a material adverse effect on each company. For a summary of IMS Health's and Cognizant's obligations in connection with the potential tax and business liabilities, see "Certain Relationships between IMS Health and Cognizant -- Distribution Agreement" on page 97.

SPECIAL VOTING RIGHTS ASSOCIATED WITH COGNIZANT CLASS B COMMON STOCK WILL NOT BE TRANSFERABLE.

     If you receive shares of Cognizant class B common stock in the exchange offer, you will have ten votes for each share you receive only until such share is converted into Cognizant class A common stock. You will not be able to transfer to another person any value associated with these special voting rights because each share of Cognizant class B common stock will be automatically converted when it is first transferred after the exchange offer into one share of Cognizant class A common stock with one vote.

THE SPECIAL VOTING RIGHTS ASSOCIATED WITH COGNIZANT CLASS B COMMON STOCK MAY CEASE AT ANY TIME.

     You may lose your special voting rights even if you do not transfer your class B common stock because each share of class B common stock will convert automatically into one share of class A common stock with one vote per share on the fifth anniversary of completion of the exchange offer or, if earlier, the date on which the number of shares of Cognizant class B common stock represents less than 35% of the aggregate number of shares of Cognizant common stock then outstanding. The number of shares of class B common stock may fall below the 35% level as the result of transfers by other holders of class B common stock or an increase in the number of shares of Cognizant class A common stock outstanding.

                           RISKS RELATED TO COGNIZANT

A SUBSTANTIAL PORTION OF COGNIZANT'S ASSETS AND OPERATIONS ARE LOCATED IN INDIA AND COGNIZANT IS SUBJECT TO REGULATORY, ECONOMIC AND POLITICAL UNCERTAINTIES IN INDIA.

     Cognizant intends to continue to develop and expand its offshore facilities in India where, as of December 31, 2002, approximately 73% of its technical professionals were located. While wage costs are lower in India than in the United States and other developed countries for comparably skilled professionals, wages in India are increasing at a faster rate than in the United States, which could result in Cognizant incurring increased costs for technical professionals and reduced operating margins. In addition, there is intense competition in India for skilled technical professionals and Cognizant expects that competition to increase.

     India has also experienced civil unrest and terrorism and has been involved in conflicts with neighboring countries. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the Indian-Pakistan border. The potential for hostilities between the two countries has been high in light of tensions related to recent terrorist incidents in India and the unsettled nature of the regional geopolitical environment including events in and related to Afghanistan. If India were to become engaged in armed hostilities, particularly if these hostilities were protracted or involved the threat of or use of weapons of mass destruction, Cognizant's operations would be materially adversely affected. In addition, U.S. companies may decline to contract with Cognizant for services in light of international terrorist incidents or armed hostilities even where India is not involved because of more generalized concerns about relying on a service provider utilizing international resources.

     In the past, the Indian economy has experienced many of the problems confronting the economies of developing countries including high inflation, erratic gross domestic product growth and shortages of foreign exchange. The Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy, and Indian government actions concerning the economy could have a material adverse effect on private sector entities, including Cognizant. In the past, the Indian government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the software development services industry. Programs that have benefited Cognizant include, among others, tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. Notwithstanding these benefits, India's central and state governments remain significantly involved in the Indian economy as regulators. The elimination of any of the benefits realized by Cognizant from its Indian operations could have a material adverse effect on Cognizant's business, results of operations and financial condition.

     Since 1991, successive governments in India have pursued policies of economic reform, including significantly relaxing restrictions on the private sector. The current Indian government, formed in October 1999, is a coalition of several parties, including some small regional parties. The withdrawal of one or more of these parties from the current coalition could result in political instability. Political instability or further changes in the government in India could delay the reform of the Indian economy and adversely affect economic conditions in India generally, which could impact Cognizant's financial results and prospects. The current Indian government has generally pursued policies and taken initiatives that support the continued economic reform policies that have been pursued by previous governments. Cognizant cannot assure you, however, that these policies and initiatives will continue in the future. The rate of economic reform could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting Cognizant's business could change as well. A significant change in India's economic reform and deregulation policies could adversely affect business and economic conditions in India generally and Cognizant's business in particular.

     No assurance can be given that Cognizant will not be adversely affected by changes in inflation, interest rates, taxation, social stability or other political, economic or diplomatic developments in or affecting India in the future.

HOSTILITIES BETWEEN THE UNITED STATES AND IRAQ COULD ADVERSELY AFFECT COGNIZANT'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND IMPAIR ITS ABILITY TO SERVICE ITS CUSTOMERS.

     Tensions between the United States and Iraq have recently escalated as the United States has threatened to take military action against Iraq. Hostilities involving the United States, or military or travel disruptions and restrictions affecting Cognizant's employees, could materially adversely affect Cognizant's operations and its ability to service its customers. As of December 31, 2002, approximately 73% of Cognizant's technical professionals were located in India, and the vast majority of Cognizant's technical professionals in the United States and Europe are Indian nationals who are able to work in the United States only because they hold current visas. A military action by the United States against Iraq would likely further disrupt travel and the ability to obtain visas to enter into the United States. Travel restrictions could cause Cognizant to incur additional unexpected labor costs and expenses or could restrain Cognizant's ability to retain the skilled professionals it needs for its operations in the United States and Europe.

COGNIZANT'S INTERNATIONAL SALES AND OPERATIONS ARE SUBJECT TO MANY
UNCERTAINTIES.

     Revenues from customers outside North America represented 16%, 14% and 13% of Cognizant's revenues for 2000, 2001 and the nine months ended September 30, 2002, respectively. Cognizant anticipates that revenues from customers outside North America will continue to account for a material portion of its revenues in the foreseeable future and may increase as Cognizant expands its international presence, particularly in Europe. In addition, a substantial majority of Cognizant's employees and almost all of its IT development centers are located in India. As a result, Cognizant may be subject to risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import or export or otherwise resulting from foreign policy or the variability of foreign economic conditions. To date, Cognizant has not engaged in any hedging transactions to mitigate its risks relating to exchange rate fluctuations. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potentially adverse tax consequences, tariffs, quotas and other barriers and potential difficulties in collecting accounts receivable. There can be no assurance that these and other factors will not have a material adverse effect on Cognizant's business, results of operations and financial condition.

COGNIZANT FACES INTENSE COMPETITION FROM OTHER IT SERVICE PROVIDERS.

     The intensely competitive IT professional services market includes a large number of participants and is subject to rapid change. This market includes participants from a variety of market segments, including:

     - systems integration firms;

     - contract programming companies;

     - application software companies;

     - Internet solutions providers;

     - the professional services groups of computer equipment companies; and

     - facilities management and outsourcing companies.

     The market also includes numerous smaller local competitors in the various geographic markets in which Cognizant operates. Cognizant's direct competitors who use the on-site/offshore business model include, among others, Infosys, Inc., Satyam Computer Services Limited, Tata Consultancy Services and WIPRO Ltd. In addition, many of Cognizant's competitors have significantly greater financial, technical and marketing resources and greater name recognition than does Cognizant. Some of these larger competitors, such as Accenture Ltd., Electronic Data Systems Corporation and IBM Global Services, have announced their intentions to develop their offshore operations in order to lower their cost structure. Cognizant cannot assure you that it will be able to sustain its current levels of profitability or growth as competitive pressures, including competition for skilled IT development professionals and pricing pressure from competitors employing an on-site/offshore business model, increase.

COGNIZANT'S BUSINESS WILL SUFFER IF IT FAILS TO DEVELOP NEW SERVICES AND ENHANCE ITS EXISTING SERVICES IN ORDER TO KEEP PACE WITH THE RAPIDLY EVOLVING TECHNOLOGICAL ENVIRONMENT.

     The IT services market is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Cognizant's future success will depend on its ability to develop solutions that keep pace with changes in the IT services market. There can be no assurance that Cognizant will be successful in developing new services addressing evolving technologies on a timely or cost-effective basis or, if these services are developed, that Cognizant will be successful in the marketplace. In addition, there can be no assurance that products, services or technologies developed by others will not render Cognizant's services non-competitive or obsolete. Cognizant's failure to address these developments could have a material adverse effect on its business, results of operations and financial condition.

     Cognizant's ability to remain competitive will also depend on its ability to design and implement, in a timely and cost-effective manner, solutions for customers moving from the mainframe environment to client/server or other advanced architectures. Cognizant's failure to design and implement solutions in a timely and cost-effective manner could have a material adverse effect on Cognizant's business, results of operations and financial condition.

COMPETITION FOR HIGHLY SKILLED TECHNICAL PERSONNEL IS INTENSE AND THE SUCCESS OF COGNIZANT'S BUSINESS DEPENDS ON ITS ABILITY TO ATTRACT AND RETAIN HIGHLY SKILLED PROFESSIONALS.

     Cognizant's future success will depend to a significant extent on its ability to attract, train and retain highly skilled IT development professionals. In particular, Cognizant needs to attract, train and retain project managers, IT engineers and other senior technical personnel. Cognizant believes there is a shortage of, and significant competition for, IT development professionals in the United States and India with the advanced technological skills necessary to perform the services Cognizant offers. Cognizant has subcontracted, to a limited extent in the past, and may do so in the future, with other service providers in order to meet its obligations to its customers. Cognizant's ability to maintain and renew existing engagements and obtain new business will depend, in large part, on its ability to attract, train and retain technical personnel with the skills that keep pace with continuing changes in information technology, evolving industry standards and changing customer preferences. Further, Cognizant must train and manage its growing work force, requiring an increase in the level of responsibility for both existing and new management personnel. There can be no assurance that the management skills and systems currently in place will be adequate or that Cognizant will be able to train and assimilate new employees successfully. Cognizant's failure to attract, train and retain current or future employees could have a material adverse effect on its business, results of operations and financial condition.

COGNIZANT'S GROWTH MAY BE HINDERED BY IMMIGRATION RESTRICTIONS.

     Cognizant's future success will depend on its ability to attract and retain employees with technical and project management skills from developing countries, especially India. The vast majority of Cognizant's IT professionals in the United States and in Europe are Indian nationals. The ability of Indian nationals to work in the United States depends on their ability and the ability of Cognizant to obtain the necessary visas and work permits.

     The H-1B visa classification enables U.S. employers to hire qualified foreign workers in positions which require an education at least equal to a U.S. Baccalaureate Degree in specialty occupations such as IT systems engineering and systems analysis. The H-1B visa usually permits an individual to work and live in the United States for a period of up to six years. There is a limit on the number of new H-1B petitions that the U.S. Immigration and Naturalization Service may approve in any federal fiscal year, and in years in which this limit is reached, Cognizant may be unable to obtain H-1B visas necessary to bring foreign employees to the United States. In the current federal fiscal year, the limit is 195,000. This cap is currently not expected to be reached. However, in the fiscal year beginning October 1, 2003, because of changes in U.S. immigration law, the number of H-1B visas available to employers will be reduced to 65,000. In addition, there are strict labor regulations associated with the H-1B visa classification. Higher users of the H-1B visa program are often subject to investigations by the Wage and Hour Division of the U.S. Department of Labor. A finding by the U.S. Department of Labor of willful or substantial failure by Cognizant to comply with existing regulations on the H-1B classification may result in a bar on future work-authorized nonimmigrant or immigrant petitions.

     Cognizant also regularly transfers employees of its subsidiaries in India to the United States to work on projects and at client sites, using the L-1 visa classification. The L-1 visa allows companies abroad to transfer certain managers, executives and employees with specialized company knowledge to related U.S. companies such as a parent, subsidiary, affiliate, joint venture or branch office. Cognizant has an approved "Blanket L Program," under which the corporate relationships of its transferring and receiving entities have been pre-approved by the INS, thus enabling individual L-1 applications to be presented directly to a U.S. consular post abroad rather than undergoing the pre-approval process in the United States. While there have been no major changes in the law or regulations governing the L-1 categories, both the U.S. consular posts that review initial L-1 applications and the INS office, which adjudicates extensions of L-1 status, have become more restrictive with respect to this category in the recent past. As a result, the rate of refusals of initial L-1 applications and of extension denials has increased. In addition, even where L-1 visas are ultimately granted and issued, security measures undertaken by U.S. consular posts around the world have caused major delays in visa issuances. Cognizant's inability to bring qualified technical personnel into the United States to staff on-site customer locations would have a material adverse effect on Cognizant's business, results of operations and financial condition.

     Cognizant also processes immigrant visas for lawful permanent residence for employees to fill positions for which there are no able, willing and qualified U.S. workers available to fill the positions. Compliance with existing U.S. immigration and labor laws, or changes in those laws making it more difficult to hire foreign nationals or limiting Cognizant's ability to successfully obtain permanent residence for its foreign employees in the United States, could require Cognizant to incur additional unexpected labor costs and expenses or could restrain Cognizant's ability to retain the skilled professionals it needs for its operations in the United States. Any of these restrictions or limitations on Cognizant's hiring practices could have a material adverse effect on Cognizant's business, results of operations and financial condition.

     In addition to immigration restrictions in the United States, there have recently been changes to work permit legislation in the United Kingdom, where Cognizant has experienced significant growth. Under the new regulations, in order for Cognizant to transfer its employees to the United Kingdom, either from the United States or from India, it must demonstrate that the employee had been employed by Cognizant for at least six months prior to the transfer. These restrictions restrain Cognizant's ability to retain the skilled professionals it needs for its operations in Europe, and could have an adverse affect on Cognizant's international strategy to expand its presence in Europe. As a result, the changes to work permit legislation in the United Kingdom could have a material adverse effect on Cognizant's business, results of operations and financial condition.

     Immigration and work permit laws and regulations in the United States, the United Kingdom and other countries is subject to legislative and administrative changes as well as changes in the application of standards and enforcement. Immigration and work permit laws and regulation can be significantly effected by political forces and levels of economic activity. Cognizant's international expansion strategy and its business, results of operations and financial condition may be materially adversely affected if changes in immigration and work permit laws and regulations or the administration or enforcement of such laws or regulations impairs Cognizant's ability to staff projects with IT professionals who are not citizens of the country where the work is to be performed.

COGNIZANT'S ABILITY TO OPERATE AND COMPETE EFFECTIVELY COULD BE IMPAIRED IF IT LOSES KEY PERSONNEL.

     Cognizant's future performance depends to a significant degree upon the continued service of the key members of its management team, as well as marketing, sales and technical personnel, and its ability to attract and retain new management and other personnel. Cognizant does not maintain key man life insurance on any of its executive officers or significant employees. Competition for personnel is intense, and there can be no assurance that Cognizant will be able to retain its key employees or that it will be successful in attracting and retaining new personnel in the future. The loss of any one or more of Cognizant's key personnel or the failure to attract and retain key personnel could have a material adverse effect on Cognizant's business, results of operations and financial condition.

     Cognizant has entered into non-competition agreements with its executive officers. There can be no assurance that the restrictions in these agreements prohibiting the executive officers from engaging in competitive activities are enforceable. Further, substantially all of Cognizant's professional non-executive staff are not covered by agreements that would prohibit them from working for Cognizant's competitors. If any of Cognizant's key professional personnel leaves Cognizant and joins a competitor of Cognizant, Cognizant's business could be adversely affected.

COGNIZANT'S EARNINGS MAY BE ADVERSELY AFFECTED IF IT CHANGES ITS INTENT NOT TO REPATRIATE EARNINGS IN INDIA.

     During the first quarter of 2002, Cognizant made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, Cognizant intends to use 2002 and future Indian earnings to expand its operations outside the United States instead of repatriating those earnings to the United States. Accordingly, effective January 1, 2002, pursuant to Accounting Principles Bulletin 23, Cognizant will no longer accrue taxes on the repatriation of earnings recognized in 2002 and subsequent periods as these earnings are now considered to be indefinitely reinvested outside the United States. This change in intent resulted in an estimated effective tax rate for the nine months ended September 30, 2002 of approximately 23%, compared to an effective tax rate for fiscal 2001 of approximately 37%. However, Cognizant's cash requirements could change over time, which could effectively force it to change its intent on repatriating Indian earnings. If Cognizant's earnings are intended to be repatriated in the future, or are no longer reinvested outside the United States, Cognizant will have to accrue the applicable amount of taxes associated with those earnings and pay taxes at a substantially higher tax rate than the effective rate in 2002. These increased taxes could have a material adverse effect on Cognizant's business, results of operations and financial condition, as well as cash flows to fund such taxes. In addition, Cognizant may need to accelerate the payment of significant deferred taxes, which would have a significant impact on its cash position.

COGNIZANT'S EARNINGS MAY BE ADVERSELY AFFECTED IF IT CHANGES ITS ACCOUNTING POLICY WITH RESPECT TO EMPLOYEE STOCK OPTIONS.

     Stock options are an important component of compensation packages for most of Cognizant's mid- and senior-level employees. Cognizant currently does not deduct the expense of employee stock option grants from its income. Many companies, however, are considering a change to their accounting policies to record the value of stock options issued to employees as an expense and changes in the accounting treatment of stock options are currently under consideration by the International Accounting Standards Board and other accounting standards-setting bodies. If Cognizant were to change its accounting policy with respect to the treatment of employee stock option grants, its earnings could be materially adversely affected.

A SIGNIFICANT PORTION OF COGNIZANT'S PROJECTS IS ON A FIXED-PRICE BASIS, SUBJECTING COGNIZANT TO THE RISKS ASSOCIATED WITH COST OVER-RUNS AND OPERATING COST INFLATION.

     Cognizant contracts to provide services either on a time-and-materials basis or on a fixed-price basis, with fixed-price contracts accounting for approximately 24% and 26% of revenues for the year ended December 31, 2001 and the nine months ended September 30, 2002, respectively. Cognizant expects that an increasing number of its future projects will be contracted on a fixed-price basis. Cognizant bears the risk of cost over-runs and operating cost inflation in connection with projects covered by fixed-price contracts. Cognizant's failure to estimate accurately the resources and time required for a fixed-price project, or its failure to complete its contractual obligations within the time frame committed, could have a material adverse effect on Cognizant's business, results of operations and financial condition.

COGNIZANT'S BUSINESS MAY SUFFER IF IT IS UNABLE TO MANAGE ITS RAPID GROWTH.

     Since Cognizant began providing software development and maintenance services in early 1994, Cognizant's professional and support staff has increased from approximately 25 to over 6,000 at December 31, 2002. Cognizant's anticipated growth will continue to place significant demands on its management and other resources. In particular, Cognizant will have to continue to increase the number of its personnel, particularly skilled technical, marketing and management personnel, and continue to develop and improve its operational, financial, communications and other internal systems. Cognizant's inability to manage its anticipated growth effectively could have a material adverse effect on Cognizant's business, results of operations and financial condition.

     As part of its growth strategy, Cognizant is expanding its operations in Europe and Asia. Cognizant may not be able to compete effectively in these markets and the cost of entering these markets may be substantially greater than it expects. If it fails to compete effectively in the new markets it enters, or if the cost of entering those markets is substantially greater than it expects, Cognizant's business, results of operations and financial condition could be adversely affected. In addition, if Cognizant cannot compete effectively, it may be required to reconsider its strategy to invest in its international expansion plans and change its intent on the repatriation of its earnings.

COGNIZANT RELIES ON A FEW CUSTOMERS FOR A LARGE PORTION OF ITS REVENUES.

     Approximately 40%, 35% and 39% of Cognizant's revenues in years ended December 31, 2000 and 2001 and the nine months ended September 30, 2002, respectively, were generated from its top five customers, including IMS Health. Approximately 10%, 11% and 10% of Cognizant's revenues in years ended December 31, 2000 and 2001 and the nine months ended September 30, 2002 were generated from IMS Health and its subsidiaries. The volume of work performed for specific customers is likely to vary from year to year, and a major customer in one year may not use Cognizant's services in a subsequent year. The loss of one of Cognizant's large customers could have a material adverse effect on its business, results of operations and financial condition.

COGNIZANT GENERALLY DOES NOT HAVE LONG-TERM CONTRACTS WITH ITS CUSTOMERS.

     Consistent with industry practice, Cognizant generally does not enter into long-term contracts with its customers. As a result, Cognizant is substantially exposed to volatility in the market for its services, and may not be able to maintain its level of profitability. If Cognizant is unable to market its services on terms it finds acceptable, its financial condition and results of operations could suffer materially.

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

COGNIZANT'S OPERATING RESULTS EXPERIENCE SIGNIFICANT QUARTERLY FLUCTUATIONS.

     Cognizant historically has experienced significant quarterly fluctuations in its revenues and results of operations and expects these fluctuations to continue. Among the factors causing these variations have been:

     - the number, timing, scope and contractual terms of IT development and maintenance projects in which Cognizant is engaged;

     - delays incurred in the performance of those projects;

     - the accuracy of estimates of resources and time required to complete ongoing projects; and

     - general economic conditions.

     In addition, Cognizant's future revenues, operating results and margins may fluctuate as a result of:

     - changes in pricing in response to customer demand and competitive pressures;

     - the mix of on-site and offshore staffing;

     - the ratio of fixed-price contracts versus time-and-materials contracts;

     - employee wage levels and utilization rates;

     - the timing of collection of accounts receivable; and

     - the breakdown of revenues by distribution channel.

     A high percentage of Cognizant's operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of Cognizant's projects or in employee wage levels and utilization rates may cause significant variations in operating results in any particular quarter, and could result in losses to Cognizant. Any significant shortfall of revenues in relation to Cognizant's expectations, any material reduction in utilization rates for Cognizant's professional staff or variance in the on-site, offshore staffing mix, an unanticipated termination of a major project, a customer's decision not to pursue a new project or proceed to succeeding stages of a current project or the completion during a quarter of several major customer projects could require Cognizant to pay underutilized employees and could therefore have a material adverse effect on Cognizant's business, results of operations and financial condition.

     As a result of these factors, it is possible that in some future periods Cognizant's revenues and operating results may be significantly below the expectations of public market analysts and investors. In such an event, the price of Cognizant's common stock would likely be materially and adversely affected.

COGNIZANT MAY NOT BE ABLE TO SUSTAIN ITS CURRENT LEVEL OF PROFITABILITY.

     Cognizant's gross margin of 49% and 47% for the year ended December 31, 2001 and the nine months ended September 30, 2002, respectively, may decline if it experiences declines in demand and pricing for its services. In addition, wages in India are increasing at a faster rate than in the United States, which could result in Cognizant incurring increased costs for technical professionals. Although Cognizant has been able to partially offset pricing pressures and wage increases through its low-cost operating structure, it cannot assure you that it will be able to continue to do so in the future.

LIABILITY CLAIMS COULD HAVE A MATERIAL ADVERSE EFFECT ON COGNIZANT'S BUSINESS.

     Many of Cognizant's engagements involve projects that are critical to the operations of its customers' businesses and provide benefits that are difficult to quantify. Any failure in a
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

customer's computer system could result in a claim for substantial damages against Cognizant, regardless of Cognizant's responsibility for the failure. Although Cognizant attempts to limit by contract its liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its IT development and maintenance services, there can be no assurance that any contractual limitations on liability will be enforceable in all instances or will otherwise protect Cognizant from liability for damages. Although Cognizant has general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against Cognizant that exceed available insurance coverage or changes in Cognizant's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on Cognizant's business, results of operations and financial condition.

COGNIZANT MAY BE SUBJECT TO LEGACY DUN & BRADSTREET LIABILITIES THAT COULD HAVE AN ADVERSE EFFECT ON COGNIZANT'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     In 1996, The Dun & Bradstreet Corporation, now known as R.H. Donnelly Corporation, split itself into three separate companies: The Dun & Bradstreet Corporation, Cognizant Corporation and ACNielsen Corporation. In connection with the split-up transaction, The Dun & Bradstreet Corporation, Cognizant Corporation (renamed Nielsen Media Research), of which Cognizant Technology Solutions Corporation was once a part, and ACNielsen Corporation (now a subsidiary of the Dutch company VNU N.A.) entered into a distribution agreement. In the 1996 distribution agreement, each party assumed the liabilities relating to the businesses allocated to it and agreed to indemnify the other parties and their subsidiaries against those liabilities and certain other matters. The 1996 distribution agreement also prohibited each party thereto from distributing to its stockholders any business allocated to it unless the distributed business delivered undertakings agreeing to be jointly and severally liable to the other parties under the 1996 distribution agreement for the liabilities of the distributing parent company under the 1996 distribution agreement. IMS Health made such undertaking when it was spun off by Nielsen Media Research in 1998 and, accordingly, IMS Health and Nielsen Media Research are jointly and severally liable to R.H. Donnelly and ACNielsen for Cognizant Corporation obligations under the terms of the 1996 distribution agreement. IMS Health has requested similar undertakings from Cognizant Technology Solutions Corporation as a condition to the distribution of Cognizant shares in the exchange offer. IMS Health is obligated to procure similar undertakings from Cognizant Technology Solutions Corporation to Nielsen Media Research and Synavant Inc. with respect to liabilities allocated to IMS Health in connection with Nielsen Media Research's spin-off of IMS Health and IMS Health's spin-off of Synavant Inc. In connection with the exchange offer, Cognizant Technology Solutions Corporation has given these undertakings and, as a result, Cognizant Technology Solutions Corporation may be subject to claims in the future in relation to legacy liabilities.

     One possible legacy liability arises from a pending antitrust action filed by Information Resources Inc. in 1996, which names as joint defendants all parties to the 1996 distribution agreement. Information Resources' complaint alleges damages in excess of $350 million, which amount it has asked to be trebled, plus punitive damages. ACNielsen Corporation agreed in connection with the 1996 distribution agreement to assume any and all liabilities resulting from the Information Resources claim to the extent that ACNielsen remains financially viable. In connection with VNU's acquisition of ACNielsen in 2001, VNU was required to assume this liability and to be included with ACNielsen for purposes of determining the amount that can be paid by ACNielsen in respect of any claim. IMS Health and Nielsen Media Research, Inc., successors to Cognizant Corporation, have agreed to share liabilities in excess of the amount ACNielsen is required to pay under the 1996 distribution agreement in respect of this claim on a 50-50 basis with The Dun & Bradstreet Corporation (subsequently separated into The Dun &

Bradstreet Corporation and Moody's Corporation). IMS Health and Nielsen Media Research, Inc. further agreed to share their portion of the liabilities in relation to the Information Resources action on a 75-25 basis, subject to Nielsen Media Research, Inc.'s liability in respect of the Information Resources action and certain other contingent liabilities being capped at $125 million. Pursuant to its undertaking, Cognizant Technology Solutions Corporation could be held liable for those amounts that VNU, IMS Health, Nielsen Media Research, Inc., and The Dun & Bradstreet Corporation and their successors are unable or unwilling to pay.

     Other claims have arisen in the past and may arise in the future under the 1996 distribution agreement or the distribution agreements relating to Nielsen Media Research's spin-off of IMS Health and IMS Health's spin-off of Synavant Inc., in which case Cognizant Technology Solutions Corporation may be jointly and severally liable for any losses suffered by the parties entitled to indemnification.

     IMS Health has agreed to indemnify Cognizant Technology Solutions Corporation for any and all liabilities that arise out of its undertakings to be jointly and severally liable for these liabilities, but if for any reason IMS Health does not perform on its indemnification obligation, these liabilities could have a material adverse effect on Cognizant's financial condition and results of operations.

COGNIZANT EXPECTS THAT THE COST OF INSURANCE WILL INCREASE, AND THE SCOPE OF ITS COVERAGE WILL DECREASE, FOLLOWING COMPLETION OF THE EXCHANGE OFFER.

     Historically, Cognizant has benefited from insurance coverage provided under policies obtained by IMS Health for itself and its subsidiaries. Following completion of the exchange offer, Cognizant will be required to obtain its own separate insurance policies for director and officer liability and general liability. Cognizant expects the costs associated with the new insurance policies will be substantially higher than the cost of the shared policy due to reduced leverage in negotiating terms and general increases in insurance premiums. In addition, Cognizant expects that the scope of its coverage will also be reduced under the new policies.

COGNIZANT MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS.

     Cognizant's future success will depend in part on its ability to protect its intellectual property rights. Cognizant presently holds no patents or registered copyrights, and relies upon a combination of copyright and trade secret laws, non-disclosure and other contractual arrangements and various security measures to protect its intellectual property rights. India is a member of the Berne Convention, and has agreed to recognize protections on copyrights conferred under the laws of foreign countries, including the laws of the United States. Cognizant believes that laws, rules, regulations and treaties in effect in the United States and India are adequate to protect it from misappropriation or unauthorized use of its copyrights. However, there can be no assurance that these laws will not change and, in particular, that the laws of India will not change in ways that may prevent or restrict the transfer of software components, libraries and toolsets from India to the United States. There can be no assurance that the steps taken by Cognizant to protect its intellectual property rights will be adequate to deter misappropriation of any of its intellectual property, or that Cognizant will be able to detect unauthorized use and take appropriate steps to enforce its rights. Unauthorized use of Cognizant's intellectual property may result in development of technology, products or services which compete with Cognizant's products and unauthorized parties may infringe upon or misappropriate Cognizant's products, services or proprietary information.

     Although Cognizant believes that its intellectual property rights do not infringe on the intellectual property rights of any of its competitors or others, there can be no assurance that infringement claims will not be asserted against Cognizant in the future, that assertion of infringement claims will not result in litigation or that Cognizant would prevail in that litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms, if at all. Cognizant expects that the risk of infringement claims against Cognizant will increase if Cognizant's competitors are able to obtain patents for software products and processes. Any infringement claims, regardless of their outcome, could result in substantial cost to Cognizant and divert management's attention from Cognizant's operations. Any infringement claim or litigation against Cognizant could, therefore, have a material adverse effect on Cognizant's business, results of operations and financial condition.

COGNIZANT MAY BE UNABLE TO INTEGRATE ACQUIRED COMPANIES OR TECHNOLOGIES SUCCESSFULLY.

     Cognizant believes that opportunities exist in the fragmented IT services market to expand its business through selective strategic acquisitions and joint ventures. Cognizant believes that acquisition and joint venture candidates may enable it to expand its geographic presence, especially in the European market, enter new technology areas or expand its capacity. There can be no assurance that Cognizant will identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or joint venture or successfully integrate any acquired business or joint venture into its operations. Further, acquisitions and joint ventures involve a number of special risks, including diversion of management's attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on Cognizant's business, results of operations and financial condition. Cognizant may finance any future acquisitions with debt financing, the issuance of equity securities or a combination of the foregoing. There can be no assurance that Cognizant will be able to arrange adequate financing on acceptable terms. In addition, acquisitions financed with the issuance of Cognizant's equity securities could be dilutive.

PROVISIONS IN COGNIZANT'S CHARTER AND BY-LAWS, THE PROPOSED ADOPTION OF A STOCKHOLDERS' RIGHTS PLAN AND PROVISIONS UNDER DELAWARE LAW MAY DISCOURAGE UNSOLICITED TAKEOVER PROPOSALS.

     Provisions in Cognizant's charter and by-laws, each as to be amended following the completion of the exchange offer, the proposed stockholders' rights plan expected to be adopted in connection with the completion of the exchange offer and Delaware General Corporate Law may have the effect of deterring unsolicited takeover proposals or delaying or preventing changes in control or management of Cognizant, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these documents and provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. Cognizant's board of directors has the authority, without further action by the stockholders, to fix the rights and preferences, and issue shares, of preferred stock. Cognizant's charter, as it will be amended following completion of the exchange offer, will provide for a classified board of directors, which once implemented, will prevent a change of control of Cognizant's board of directors at a single meeting of stockholders. The elimination of Cognizant's stockholders' ability to act by written consent and to call a special meeting will delay stockholder actions until annual meetings or until a special meeting is called by Cognizant's chairman or chief executive officer or its board of directors. The supermajority voting requirement for specified amendments to Cognizant's charter and by-laws allows a minority of Cognizant's stockholders to block those amendments. The DGCL also contains provisions preventing stockholders from engaging in business combinations with Cognizant, subject to certain exceptions. These provisions could also discourage bids for Cognizant's common stock at a premium as well as create a depressive effect on the market price of the shares of Cognizant's common stock.

                  SPECIAL NOTE ON FORWARD-LOOKING INFORMATION

     This document, as well as information included in oral statements or other written statements made or to be made by IMS Health and Cognizant, contain forward-looking statements. The words such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "project," "estimate," "will," "may," "should," "future," "predicts," "potential," "continue" and similar expressions identify these forward-looking statements which appear in a number of places in this document and include, but are not limited to, all statements relating to the exchange offer, plans for future growth and other business development activities as well as capital expenditures, financing sources, dividends and the effects of regulation and competition, foreign currency conversion and all other statements regarding the intent, plans, beliefs or expectations of IMS Health, Cognizant or their directors or officers.

     You are cautioned that such forward-looking statements are not assurances for future performance or events and involve risks and uncertainties that could cause actual results and developments to differ materially from those covered in such forward-looking statements due to a number of factors, including those discussed in the sections of this document entitled "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition of Cognizant" in this document and those discussed in our Form 10-K for 2001, Form 10-Q for the period ended September 30, 2002 and in Cognizant's Form 10-K for 2001 and Form 10-Q for the period ended September 30, 2002, each of which have been incorporated into this document by reference. To find out where you can obtain copies of our and Cognizant's incorporated documents, see "Where You Can Find More Information." These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the forward-looking statements contained in this document.

     With respect to IMS Health, these factors include, but are not limited to, the following:

     - operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks -- IMS Health derived 54% of its revenue in 2001 from non-U.S. operations, including from Cognizant;

     - to the extent IMS Health seeks growth through acquisitions, alliances or joint ventures, the ability to identify, consummate and integrate acquisitions, alliances and ventures on satisfactory terms;

     - the ability to develop, update and replace new or advanced technologies, including sophisticated information systems, software and other technology used to deliver its products and services and the exposure to the risk of obsolescence or incompatibility of these technologies with those of its customers or suppliers;

     - the ability of the Company to maintain and defend its intellectual property rights in jurisdictions around the world;

     - regulations to which the Company is or may become subject relating to patient privacy and the collection and dissemination of data and, specifically, the use of anonymized patient-specific information, which the Company anticipates to be an increasingly important tool in the design, development and marketing of pharmaceuticals;

     - regulations to which customers of the Company in the pharmaceutical industry are or may become subject restricting the prices that may be charged for subscription or other pharmaceutical products or the manner in which such products may be marketed or sold;

     - increased restrictions on the use of data by, or the refusal to license data to IMS Health by distributors of pharmaceutical products and other suppliers of such information;

     - deterioration in economic conditions, particularly in the pharmaceutical, healthcare, or other industries in which IMS Health's customers may operate;

     - consolidation in the pharmaceutical industry and the other industries in which IMS Health's customers operate;

     - conditions in the securities markets which may affect the value or liquidity of portfolio investments, including the investment in TriZetto, and management's estimates of lives of assets, recoverability of assets, fair market value, estimates and liabilities and accrued income tax benefits and liabilities;

     - to the extent unforeseen cash needs arise, the ability to obtain financing on favorable terms;

     - the ability to identify and implement cost-containment measures;

     - the ability to successfully maintain historic effective tax rates and to achieve estimated corporate overhead levels;

     - competition, particularly in the markets for pharmaceutical information;

     - terrorist activity, the threat of terrorist activity, and responses to and results of terrorist activity and threats, including but not limited to effects, domestically and/or internationally, on IMS Health, its personnel and facilities, its customers and suppliers, financial markets and general economic conditions; and

     - general economic conditions.

     With respect to Cognizant, these factors include, but are not limited to, the following:

     - the significant fluctuations of Cognizant's quarterly operating results caused by a variety of factors, many of which are not within Cognizant's control, including

        - the number, timing, scope and contractual terms of application design, development and maintenance projects,

        - delays in the performance of projects,

        - the accuracy of estimates of costs, resources and time to complete projects,

        - seasonal patterns of Cognizant's services required by customers,

        - potential adverse impact of new tax legislation,

        - levels of market acceptance for Cognizant's services, and

        - the hiring of additional staff;

     - changes in Cognizant's billing and employee utilization rates;

     - Cognizant's ability to manage its growth effectively, which will require Cognizant

        - to increase the number of its personnel, particularly skilled technical, marketing and management personnel,

        - to find suitable acquisition and joint venture candidates to support geographic expansion, and

        - to continue to develop and improve its operational, financial, communications and other internal systems, in the United States, Europe and India;

     - Cognizant's limited operating history with unaffiliated customers;

     - Cognizant's reliance on key customers and large projects;

     - the highly competitive nature of the markets for Cognizant's services;

     - Cognizant's ability to successfully address the continuing changes in information technology, evolving industry standards and changing customer objectives and preferences;

     - Cognizant's reliance on the continued services of its key executive officers and leading technical personnel;

     - Cognizant's ability to attract and retain a sufficient number of highly skilled employees in the future;

     - Cognizant's ability to protect its intellectual property rights;

     - the concentration of Cognizant's operations in India and the related geo-political risks of local and cross-border conflicts;

     - terrorist activity, the threat of terrorist activity, and responses to and results of terrorist activity and threats, including but not limited to effects, domestically and/or internationally, on Cognizant, its personnel and facilities, its customers and suppliers, financial markets and general economic conditions;

     - the effects, domestically and/or internationally, on Cognizant, its personnel and facilities, its customers and suppliers, financial markets and general economic conditions arising from hostilities involving the United States in Iraq or elsewhere;

     - general economic conditions; and

     - uncertainties regarding the satisfaction or waiver of the conditions to the exchange offer, and the effects on the exchange offer (as well as the effects on the two companies and on tendering stockholders) of market conditions, economic conditions, tax treatment, regulatory and legal requirements and the results of negotiations between Cognizant and IMS Health.

     In addition, the exchange offer is also subject to risks and uncertainties, including, but not limited to, risks associated with the tax consequences of the exchange offer for IMS Health or persons participating in the exchange offer and risks relating to the number of Cognizant shares owned by us that are not distributed in the exchange offer and the manner and timing of any conversion, disposition or other action by us in respect of these Cognizant shares.

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

                                THE TRANSACTION

BACKGROUND AND PURPOSE

     In 1996, IMS Health and Cognizant, along with a group of other companies, were spun-off from The Dun & Bradstreet Corporation (which was subsequently renamed "R.H. Donnelley Corporation") to form a new company, Cognizant Corporation.

     When Cognizant completed its initial public offering on June 24, 1998, it was a subsidiary of Cognizant Corporation. Shortly thereafter, the shares of Cognizant held by Cognizant Corporation were contributed to IMS Health and on July 1, 1998 IMS Health began operating as an independent company after having been spun-off from Cognizant Corporation. Immediately following the spin-off of IMS Health, Cognizant Corporation changed its name to Nielsen Media Research, Inc. At the time of the spin-off, IMS Health held approximately 67% of the outstanding stock of Cognizant representing approximately 95% of the combined voting power of Cognizant's common stock. IMS Health was deemed the "accounting successor" to Cognizant Corporation in connection with the spin-off.

     IMS Health has owned Cognizant class B common stock since July, 1998. IMS Health does not view its interest in Cognizant as strategically important to IMS Health. Among other benefits, we believe the separation of Cognizant from IMS Health will:

     - enable the senior management personnel of both companies to focus more completely on the opportunities and needs of their own lines of business;

     - improve the stock of both companies as equity incentive tools for motivating key personnel;

     - improve the ability of both companies to independently access the capital markets; and

     - enable both companies to more freely use their stock for acquisitions and to raise capital.

EFFECTS

     If we complete the exchange offer and distribute all our Cognizant shares, our financial statements will no longer reflect the assets, liabilities, revenues, earnings or cash flows attributable to Cognizant.

     Assuming the exchange offer is completed successfully, persons who remain IMS Health stockholders after the exchange offer will own shares in a company that no longer controls Cognizant. As a result, Cognizant's results will no longer be consolidated with those of IMS Health for financial reporting purposes. Revenues and operating income attributable to Cognizant's operations represented approximately 14% and 10%, respectively, of our consolidated revenues and operating income for the nine months ended September 30, 2002.

     Shares of IMS Health common stock acquired by us in the exchange offer will become authorized shares of IMS Health common stock held in treasury. We may sell or distribute our authorized shares held in treasury without stockholder action for general or other corporate purposes, including stock splits or dividends, acquisitions, raising additional capital and pursuant to our stock option and other employee benefit plans, except as may be required by applicable law or the rules of the NYSE.

     If we would otherwise continue to own shares of Cognizant class B common stock after completion of the exchange offer, we currently plan to either distribute them to our stockholders or to convert them into shares of Cognizant class A common stock prior to completion of the exchange offer and distribute them to our stockholders or hold them for some period before we sell them in one or more transactions. The timing of those sales could depend on market conditions and other factors, but we expect that we would hold any such shares for no more than three years. We will vote those shares in the same proportion as the votes cast by the other Cognizant stockholders. If the minimum amount of IMS shares are exchanged and we do not otherwise distribute Cognizant shares to our stockholders, we will hold 2,824,300 shares of

Cognizant class A common stock immediately following the completion of the exchange offer (representing 13.8% of the outstanding common stock of Cognizant).

PARTICIPATION BY IMS HEALTH DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of IMS Health who hold IMS Health shares have informed IMS Health that they do not intend to participate in the exchange offer.

NO APPRAISAL RIGHTS

     No statutory appraisal rights are available to IMS Health or Cognizant stockholders in connection with the exchange offer.

REGULATORY APPROVAL

     No filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are required in connection with the exchange offer generally. However, if an IMS Health stockholder decides to participate in the exchange offer and acquires enough shares of Cognizant class B common stock to exceed any threshold stated in the regulations under the Hart-Scott-Rodino Act and if an exemption under those regulations does not apply, that stockholder and IMS Health would be required to make filings under the Hart-Scott-Rodino Act, and the waiting period under the Hart-Scott-Rodino Act would have to expire or be terminated before any exchanges of shares with that stockholder could be effected. A filing requirement could delay exchanges with that stockholder for several months.

     Apart from the registration of the shares of Cognizant class B common stock offered in the exchange offer under federal and state securities laws and the filing of a Schedule TO with the SEC by us, we do not believe that any other material U.S. federal or state regulatory filings or approvals will be necessary to consummate the exchange offer.

ACCOUNTING TREATMENT

     The shares of IMS Health common stock received by us pursuant to the exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value at expiration of the exchange offer of the IMS Health shares accepted in the exchange offer. Any excess of the market value of the shares of IMS Health common stock acquired over the net book value of our investment in Cognizant class B common stock at that date will be recognized by us as a gain on the disposal of the Cognizant class B common stock after deducting direct and incremental expenses of the exchange offer. Depending on the market value and the number of the shares of IMS Health common stock acquired in the exchange offer, the gain on the disposal may be significant. For example, if the IMS Health shares have a market value on the date of expiration of the exchange offer equal to the closing price of the IMS Health shares on January 8, 2003, -- i.e. $16.64 per share -- and 36,540,129 IMS Health shares are exchanged for 11,290,900 Cognizant shares, IMS Health estimates that it would realize a gain of approximately $522,000,000. Assuming that 36,540,129 IMS Health shares are exchanged for 11,290,900 Cognizant shares, the actual gain will vary by approximately $36.5 million for each $1.00 change in the per share market value of the IMS Health shares on the date of expiration of the exchange offer. The disposal of substantially all of our investment in Cognizant would result in discontinued operations treatment for accounting purposes.

     The disposal of our investment in Cognizant will be accounted for as a tax-free transaction for U.S. federal income tax purposes. If the tax-free treatment of the exchange offer is challenged by the IRS and such challenge is ultimately upheld by the courts, we could be subject to a material amount of taxes because of our tax basis in Cognizant is not significant.

     The disposition of our shares of Cognizant class B common stock will not affect Cognizant's reported financial position or results of operations, except for Cognizant's share of the offering expenses, which will be expensed as incurred.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

     We are offering to exchange 0.309 shares of Cognizant class B common stock for each share of IMS Health common stock that is validly tendered and not properly withdrawn, on the terms and subject to the conditions described below and in the related letter of transmittal, by 12:00 midnight, New York City time, on February 6, 2003. We may extend this deadline for any reason in our sole discretion. We refer to the last day on which tenders will be accepted, whether on February 6, 2003 or any later date to which the exchange offer may be extended, as the "expiration date." You may tender all, some or none of your shares of IMS Health common stock.

     Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept up to an aggregate of 36,540,129 shares of IMS Health common stock for exchange. This number of shares multiplied by the exchange ratio equals the 11,290,900 shares of Cognizant class B common stock held by us, which is the total number of shares of Cognizant class B common stock that we own and that we are offering to exchange. If more than 36,540,129 shares of IMS Health common stock are validly tendered and not properly withdrawn, the tendered shares will be subject to proration when the exchange offer expires. Our obligation to complete the exchange offer is subject to important conditions that are described under the heading "Conditions for Completion of the Exchange Offer" beginning on page 42.

     In determining the exchange ratio, we considered, among other things:

     - recent market prices on the NYSE and Nasdaq National Market for shares of IMS Health common stock and Cognizant class A common stock, respectively; and

     - discussions with the joint dealer managers as to what exchange ratio might result in enough shares of IMS Health common stock being tendered in the exchange offer to enable us to distribute all (or the greatest percentage) of our 11,290,900 shares of Cognizant class B common stock.

     IMS Health common stock is currently listed and traded on the NYSE under the symbol "RX." Cognizant class A common stock is currently listed and listed for quotation on the Nasdaq National Market under the symbol "CTSH." Cognizant class B common stock will not be separately listed or traded on any exchange or on the Nasdaq National Market. Based on the closing trading prices for IMS Health common stock and Cognizant class A common stock on January 8, 2003, the exchange ratio would result in an IMS Health stockholder who participates in the exchange offer receiving a premium of approximately 20% for each exchanged share of IMS common stock. The market price for Cognizant class A common stock is not necessarily determinative of the value of the Cognizant class B common stock to be received in the exchange offer. In addition, because market prices for IMS Health common stock and Cognizant class A common stock will fluctuate over the course of the exchange offer, we cannot predict what the amount of the premium, if any, will be at the closing of the exchange offer or the prices at which IMS Health or Cognizant shares will trade over time.

     You should obtain current market prices for shares of IMS Health common stock and Cognizant class A common stock because we cannot assure you what the market prices of these shares will be before, on or after the date the exchange offer expires.

     We are sending this document and related documents to IMS Health stockholders of record on January 6, 2003. As of January 6, 2003, there were 281,085,182 shares of IMS Health common stock outstanding, which were held of record by approximately 6,400 stockholders. We will also furnish this document and related documents to brokers, banks and similar persons whose names or the names of whose nominees appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares of IMS Health common stock. All persons holding shares of IMS Health common stock are eligible to participate in the exchange offer so long as they tender their shares in a jurisdiction where the exchange offer is permitted under local law.

PRORATION; TENDERS FOR EXCHANGE BY HOLDERS OF FEWER THAN 100 SHARES OF IMS HEALTH COMMON STOCK

     On the expiration date, if IMS Health stockholders have validly tendered more than 36,540,129 shares of IMS Health common stock, we will accept, on a pro rata basis, up to 36,540,129 shares validly tendered and not properly withdrawn, except as described in this section.

     Except as otherwise provided below, beneficial holders of less than 100 shares of IMS Health common stock who validly tender all their shares will not be subject to proration if more than 36,540,129 shares of IMS Health are validly tendered and not properly withdrawn. Beneficial holders of 100 or more shares of IMS Health common stock are not eligible for this preference, even if those holders have separate stock certificates or accounts representing fewer than 100 shares of IMS Health common stock.

     Holders of less than 100 shares of IMS Health common stock who wish to tender all their shares must complete the section captioned "Odd-Lot Shares" on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. If your odd-lot shares are held by a broker for your account, you can contact your broker and request this preferential treatment. Shares held in the IMS Health Savings Plan are not eligible for this preferential treatment.

     We will announce preliminary results of the exchange offer by press release on the first business day after the expiration date. Because of the difficulty in determining the number of IMS Health shares validly tendered for exchange and not properly withdrawn, IMS Health expects that the final results, including proration, if any, will not be determined until approximately 5 business days after the expiration date. We will announce by press release the final results of the exchange offer promptly after they are known.

NO FRACTIONAL SHARES

     You will not receive fractional shares of Cognizant class B common stock in the exchange offer. The exchange agent, acting as agent for IMS Health stockholders otherwise entitled to receive fractional shares of Cognizant class B common stock, will aggregate all fractional shares of Cognizant class B common stock and sell them for the accounts of these stockholders as shares of class A common stock. The proceeds, if any, received by the exchange agent from the sale of these shares will be distributed, net of commissions, to stockholders entitled thereto in accordance with their fractional interests in the shares of Cognizant class B common stock. These cash payments will be made through the exchange agent. None of us, Cognizant, the joint dealer managers, the exchange agent or the information agent guarantees any minimum proceeds from these sales, nor will pay any interest on the proceeds.

EXCHANGE OF SHARES OF IMS HEALTH COMMON STOCK

     If all the conditions of the exchange offer are satisfied or waived, we will exchange shares of Cognizant class B common stock for each validly tendered share of IMS Health common stock that was not properly withdrawn or deemed withdrawn prior to the expiration date, except as described in the sections entitled "Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of IMS Health Common Stock" on page 36 and "Extension of Tender Period; Termination; Amendment" on page 41. We may, subject to the rules under the Securities Exchange Act of 1934, as amended, delay accepting or exchanging any shares of IMS Health common stock pending receipt of any governmental regulatory approvals necessary to complete the exchange offer. For a more detailed description of our right to delay, terminate or amend the exchange offer, see the section entitled "Extension of Tender Period; Termination; Amendment" on page 41.

     If we notify the exchange agent either orally or in writing that we have accepted the tenders of shares of IMS Health common stock for exchange, the acceptance of these shares for exchange will be complete. Promptly following our announcement of any final proration factor, the exchange agent will deliver the tendered shares of IMS Health common stock to us. Simultaneously, the exchange agent, as agent for the tendering stockholders, will receive from us the shares of Cognizant class B common stock that, according to the exchange ratio, correspond to the number of shares of IMS Health common stock accepted for exchange. The exchange agent will notify Cognizant of the whole number of shares of Cognizant class B common stock to be delivered as a result of the exchange offer. Cognizant shall direct its transfer agent to issue, upon surrender for cancellation of certificates of Cognizant class B common stock held by IMS Health, certificates of Cognizant class B common stock duly executed in the name of the person entitled to receive them and the books of Cognizant shall be adjusted to reflect such transfers.

     If any tendered shares of IMS Health common stock are not exchanged for any reason, or if fewer shares are exchanged due to proration, the unexchanged shares of IMS Health common stock will be returned to you by:

     - mailing you a stock certificate, if you tendered your shares by delivering a stock certificate to the exchange agent; or

     - mailing a stock certificate to your broker or crediting your broker's account in accordance with The Depository Trust Company's procedures, if you tendered shares held by your broker.

     Holders who tender their shares of IMS Health common stock for exchange will generally not be obligated to pay any transfer tax in connection with the exchange offer, except in the circumstances described under the instructions to the letter of transmittal. We will not pay interest under the exchange offer, regardless of any delay in making the exchange or crediting or delivering shares.

PROCEDURES FOR TENDERING SHARES OF IMS HEALTH COMMON STOCK

     To tender your shares of IMS Health common stock, you must complete the following procedures before the expiration date:

 SHARES OF IMS HEALTH COMMON STOCK YOU HOLD IN CERTIFICATED FORM

     If you have stock certificates for your shares of IMS Health common stock, you should send to the exchange agent by courier or registered mail, return receipt requested, the following documents:

     - a completed and executed letter of transmittal indicating the number of shares of IMS Health common stock to be tendered and any other documents required by the letter of transmittal; and

     - the actual certificates representing the shares of IMS Health common stock.

     The exchange agent's address is listed on the back cover of this document. The certificates must be endorsed by all registered holders of the shares or accompanied by an appropriate stock power if, pursuant to the terms of the letter of transmittal:

     - a certificate representing shares of IMS Health common stock is registered in the name of a person other than the signer of a letter of transmittal; or

     - delivery of shares of Cognizant class B common stock is to be made to a person other than the registered owner of the shares of IMS Health common stock tendered.

     The signature on the letter of transmittal must be guaranteed by an eligible institution unless the shares of IMS Health common stock tendered under the letter of transmittal are tendered (a) by the registered holder of the shares of IMS Health common stock tendered and such holder has not completed
Section IV. entitled "Special Transfer Instructions" on the letter of transmittal or (b) for the account of an eligible institution. An eligible institution is a member of the S.T.A.M.P. Medallion program, and generally includes a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., a commercial bank, or a trust company having an office or a correspondent in the United States. Most banks, brokerage firms and financial institutions are eligible institutions.

  SHARES OF IMS HEALTH COMMON STOCK YOU HOLD THROUGH A BROKER

     If you hold your shares of IMS Health common stock through a broker, you should follow the instructions sent to you separately by your broker. Do not use the letter of transmittal to direct the tender of your shares of IMS Health common stock. Your broker must notify The Depository Trust Company and cause it to transfer the shares into the exchange agent's account in accordance with The Depository Trust Company's procedures. The broker must also ensure that the exchange agent receives an agent's message from The Depository Trust Company confirming the book-entry transfer of your shares of IMS Health common stock. An agent's message is a message, transmitted by The Depository Trust Company and received by the exchange agent, that forms a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares that such participant has received and agrees to be bound by the terms of the letter of transmittal.

  SHARES OF IMS HEALTH COMMON STOCK YOU HOLD IN A BOOK-ENTRY FACILITY

     If you are an institution that is a participant in The Depository Trust Company's book-entry transfer facility, you should follow the same procedures that are applicable to persons holding shares through a broker as described above.

  SHARES OF IMS HEALTH COMMON STOCK YOU HOLD THROUGH THE IMS HEALTH SAVINGS PLAN

     If you hold your shares of IMS Health common stock as a participant in the IMS Health Savings Plan, you should follow the instructions sent to you separately by the plan trustee or the administrator of the plan or the exchange agent. Do not use the letter of transmittal to tender of your shares of IMS Health common stock held under the plan. Only those shares that have been credited to your account before the expiration of the exchange offer are eligible to be tendered.

     Cigna Bank & Trust Company, FSB is the plan trustee and is the registered holder of the shares of IMS Health common stock that is held in the IMS Health Savings Plan. Under the terms of the plan, the trustee is required to permit IMS Health employees to instruct the trustee to tender in the exchange offer shares of IMS Health common stock held in the plan on their behalf. The trustee will not tender shares of IMS Health without instructions from participants in the IMS Health Savings Plan.

 SHARES OF IMS HEALTH COMMON STOCK YOU HOLD IN THE IMS HEALTH EMPLOYEE STOCK PURCHASE PLAN

     Participants in the IMS Health Employee Stock Purchase Plan may tender the shares of IMS Health common stock purchased through the plan prior to expiration of the exchange offer under the general instructions for tendering shares discussed above.

  YOUR VESTED OPTIONS

     Holders of vested but unexercised options to purchase shares of IMS Health common stock may exercise these options in accordance with the terms of IMS Health's stock option plans and tender the shares of IMS Health common stock received upon such exercise prior to the expiration of the exchange offer under the general instructions for tendering shares discussed above.

  GENERAL CONSIDERATIONS

     Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign the letter of transmittal, notice of guaranteed delivery or any certificates or stock powers must indicate the capacity in which they are signing, and must submit evidence of their power to act in that capacity unless waived by us.

     If you validly tender your shares of IMS Health common stock and the shares are accepted by us, there will be a binding agreement between you and us on the terms and subject to the conditions described in this document and in the accompanying letter of transmittal. A person who tenders shares of IMS Health common stock for his or her own account violates federal securities law unless the person owns:

     - the shares of IMS Health common stock being tendered; or

     - securities convertible into or exchangeable for shares of IMS Health common stock or options, warrants or rights to purchase shares of IMS Health common stock and intends to acquire the shares of IMS Health common stock being tendered by conversion or exchange of these securities or by exercise of these options, warrants or rights on or prior to the record date established for stockholders to participate in the exchange offer.

     Federal securities law provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     Do not send a letter of transmittal and certificates for shares of IMS Health common stock to us, Cognizant, the joint dealer managers or the information agent. These documents should be sent only to the exchange agent.

     IT IS UP TO YOU TO DECIDE HOW TO DELIVER YOUR SHARES OF IMS HEALTH COMMON STOCK AND ALL OTHER REQUIRED DOCUMENTS. IT IS YOUR RESPONSIBILITY TO ENSURE THAT ALL NECESSARY MATERIALS ARE PROPERLY COMPLETED AND RECEIVED BY THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE. IF THE EXCHANGE AGENT DOES NOT RECEIVE ALL THE REQUIRED MATERIALS BEFORE THE EXPIRATION DATE, YOUR SHARES WILL NOT BE VALIDLY TENDERED.

GUARANTEED DELIVERY PROCEDURE

     If you wish to tender your shares of IMS Health common stock but the shares are not immediately available, or time will not permit the shares or other required documentation to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may still tender your shares of IMS Health common stock if:

     - the tender is made through an eligible institution;

     - the exchange agent receives from the eligible institution, before the expiration of the exchange offer, a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us; and

     - the exchange agent receives the certificates for all physically tendered shares of IMS Health common stock, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed letter of transmittal and all other documents required by the letter of transmittal, within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

     You may deliver the notice of guaranteed delivery by hand, facsimile (receipt confirmed), courier or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in the notice.

IMS HEALTH'S INTERPRETATIONS ARE BINDING

     We will determine in our sole discretion all questions as to the form of documents, including notices of withdrawal, and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender or withdrawal of shares of IMS Health common stock. Our determination will be final and binding on all tendering stockholders. We reserve the absolute right to:

     - reject any and all tenders of shares of IMS Health common stock not validly tendered;

     - waive any conditions of the exchange offer before the expiration of the exchange offer;

     - waive any defects or irregularities in the tender of shares of IMS Health common stock either before or after the expiration date; and

     - request any additional information from any record or beneficial owner of shares of IMS Health common stock that we deem necessary.

     None of us, Cognizant, the joint dealer managers, the information agent, the exchange agent or any other person will be under any duty to notify tendering stockholders of any defect or irregularity in tenders or notices of withdrawal.

LOST OR DESTROYED CERTIFICATES

     If your certificate representing shares of IMS Health common stock has been mutilated, destroyed, lost or stolen and you wish to tender your shares, please notify IMS Health's transfer agent in writing. You will receive an affidavit to complete, and you will be informed of the amount needed to pay for a surety bond for your lost shares. Only after you complete the affidavit and surety bond payment and submit a completed letter of transmittal, will your shares be tendered in the exchange offer. If you wish to participate in the exchange offer, you will need to act quickly to ensure that the lost certificates can be replaced and delivered to the exchange agent prior to expiration of the exchange offer.

WITHDRAWAL RIGHTS

     You may withdraw tenders of shares of IMS Health common stock at any time prior to the expiration of the exchange offer and, unless we have accepted your tender as provided in this document, you may also withdraw tenders of shares of IMS Health common stock after the expiration of 40 business days from the commencement of the exchange offer.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of its addresses set forth on the back cover of this document. The notice of withdrawal must:

     - specify the name of the person having tendered the shares of IMS Health common stock to be withdrawn;

     - identify the number of shares of IMS Health common stock to be withdrawn; and

     - specify the name in which IMS Health share certificates are registered, if different from that of the withdrawing holder.

     If certificates for the shares of IMS Health common stock have been delivered or otherwise identified to the exchange agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless such holder is an eligible institution.

     If the shares of IMS Health common stock have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and otherwise comply with the procedures of such facility.

     Any shares of IMS Health common stock properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn shares may be re-tendered by following one of the procedures described in the section entitled "Procedures for Tendering Shares of IMS Health Common Stock" on page 37 at any time prior to the expiration of the exchange offer.

     Except as otherwise provided above, any tender of shares of IMS Health common stock made under the exchange offer is irrevocable.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     We expressly reserve the right, in our sole discretion, for any reason, including the non-satisfaction of any of the conditions for completion of the exchange offer described below, to extend the period of time during which the exchange offer is open or to amend the terms of the exchange offer in any respect, including changing the exchange ratio. If we do so, we will make a public announcement of the extension or amendment promptly.

     If we materially change the terms of or information concerning the exchange offer, we may extend the exchange offer. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of a material change is first given. The length of time will depend on the particular facts and circumstances. Subject to the preceding paragraph, the exchange offer will be extended so that it remains open for a minimum of ten business days following the announcement, if:

     - we increase or decrease the exchange ratio, the number of shares of IMS Health common stock eligible for exchange, the fees payable to the joint dealer managers or any other similarly significant change; and

     - the exchange offer is scheduled to expire within ten business days of announcing such increase or decrease.

     If any condition indicated in the next section has not been met prior to the expiration of the exchange offer, we reserve the right, in our sole discretion, to extend the exchange offer or to terminate the exchange offer and not accept for exchange any shares of IMS Health common stock.

     If we extend the exchange offer, are delayed in accepting any shares of IMS Health common stock or are unable to accept shares of IMS Health common stock for exchange under the exchange offer for any reason, then, without affecting our rights under the exchange offer, the exchange agent may, on our behalf, retain shares of IMS Health common stock tendered. These shares of IMS Health common stock may not be withdrawn except as provided in the section entitled "Withdrawal Rights" on page 40. Our reservation of the right to delay acceptance of any shares of IMS Health common stock is subject to provisions under the Securities Exchange Act that provide that an issuer making an exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the exchange offer.

     We will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension of the previously scheduled expiration date.

CONDITIONS FOR COMPLETION OF THE EXCHANGE OFFER

     We may not complete the exchange offer if less than 27,400,000 shares of IMS Health common stock are validly tendered. We refer to this number of shares as the "minimum amount." The minimum amount represents approximately 9.7% of the outstanding shares of IMS Health common stock as of January 6, 2003 and constitutes a sufficient number of shares to ensure that approximately 75% of the shares of Cognizant class B common stock owned by us, representing approximately 87.6% of the current combined voting power of Cognizant's common stock, are distributed in the exchange offer.

     We also may not accept shares for exchange and may terminate or not complete the exchange offer if:

     - any action, proceeding or litigation against us or Cognizant seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

     - any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrict, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to us or to Cognizant as described under "The Transaction -- Background and Purpose" on page 33;

     - we reasonably determine that any of the representations or undertakings made in connection with, or assumptions underlying, the opinion given by McDermott, Will & Emery regarding the tax-free nature of the exchange offer is not true and correct in all material respects, or we do not, for any reason, receive an updated copy of such opinion dated as of the date of expiration of the exchange offer in form and substance reasonably satisfactory to us, or a change in law or fact occurs that leads us to feel less confident about the tax-free nature of the exchange offer than we feel on the date of this document;

     - any of the following occurs and the adverse effect of such occurrence, in our reasonable judgment, is continuing:

        - any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,

        - any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least ten percent in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from their reported levels on the last trading day prior to the date of this document,

        - a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

        - any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions,

        - a commencement of war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer, or

        - a deterioration in any of the situations above to the extent that they exist at the time of commencement of the exchange offer,

     - any tender or exchange offer, other than this exchange offer by us, with respect to some or all the outstanding Cognizant common stock or IMS Health common stock or any merger, acquisition or other business combination proposal involving IMS Health or Cognizant, shall have been proposed, announced or made by any person or entity;

     - any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened material change in the business condition (financial or otherwise), income, operations, stock ownership (other than this exchange offer) or prospects of IMS Health and its subsidiaries, taken as a whole, or of Cognizant and its subsidiaries, taken as a whole; or

     - as the term "group" is used in Section 13(d)(3) of the Securities Exchange Act,

        - any person, entity or group acquires more than five percent of the outstanding shares of IMS Health common stock or Cognizant class A common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC on or before the last trading day prior to the date of this document,

        - any such person, entity or group which had publicly disclosed such ownership on or prior to such date shall acquire additional shares of IMS Health common stock or Cognizant class A common stock, as the case may be, constituting more than two percent of the outstanding shares of IMS Health common stock or Cognizant class A common stock, or

        - any new group shall have been formed that beneficially owns more than five percent of the outstanding shares of IMS Health common stock or shares of Cognizant class A common stock,

        which, in any of the above cases, in our reasonable judgment makes it inadvisable to proceed with the exchange offer or accept any exchange of shares.

     If any of the above events occur, we may:

     - terminate the exchange offer and promptly return all tendered shares of IMS Health common stock to tendering stockholders;

     - extend the exchange offer and, subject to the withdrawal rights described in "Withdrawal Rights" on page 40, retain all tendered shares of IMS Health common stock until the extended exchange offer expires;

     - amend the terms of the exchange offer; or

     - waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

     These conditions are solely for our benefit. We may assert these conditions regardless of the circumstances giving rise to them. We may waive any condition in whole or in part at any time in our discretion. Our failure to exercise our rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right that may be asserted at any time. All conditions must be satisfied or waived prior to the expiration of the exchange offer. Any determination by us concerning the conditions described above will be final and binding on all parties.

     If a stop order issued by the SEC is in effect with respect to the registration statement of which this document is a part or if such registration statement has not yet been declared effective by the SEC, we will not accept any shares of IMS Health common stock tendered and will not exchange shares of Cognizant class B common stock for any shares of IMS Health common stock unless and until such stop order is no longer in effect or such registration statement is declared effective by the SEC.

LEGAL LIMITATIONS

     We are not offering to exchange, or soliciting any offers to exchange, securities pursuant to the exchange offer in any jurisdiction in which those offers or exchanges would not be permitted.

FEES AND EXPENSES

     Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. are acting as the joint dealer managers in the exchange offer. We will pay the joint dealer managers an aggregate fee of up to $5 million for serving as the joint dealer managers and providing financial advisory services to IMS Health in connection with the exchange offer. Further, we may in our discretion pay an additional fee. We also will reimburse the joint dealer managers for their reasonable out-of-pocket expenses, including attorneys' fees, in connection with this exchange offer. We and Cognizant have also agreed to indemnify the joint dealer managers against certain liabilities, including liabilities under the federal securities laws.

     From time to time, we have retained Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. to provide financial advisory and investment services. The joint dealer managers may, from time to time, hold shares of IMS Health or Cognizant in their proprietary accounts, and if they own shares of IMS Health common stock in these accounts at the time of the exchange offer, the joint dealer managers may tender these shares in the exchange offer.

     We have retained Georgeson Shareholder Communications Inc. to act as information agent and American Stock Transfer & Trust Company to act as exchange agent for the exchange offer. The information agent may contact holders of shares of IMS Health common stock by mail, telephone, facsimile transmission and personal interviews. The information agent may also request that brokers, dealers and other nominee stockholders forward materials relating to the exchange offer to beneficial owners.

     The information agent and the exchange agent will each:

     - receive reasonable and customary compensation for their respective services;

     - be reimbursed for some reasonable out-of-pocket expenses; and

     - be indemnified against certain liabilities in connection with their services, including liabilities under federal securities laws.

     Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations in their roles as information agent and exchange agent, and the fees to be paid to them will not be based on the number of shares of IMS Health common stock tendered under the exchange offer. The exchange agent will, however, be compensated in part on the basis of the number of letters of transmittal received, among other things.

     We will not pay any fees or commissions to any broker or dealer or any other person, other than the joint dealer managers, the information agent and the exchange agent, for soliciting tenders of shares of IMS Health common stock under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses that they incur in forwarding materials to their customers.

CERTAIN MATTERS RELATING TO FOREIGN JURISDICTIONS

  UK INVESTORS

     This exchange offer is not a public offer of securities within the meaning of the Public Offers of Securities Regulations 1995, as amended. This document is communicated to persons which

IMS Health reasonably believes are persons falling within Article 43(2)(a) ("members and creditors of certain bodies corporate") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended), which includes the stockholders of IMS Health (all such persons together referred to as "relevant persons"). This document must not be acted on or relied on by persons who are not relevant persons. The exchange offer to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

  FRENCH INVESTORS

     This offering circular-prospectus has not been prepared in the context of a public offering of securities in France within the meaning of article L. 411-1 of the Code monetaire et financier and regulations nos. 98-01 and 98-08 of the Commission des operations de bourse and has therefore not been submitted to the Commission des operations de bourse for prior approval.

     It is made available only to qualified investors and/or to a limited circle of investors (as defined in article L. 411-2 of the Code monetaire et financier and in the Decree no. 98-880 of October 1, 1998), on the condition that it shall not be passed on to any person nor reproduced, in whole or in part, and that applicants shall only participate in the exchange offer described in this prospectus for their own account in accordance with the terms set out by the said decree, and undertake not to retransfer, directly or indirectly, the securities in France other than in compliance with applicable laws and regulations (articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 of the Code monetaire et financier).

  GERMAN INVESTORS

     For the publication of this offering circular-prospectus IMS Health has further relied upon the exemptions of sect. 2 no. 1 and 2 of the German Act on the Publication of Sales Prospectuses (Verkaufsprospektgesetz) being applicable, as the offer is made exclusively to institutional investors and to other stockholders of IMS Health, which constitute a "limited number of persons" (begrenzter Personenkreis) in the sense of sect. 2 no. 2 of the German Act on the Publication of Sales Prospectuses."

  ITALIAN INVESTORS

     The exchange offer (as described herein) does not constitute a "Public Offer" under Italian law within the meaning of Article 1, 1st Paragraph lett. V) of the Legislative Decree no. 58 of 24 February 1998.

     This document is personal to each addressee and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the Cognizant class B common stock.

     Each addressee, by accepting delivery of this document agrees to the foregoing and not to distribute as aforesaid, or make photocopies of this document. Persons into whose possession this document may come are required by IMS Health to inform themselves about and to observe such restrictions.

                     MARKET PRICES AND DIVIDEND INFORMATION

SHARES OF IMS HEALTH COMMON STOCK

     The following table describes the per share range of high and low closing sale prices for IMS Health common stock, as reported by the NYSE, and the quarterly cash dividend per share for the periods indicated. IMS Health common stock is listed under the symbol "RX" on the NYSE.


                                                         NYSE PRICE                     CASH
                                            ------------------------------------      DIVIDEND
IMS HEALTH                                       HIGH                  LOW            PER SHARE
----------                                  ---------------      ---------------      ---------
2000(1)...................................  $28.56               $14.69
  1st Quarter.............................           $27.19               $16.38        $0.02
  2nd Quarter.............................            18.00                14.69         0.02
  3rd Quarter.............................            20.75                16.00         0.02
  4th Quarter.............................            28.56                19.94         0.02
2001......................................   30.20                18.99
  1st Quarter.............................            27.33                22.50         0.02
  2nd Quarter.............................            30.20                24.30         0.02
  3rd Quarter.............................            28.50                23.60         0.02
  4th Quarter.............................            27.60                18.99         0.02
2002......................................   22.45                13.25
  1st Quarter.............................            22.45                18.67         0.02
  2nd Quarter.............................            22.20                17.47         0.02
  3rd Quarter.............................            18.14                13.58         0.02
  4th Quarter.............................            16.99                13.25         0.02
2003......................................
  1st Quarter (until January 29, 2003)....            17.48                15.85


---------------
(1) Share prices for periods prior to the spin-off of Synavant on August 31, 2000 are adjusted to give effect to the impact of that spin-off on IMS share prices based on the share price of IMS and Synavant immediately prior and immediately after the spin-off. The actual and historical 2000 high and low per share price for the first and second quarters of 2000 were as follows:
    $26.50 and $16.38 in the first quarter and $18.00 and $14.69 in the second quarter, respectively.


     The number of holders of record of shares of IMS Health common stock as of January 28, 2003 was approximately 6,400.



     On January 29, 2003, the closing sale price per common share of IMS Health as reported by the NYSE was $16.05. You should obtain current market quotations for shares of IMS Health common stock. No one can assure you what the market price of shares of IMS Health common stock will be before, on or after the date on which the exchange offer is completed.


SHARES OF COGNIZANT COMMON STOCK

     The following table describes the per share range of high and low sale prices for shares of Cognizant common stock, as listed for quotation on the Nasdaq National Market, and the quarterly cash dividends per share for the periods indicated. Cognizant class A common stock is listed for quotation on the Nasdaq National Market under the symbol "CTSH". Cognizant class B common stock is not listed on a stock exchange and does not trade. Cognizant has never paid a dividend on its common stock.


                                                        NASDAQ PRICE                  CASH
                                            ------------------------------------    DIVIDEND
COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION        HIGH                LOW           PER SHARE
------------------------------------------  ----------------    ----------------    ---------
2000......................................  $69.88              $30.88
  1st Quarter.............................            $69.88              $37.63      $0.00
  2nd Quarter.............................             63.38               33.19       0.00
  3rd Quarter.............................             47.38               31.50       0.00
  4th Quarter.............................             44.75               30.88       0.00
2001......................................   50.25               20.00
  1st Quarter.............................             50.25               28.38       0.00
  2nd Quarter.............................             46.25               31.48       0.00
  3rd Quarter.............................             45.55               20.94       0.00
  4th Quarter.............................             45.10               20.00       0.00
2002......................................   75.66               33.01
  1st Quarter.............................             42.10               33.01       0.00
  2nd Quarter.............................             54.22               37.71       0.00
  3rd Quarter.............................             63.68               48.47       0.00
  4th Quarter.............................             75.66               48.00       0.00
2003
  1st Quarter (until January 29, 2003)....             72.25               56.30



     The number of registered holders of Cognizant class A common stock as of January 28, 2003 was 24.



     On January 29, 2003, the closing sale price per share of Cognizant class A common stock as reported on the NASDAQ was $57.00. You should obtain current market quotations for shares of Cognizant class A common stock. No one can assure you what the market price of shares of Cognizant class A common stock will be before, on or after the date on which the exchange offer is completed.


DIVIDEND POLICIES

     IMS Health has historically paid a quarterly dividend of $0.02 per share of IMS Health common stock and has declared a quarterly dividend for 19 consecutive quarters. After the consummation of the exchange offer, stockholders whose shares of IMS Health common stock are exchanged in this exchange offer will not be entitled to any future dividend on such shares. IMS Health stockholders will continue to receive any dividends with respect to their shares of IMS Health common stock not exchanged pursuant to the exchange offer.

     The payment of dividends by IMS Health in the future will depend upon its business and financial condition, earnings and other factors. There can be no assurances as to the payment of dividends in the future, and the actual amount of dividends paid, if any, may be more or less than the amount discussed above.

     Cognizant does not currently pay dividends on its class A common stock or class B common stock and has stated that it does not anticipate paying cash dividends for the foreseeable future. Cognizant intends to retain future earnings for the development and growth of its business, including its international expansion strategy.

                                 CAPITALIZATION

     The following tables set forth the historical capitalization of IMS Health and Cognizant as of September 30, 2002 and the pro forma capitalization of IMS Health after giving effect to the exchange of 36,540,129 shares of IMS Health common stock in return for 11,290,900 shares of Cognizant class B common stock previously owned by IMS Health.

                            IMS HEALTH INCORPORATED

                                                                  SEPTEMBER 30, 2002
                                                              --------------------------
                                                                ACTUAL        PRO FORMA
                                                                ------        ---------
                                                                    (IN THOUSANDS)
Short-term debt.............................................  $   381,522    $   381,522
Long-term debt..............................................  $   175,000    $   175,000
                                                              -----------    -----------
Total debt..................................................  $   556,522    $   556,522
                                                              -----------    -----------
Preferred stock, par value $.01, authorized 10,000,000
  shares No shares issued...................................           --             --
Series common stock, par value $.01, authorized 10,000,000
  shares No shares issued...................................           --             --
Common stock, par value $.01, authorized 800,000,000 shares;
  335,045,390 shares issued and outstanding.................  $     3,350    $     3,350
Capital in excess of par....................................  $   498,637    $   498,637
Retained earnings...........................................  $ 1,108,050      1,630,512
Treasury stock, at cost, 53,647,664 shares (90,187,793
  shares on a pro forma basis)..............................   (1,314,445)    (1,922,473)
Cumulative translation adjustment...........................     (122,426)      (122,170)
Minimum pension liability adjustment........................       (3,746)        (3,746)
Unrealized loss on changes in fair value of cash flow
  hedges, net of tax........................................       (3,017)        (3,017)
Unrealized gain on investments, net of tax expense..........          102            102
                                                              -----------    -----------
Total equity................................................  $   166,505    $    81,195
                                                              -----------    -----------
Total capitalization........................................  $   723,027    $   637,717
                                                              ===========    ===========

                 COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION(1)

                                                              SEPTEMBER 30, 2002
                                                              ------------------
                                                                    ACTUAL
                                                                    ------
                                                                (IN THOUSANDS)
Notes payable...............................................             --
Long-term debt..............................................             --
Total debt..................................................             --
Preferred stock: (authorized 15,000,000 shares, $.10 par
  value) No shares issued...................................             --
Class A common stock: (authorized 100,000,000 shares, $.01
  par value) 8,744,650 shares issued and outstanding........       $     87
Class B common stock: (authorized 25,000,000 shares, $.01
  par value) 11,290,900 shares issued and outstanding.......       $    113
Capital surplus.............................................       $ 58,209
Retained earnings...........................................       $ 84,469
Accumulated comprehensive loss..............................       $   (256)
Total equity................................................       $142,622
Total capitalization........................................       $142,622

---------------
(1) The total capitalization of Cognizant will be impacted only by Cognizant's share of the offering expenses which will be expensed as incurred and which is estimated at approximately $2 to $3 million. Conversion of class B common stock to class A common stock will not have an impact on the total capitalization of Cognizant.

                       IMS HEALTH SELECTED FINANCIAL DATA

     The following table presents selected financial data for IMS Health. This data is derived from and should be read together with the audited and unaudited consolidated financial statements of IMS Health and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in IMS Health's Form 10-K for 2001 and Form 10-Q for the period ended September 30, 2002, all of which have been incorporated into this document by reference. The accompanying footnotes to the Selected Financial Data are an integral part of the data. To find out where you can obtain copies of documents that have been incorporated by reference, see "Where You Can Find More Information."

                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                   YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                --------------------------------------------------------------   -----------------------
                                   1997         1998         1999         2000         2001         2001         2002
                                   ----         ----         ----         ----         ----         ----         ----
                                              (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
IMS HEALTH INCORPORATED
  RESULTS OF OPERATIONS:
Revenue.......................  $1,059,559   $1,186,513   $1,397,989   $1,424,359   $1,332,923   $  992,048   $1,046,172
Costs and expenses(1).........     831,949    1,054,029    1,058,966    1,287,166    1,008,762      664,922      727,290
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income(1)...........     227,610      132,484      339,023      137,193      324,161      327,126      318,882
Non-operating income (loss),
  net(2)......................      13,955       52,360        9,419      124,120     (140,360)    (108,244)     (23,688)
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing
  operations, before provision
  for income taxes............     241,565      184,844      348,442      261,313      183,801      218,882      295,194
Provision for income taxes....     (55,614)     (58,780)     (98,076)    (140,412)     (38,415)     (41,680)     (91,044)
TriZetto equity loss, net of
  income taxes................          --           --           --       (4,777)      (6,985)      (5,547)        (701)
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing
  operations..................     185,951      126,064      250,366      116,124      138,401      171,655      203,449
Income from discontinued
  operations, net of income
  taxes(3)....................     126,399       94,494       25,695        4,692       47,025       47,025           --
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income....................  $  312,350   $  220,558   $  276,061   $  120,816   $  185,426   $  218,680   $  203,449
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Basic earnings per share of
  common stock................
Income from continuing
  operations..................  $     0.57   $     0.39   $     0.80   $     0.39   $     0.47   $     0.58   $     0.71
Income from discontinued
  operations, net of income
  taxes.......................
Taxes.........................  $     0.38   $     0.29   $     0.08   $     0.02   $     0.16   $     0.16           --
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income....................  $     0.95   $     0.68   $     0.88   $     0.41   $     0.63   $     0.74   $     0.71
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Weighted average number of
  shares outstanding..........     330,326      324,584      311,976      296,077      295,162      295,335      287,486
Diluted earnings per share of
  common stock................
Income from continuing
  operations..................  $     0.55   $     0.38   $     0.78   $     0.39   $     0.46   $     0.57   $     0.70
Income from discontinued
  operations, net of income
  taxes.......................  $     0.38   $     0.28   $     0.08   $     0.02   $     0.16   $     0.16           --
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income....................  $     0.93   $     0.66   $     0.86   $     0.40   $     0.62   $     0.73   $     0.70
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------

                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                   YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                --------------------------------------------------------------   -----------------------
                                   1997         1998         1999         2000         2001         2001         2002
                                   ----         ----         ----         ----         ----         ----         ----
                                              (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Weighted average number of
  shares
  outstanding -- diluted......     334,980      335,770      319,561      300,038      300,147      301,255      288,589
As a % of operating revenue...
Operating income(1)...........        21.5%        11.2%        24.3%         9.6%        24.3%        33.0%        30.5%
Income from continuing
  operations, net of income
  taxes(1)....................        17.5%        10.6%        17.9%         8.2%        10.4%        17.3%        19.5%
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Cash dividend declared per
  common stock................  $     0.06   $     0.06   $     0.08   $     0.08   $     0.08   $     0.06   $     0.06
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA (AT THE END
  OF THE PERIOD):
Total assets..................  $1,516,537   $1,789,205   $1,533,971   $1,308,161   $1,367,554   $1,249,226   $1,549,718
Post-retirement and post-
  employment benefits.........      38,082       27,577       27,429       43,471       44,305       43,651       41,597
Long-term debt and other
  liabilities.................     158,742      253,261      163,356      182,840      324,373      107,981      358,068
Shareholders' equity..........  $  801,570   $  825,270   $  495,222   $  103,540   $  218,366   $  304,768   $  166,505

---------------
(1) 2001 includes charges related to Severance, impairment and other charges of $94,616, and terminated transaction costs of $6,457. 2000 includes charges related to the Synavant spin-off of $37,626, the Synavant related impairment charge of $115,453, the executive management transition charge of $31,133 and severance, impairment and other charges of $45,689. 1999 includes charges related to the Gartner spin-off of $9,500. 1998 includes charges related to the Cognizant spin-off of $35,025 and one-time charges and In-Process Research & Development write-offs related to the Walsh and PMSI acquisitions of $48,019 and $32,800, respectively.

(2) Non-operating income, net in 2001 includes loss on Gartner shares of $84,880, gains/(losses) from dispositions -- net of $27,642 and the SAB No. 51 loss related to issuance of investees' stock of $1,490. Non-operating income, net in 2000 includes the gain on the sale of Erisco of $84,530, gains from dispositions -- net of $78,139, loss on Gartner shares of $6,896 and the SAB No. 51 gain related to the issue of stock by TriZetto of $9,029. Non-operating income, net in 1999 includes gains from dispositions -- net of $25,264. Non-operating Income, net in 1998 includes the gain related to the Cognizant initial public offering of $12,777 and gains from dispositions-net of $33,341. Results for 1997 include gains from dispositions -- net of $9,391 in non-operating income.

(3) Income from discontinued operations, net of income taxes includes a tax provision of $25,320, $25,320, $2,526, $12,635, $49,303 and $62,271 for the
    nine months ended September 30, 2002 and the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

                                   IMS HEALTH
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated financial information is based upon the historical financial statements of IMS Health, adjusted for the disposal of its investment in 11,290,900 shares of Cognizant class B common stock. The unaudited pro forma condensed consolidated statements of income for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2002 are presented as if the disposal had occurred on January 1, 1999 and accounted for by IMS Health as a discontinued operation. The unaudited pro forma condensed consolidated financial position at September 30, 2002 is presented as if the disposal of the Cognizant investment had occurred on September 30, 2002 (See "The Transaction -- Accounting Treatment" on page 34).

     The unaudited pro forma condensed consolidated financial information is for illustrative purposes only and does not necessarily indicate the operating results or financial position that would have been achieved had the disposal of IMS Health's interest in Cognizant been completed as of the dates indicated or of the results that may be achieved in the future.

                                   IMS HEALTH

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1999

                                                                       PRO FORMA
                                                   IMS ACTUAL        ADJUSTMENTS(1)         IMS PRO FORMA
                                                   ----------      ------------------     -----------------
                                                  (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenue............................      $1,397,989           $(74,084)             $1,323,905
Operating and other costs....................       1,058,966            (57,439)              1,001,527
                                                   ----------           --------              ----------
Operating income.............................         339,023            (16,645)                322,378
                                                   ----------           --------              ----------
Interest income (expense), net...............             635             (1,263)                   (628)
Gains from investments, net..................          25,264                 (5)                 25,259
Other expense, net...........................         (16,480)             4,376(2B)             (12,104)
                                                   ----------           --------              ----------
Non-operating income, net....................           9,419              3,108                  12,527
                                                   ----------           --------              ----------
Income before provision for income taxes.....         348,442            (13,537)                334,905
Provision for income taxes...................         (98,076)             5,763(2B)             (92,313)
                                                   ----------           --------              ----------
Income from continuing operations............      $  250,366           $ (7,774)             $  242,592
                                                   ==========           ========              ==========
Basic earnings per share of common stock from
  continuing operations......................      $     0.80                                 $     0.88
                                                   ==========                                 ==========
Diluted earnings per share of common stock
  from continuing operations.................      $     0.78                                 $     0.86
                                                   ==========                                 ==========
Weighted average number of shares
  outstanding -- basic.......................         311,976            (36,540)(5)             275,436
                                                   ==========           ========              ==========
Weighted average number of shares
  outstanding -- diluted.....................         319,561            (36,540)(5)             283,021
                                                   ==========           ========              ==========

---------------
See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

                                   IMS HEALTH

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 2000

                                                                   PRO FORMA
                                               IMS ACTUAL       ADJUSTMENTS(1)           IMS PRO FORMA
                                               ----------       --------------           -------------
                                               (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenue...........................   $1,424,359          $(122,763)              $1,301,596
Operating and other costs...................    1,287,166            (96,634)               1,190,532
                                               ----------          ---------               ----------
Operating income............................      137,193            (26,129)                 111,064
                                               ----------          ---------               ----------
Interest (expense) income, net..............      (13,308)            (2,650)                 (15,958)
Loss on Gartner investment..................       (6,896)                --                   (6,896)
Gains from investments, net.................       78,139                 (7)                  78,132
Gain on sale of Erisco......................       84,530                 --                   84,530
Gain on issuance of investees' stock........        9,029                 --                    9,029
Other expense, net..........................      (27,374)             6,979 (2B)             (20,395)
                                               ----------          ---------               ----------
Non-operating income, net...................      124,120              4,322                  128,442
                                               ----------          ---------               ----------
Income before provision for income taxes....      261,313            (21,807)                 239,506
Provision for income taxes..................     (140,412)             9,494 (2B)            (130,918)
TriZetto equity loss, net of income tax
  benefit...................................       (4,777)                --                   (4,777)
                                               ----------          ---------               ----------
Income from continuing operations...........   $  116,124          $ (12,313)              $  103,811
                                               ==========          =========               ==========
Basic earnings per share of common stock
  from continuing operations................   $     0.39                                  $     0.40
                                               ==========                                  ==========
Diluted earnings per share of common stock
  from continuing operations................   $     0.39                                  $     0.39
                                               ==========                                  ==========
Weighted average number of shares
  outstanding -- basic......................      296,077            (36,540)(5)              259,537
                                               ==========          =========               ==========
Weighted average number of shares
  outstanding -- diluted....................      300,038            (36,540)(5)              263,498
                                               ==========          =========               ==========

---------------
See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

                                   IMS HEALTH

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 2001

                                                                      PRO FORMA
                                                 IMS ACTUAL        ADJUSTMENTS(1)        IMS PRO FORMA
                                                 ----------        --------------        -------------
                                                (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenue............................    $1,332,923           $(158,969)           $1,173,954
Operating and other costs....................     1,008,762            (123,348)              885,414
                                                 ----------           ---------            ----------
Operating income.............................       324,161             (35,621)              288,540
                                                 ----------           ---------            ----------
Interest (expense) income, net...............        (9,006)             (2,501)              (11,507)
Loss on Gartner investment...................       (84,880)                 --               (84,880)
Loss from investments, net...................       (27,642)              1,955               (25,687)
Gain (loss) on issuance of investees'
  stock......................................        (1,490)             (5,189)(2A)           (6,679)
Other expense, net...........................       (17,342)              9,234 (2B)           (8,108)
                                                 ----------           ---------            ----------
Non-operating income (loss), net.............      (140,360)              3,499              (136,861)
                                                 ----------           ---------            ----------
Income before provision for income taxes.....       183,801             (32,122)              151,679
Provision for income taxes...................       (38,415)             14,433 (2A-B)        (23,982)
TriZetto equity loss, net of income tax
  benefit....................................        (6,985)                 --                (6,985)
                                                 ----------           ---------            ----------
Income from continuing operations............    $  138,401           $ (17,689)           $  120,712
                                                 ==========           =========            ==========
Basic earnings per share of common stock from
  continuing operations......................    $     0.47                                $     0.47
                                                 ==========                                ==========
Diluted earnings per share of common stock
  from continuing operations.................    $     0.46                                $     0.46
                                                 ==========                                ==========
Weighted average number of shares
  outstanding -- basic.......................       295,162             (36,540)(5)           258,622
                                                 ==========           =========            ==========
Weighted average number of shares
  outstanding -- diluted.....................       300,147             (36,540)(5)           263,607
                                                 ==========           =========            ==========

---------------
See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

                                   IMS HEALTH

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 2002

                                                                     PRO FORMA
                                                 IMS ACTUAL       ADJUSTMENTS(1)         IMS PRO FORMA
                                                 ----------       --------------         -------------
                                                (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenue............................    $1,046,172          $(146,510)             $899,662
Operating and other costs....................       727,290           (114,553)              612,737
                                                 ----------          ---------              --------
Operating income.............................       318,882            (31,957)              286,925
                                                 ----------          ---------              --------
Interest (expense) income, net...............        (4,643)            (1,305)               (5,948)
Gains from investments, net..................         2,450                 --                 2,450
Gain (loss) on issuance of investees'
  stock......................................         7,508             (8,083)(2A)             (575)
Other expense, net...........................       (29,003)            11,180(2B)           (17,823)
                                                 ----------          ---------              --------
Non-operating income (loss), net.............       (23,688)             1,792               (21,896)
                                                 ----------          ---------              --------
Income before provision for income taxes.....       295,194            (30,165)              265,029
Provision for income taxes...................       (91,044)             8,308(2A-B)         (82,736)
TriZetto equity loss, net of income tax
  benefit....................................          (701)                --                  (701)
                                                 ----------          ---------              --------
Income from continuing operations............    $  203,449          $ (21,857)             $181,592
                                                 ==========          =========              ========
Basic earnings per share of common stock from
  continuing operations......................    $     0.71                                 $   0.72
                                                 ==========                                 ========
Diluted earnings per share of common stock
  from continuing operations.................    $     0.70                                 $   0.72
                                                 ==========                                 ========
Weighted average number of shares
  outstanding -- basic.......................       287,486            (36,540)(5)           250,946
                                                 ==========          =========              ========
Weighted average number of shares
  outstanding -- diluted.....................       288,589            (36,540)(5)           252,049
                                                 ==========          =========              ========

---------------
See Notes to Unaudited Pro Forma Condensed Financial Information.

                                   IMS HEALTH

   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
                               SEPTEMBER 30, 2002

                                                                                   PRO FORMA
                                                                IMS ACTUAL      ADJUSTMENTS(3)        IMS PRO FORMA(5)
                                                                ----------      --------------        ----------------
                                                               (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
Assets:
Current Assets:
Cash and cash equivalents...................................   $   387,972         $(123,083)            $   264,889
Accounts receivable, net of allowance for doubtful
  accounts..................................................       247,506           (40,780)                206,726
Other receivable............................................        35,428                --                  35,428
Other current assets........................................       125,755            10,231                 135,986
                                                               -----------         ---------             -----------
Total Current Assets........................................       796,661          (153,632)                643,029
                                                               -----------         ---------             -----------
Securities and other investments............................        21,210              (112)                 21,098(5)
TriZetto equity investment..................................       118,167                --                 118,167
Property, plant and equipment, net of accumulated
  depreciation..............................................       152,084           (25,905)                126,179
Computer software...........................................       149,292                --                 149,292
Goodwill....................................................       166,638              (878)                165,760
Other assets................................................       145,666            (3,587)                142,079
                                                               -----------         ---------             -----------
Total Assets................................................   $ 1,549,718         $(184,114)            $ 1,365,604
                                                               ===========         =========             ===========
Liabilities, Minority Interests and Shareholders' Equity:
Current Liabilities:
Accounts payable............................................   $    29,443         $  (3,202)            $    26,241
Accrued and other current liabilities.......................       187,680           (11,639)(4B)            176,041
Short-term debt.............................................       381,522                --                 381,522
Accrued income taxes........................................       131,468              (818)                130,650
Short-term deferred tax liability...........................        12,220           (12,220)                     --
Deferred revenues...........................................        75,022            (1,602)                 73,420
                                                               -----------         ---------             -----------
Total Current Liabilities...................................       817,355           (29,481)                787,874
                                                               -----------         ---------             -----------
Post-retirement and post-employment benefits................        41,597                --                  41,597
Long-term debt..............................................       175,000                --                 175,000
Other liabilities...........................................       183,068            (4,650)                178,418
                                                               -----------         ---------             -----------
Total Liabilities...........................................     1,217,020           (34,131)              1,182,889
                                                               -----------         ---------             -----------
Commitments and contingencies
Minority Interests..........................................       166,193           (64,673)(4A)            101,520
Shareholders' Equity:
Common stock, par value $.01, authorized 800,000 shares;
  issued 335,045 shares at September 30, 2002...............         3,350                --                   3,350
Capital in excess of par....................................       498,637                --                 498,637
Retained earnings...........................................     1,108,050           522,462(4B)           1,630,512
Treasury stock, at cost, 53,648 shares at September 30, 2002
  (90,188 shares on a pro forma basis)(5)...................    (1,314,445)         (608,028)(4B)         (1,922,473)
Cumulative translation adjustment...........................      (122,426)              256                (122,170)
Minimum pension liability adjustment........................        (3,746)               --                  (3,746)
Unrealized loss on changes in fair value of cash flow
  hedges....................................................        (3,017)               --                  (3,017)
Unrealized gains on investments, net of tax expense.........           102                --                     102
                                                               -----------         ---------             -----------
Total Shareholders' Equity..................................       166,505           (85,310)                 81,195
                                                               -----------         ---------             -----------
Total Liabilities, Minority Interests and Shareholders'
  Equity....................................................   $ 1,549,718         $(184,114)            $ 1,365,604
                                                               ===========         =========             ===========

---------------
See Notes to Unaudited Pro-Forma Condensed Financial Information.

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
          (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS AND PERCENTAGES)

1. The adjustments to the unaudited pro forma condensed consolidated statements of income reflect the elimination of the unaudited results of operations of Cognizant (See Cognizant Financial Statements beginning on page F-1), after eliminating intercompany revenues and costs of $14,820, $14,273, $18,809 and $15,565, for the years ended 1999, 2000 and 2001 and the nine months ended September 30, 2002, respectively.

2. In addition, the pro forma adjustments to the unaudited pro forma condensed consolidated statements of income reflect:

      A. The elimination of the pre-tax gains recognized by IMS Health on the issuance of Cognizant stock in the amounts of $0, $0, $5,189 and $8,083 for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2002, respectively, and the related income tax expense of $0, $0, $1,816 and $2,834, respectively.

      B. The elimination of minority interest in the amounts of $4,376, $6,979, $9,234, and $11,180 for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2002, respectively.

3. The adjustments to the unaudited pro forma condensed consolidated statement of financial position reflect the elimination of the unaudited consolidated assets and liabilities of Cognizant as of September 30, 2002 (See Cognizant Financial Statements beginning on page F-1) and the recognition of an intercompany payable to Cognizant in the amount of $2,433.

4. In addition, the pro forma adjustments to the unaudited pro forma condensed consolidated statement of financial position reflect:

      A. The elimination of the minority interest in Cognizant as of September 30, 2002 in the amount of $64,673.

      B.     (i) The acquisition of 36,540 shares of IMS Health common stock pursuant to the exchange offer, assuming the exchange offer is fully subscribed, recorded at a cost equal to the closing price on January 8, 2003 of $16.64 per share, amounts to $608,026.

            (ii) The estimated tax-free gain on the disposal of IMS Health's investment in Cognizant in the amount of $522,460, after consideration of the cost basis of $72,566.

           (iii) The accrual of the estimated direct and incremental costs of the exchange offer in the amount of $13,000.

      The gain on disposal is predicated upon the closing price of the IMS Health common stock on the exchange offer expiration date and the number of shares accepted in the exchange offer. The actual amount of gain may differ significantly based on the number of shares of IMS Health stock accepted and closing price for IMS Health common stock on the exchange offer expiration date.

5. The unaudited pro forma condensed consolidated financial information assumes that 36,540 shares of IMS Health common stock are acquired in the exchange offer. If we assume that only 27,400 shares of IMS Health common stock are acquired, the minimum amount that IMS Health will accept, IMS Health would retain a number of Cognizant shares representing approximately 13.8% of Cognizant's outstanding common stock. The estimated gain on disposal of the investment in Cognizant would be approximately $390,000 and IMS Health would have a remaining cost basis in Cognizant of approximately $18,000.

                       COGNIZANT SELECTED FINANCIAL DATA

     The following table presents selected financial data for Cognizant. This data is derived from and should be read together with the audited and unaudited consolidated financial statements of Cognizant and related notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition of Cognizant" appearing elsewhere in this document. In the opinion of Cognizant's management, all adjustments considered necessary for a fair presentation of the interim financial information have been included, and all adjustments are of a normal and recurring nature. Operating results for the interim periods are not necessarily indicative of results that may be expected to occur for the entire year. Certain amounts for the nine months ended September 30, 2001 have been reclassified to conform to the 2002 presentation.

                                                                                          NINE MONTHS
                                                                                             ENDED
                                               YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                  -------------------------------------------------   -------------------
                                   1997      1998      1999       2000       2001       2001       2002
                                   ----      ----      ----       ----       ----       ----       ----
                                         (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
COGNIZANT TECHNOLOGY SOLUTIONS
  CORPORATION
STATEMENT OF OPERATIONS:
Revenues........................  $13,898   $45,031   $74,084   $122,758   $158,969   $120,803   $146,510
Revenues -- related party.......   10,846    13,575    14,820     14,273     18,809     13,514     15,565
                                  -------   -------   -------   --------   --------   --------   --------
Total revenues..................   24,744    58,606    88,904    137,031    177,778    134,317    162,075
Cost of revenues................   14,359    31,919    46,161     70,437     90,848     68,859     86,507
                                  -------   -------   -------   --------   --------   --------   --------
Gross profit....................   10,385    26,687    42,743     66,594     86,930     65,458     75,568
Selling, general and
  administrative expenses.......    6,898    15,547    23,061     35,959     44,942     34,306     37,933
Depreciation and amortization
  expense.......................    1,358     2,222     3,037      4,507      6,368      4,566      5,679
                                  -------   -------   -------   --------   --------   --------   --------
Income from operations..........    2,129     8,918    16,645     26,128     35,620     26,586     31,956
Other income (expense):
Interest income.................       25       638     1,263      2,649      2,501      2,006      1,305
Impairment loss on Investment...       --        --        --         --     (1,955)        --         --
Other income (expense) -- net...       --        83        37       (530)      (767)      (604)       (89)
                                  -------   -------   -------   --------   --------   --------   --------
Total other income (expense)....       25       721     1,300      2,119       (221)     1,402      1,216
                                  -------   -------   -------   --------   --------   --------   --------
Income before provision for
  income taxes..................    2,154     9,639    17,945     28,247     35,399     27,988     33,172
Provision for income taxes......     (581)   (3,606)   (6,711)   (10,564)   (13,239)   (10,468)    (7,749)
Minority interest...............     (545)       --        --         --         --         --         --
                                  -------   -------   -------   --------   --------   --------   --------
Net income......................  $ 1,028   $ 6,033   $11,234   $ 17,683   $ 22,160   $ 17,520   $ 25,423
                                  -------   -------   -------   --------   --------   --------   --------
Net income per share, basic.....  $  0.08   $  0.38   $  0.61   $   0.95   $   1.17   $   0.93   $   1.30
Net income per share, diluted...  $  0.08   $  0.36   $  0.58   $   0.87   $   1.09   $   0.86   $   1.21
Weighted average number of
  common shares outstanding.....   13,094    15,886    18,342     18,565     19,017     18,896     19,618
Weighted average number of
  common shares and stock
  options outstanding...........   13,210    16,538    19,416     20,256     20,371     20,382     21,040
BALANCE SHEET DATA (AT THE END
  OF THE PERIOD):
Cash and cash equivalents.......  $ 2,715   $28,418   $42,641   $ 61,976   $ 84,977   $ 79,767   $123,082
Working capital.................    5,694    29,416    43,507     61,501     95,637     87,564    136,634
Total assets....................   18,298    51,679    69,026    109,540    144,983    138,573    200,776
Due to related party............    6,646         9        --          8         --         --         --
Stockholders' equity............    3,419    32,616    45,461     66,116     98,792     92,496    142,622

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF COGNIZANT

GENERAL

     Cognizant is a leading provider of custom IT design, development, integration and maintenance services primarily for Fortune 1000 companies located in the United States and Europe. Cognizant's core competencies include web-centric applications, data warehousing, component-based development and legacy and client-server systems. Cognizant provides the IT services it offers using an integrated on-site/offshore business model. This seamless onsite/offshore business model combines technical and account management teams located on-site at the customer location and offshore at dedicated development centers located in India and Ireland. Cognizant began its IT development and maintenance services business in early 1994, as an in-house technology development center for The Dun & Bradstreet Corporation and its operating units. In 1996, Cognizant, along with certain other entities, was spun-off from the Dun & Bradstreet Corporation to form a new company, Cognizant Corporation. On June 24, 1998, Cognizant completed its initial public offering. On June 30, 1998, a majority interest in Cognizant, and certain other entities were spun-off from Cognizant Corporation to form IMS Health Incorporated ("IMS Health"). Subsequently, Cognizant Corporation was renamed Nielsen Media Research, Incorporated. At September 30, 2002, IMS Health owned 56.4% of the outstanding stock of Cognizant (representing all of Cognizant's Class B common stock) and held 92.8% of the combined voting power of Cognizant's common stock. Holders of Cognizant's class A common stock have one vote per share and holders of Cognizant's class B common stock have ten votes per share. IMS Health is seeking to distribute all of the Cognizant class B common stock that IMS Health owns in the exchange offer which is the subject of this document.

     There will be no impact on the number of Cognizant's total shares outstanding as a result of the exchange offer. However, the exchange offer may impact Cognizant in a number of ways and these impacts could be significant as discussed in "Risk Factors" and elsewhere in this document. Cognizant expects to incur charges in the fourth quarter of 2002 and the first quarter of 2003 aggregating between $2 to $3 million in relation to one-time costs associated with the exchange offer.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND RISKS

     Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 to Cognizant's consolidated financial statements included elsewhere in this document includes a summary of the significant accounting policies and methods used in the preparation of Cognizant's consolidated financial statements. The following is a brief discussion of the more significant accounting policies and methods used by Cognizant.

     In addition, Financial Reporting Release No. 61 requires all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments.

     Cognizant's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.

     On an on-going basis, Cognizant evaluates its estimates. The most significant estimates relate to the allowance for doubtful accounts, reserve for warranties, reserves for employee benefits, income taxes, depreciation of fixed assets and long-lived assets, contingencies and litigation and the recognition of revenue and profits based on the percentage of completion method of accounting for fixed bid contracts. Cognizant bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could vary from the estimates and assumptions used in the preparation of the accompanying financial statements.

     Most of Cognizant's IT development centers, including a substantial majority of its employees are located in India. As a result, Cognizant may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic conditions. To date, Cognizant has not engaged in any hedging transactions to mitigate its risks relating to exchange rate fluctuations. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potentially adverse tax consequences, tariffs, quotas and other barriers.

     Cognizant believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

     Revenue Recognition. Cognizant's services are entered into on either a time-and-materials or fixed-price basis. Revenues related to time-and-materials contracts are recognized as the service is performed. Revenues related to fixed-price contracts primarily relate to application development and significant application enhancement projects. Revenues related to such fixed-price contracts are recognized as the service is performed using the percentage-of-completion method of accounting, under which the sales value of performance, including estimated earnings thereon, is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost. In general, fixed-price contracts are cancelable subject to a specified notice period. All services provided by Cognizant through the date of cancellation are due and payable under the contract terms. Cognizant issues invoices related to fixed-price contracts based upon achievement of milestones during a project or other contractual terms. Differences between the timing of billings, based upon contract milestones or other contractual terms, and the recognition of revenue, based upon the percentage-of-completion method of accounting, are recognized as either unbilled or deferred revenue. Cognizant does not incur significant up-front costs associated with these fixed-price contracts and all costs related to the services provided are expensed as incurred. Estimates are subject to adjustment as a project progresses to reflect changes in expected completion costs or dates. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately. A reserve for warranty provisions under such contracts, which generally exist for a period ranging from thirty to ninety days past contract completion, is estimated and accrued during the contract period. Cognizant's failure to estimate accurately the resources and time required for a fixed-price project, or its failure to complete its contractual obligations within the time frame committed, could have a material adverse effect on Cognizant's business, results of operations and financial condition.

     Revenues related to services performed without a signed agreement or work order are not recognized until such agreements or work orders are signed; however the cost related to the performance of such work is recognized in the period the services are rendered.

     Foreign Currency Translation. The assets and liabilities of Cognizant's Canadian and European subsidiaries are translated into U.S. dollars from local currencies at current exchange rates and revenues and expenses are translated from local currencies at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For Cognizant's Indian subsidiary, CTS India, the functional currency is the U.S. dollar, since its sales are made primarily in the United States, the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between CTS India and its U.S. affiliates. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. The resulting gain (loss) is included in other income.

     Allowance for Doubtful Accounts. Cognizant maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Cognizant's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     Income Taxes. Cognizant records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Cognizant has considered future taxable income and on-going prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event Cognizant were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should Cognizant determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

     Cognizant's Indian subsidiary, CTS India, is an export-oriented company, which, under the Indian Income Tax Act of 1961 is entitled to claim tax holidays for a period of ten years with respect to its export profits. Substantially all of the earnings of CTS India are attributable to export profits and are therefore currently entitled to a 90% exemption from Indian income tax. These tax holidays will begin to expire in 2004 and under current law will be completely phased out by March of 2009. In prior years, it was management's intent to repatriate all accumulated earnings from India to the United States; accordingly, Cognizant has provided deferred income taxes in the amount of approximately $25.5 million dollars on all such undistributed earnings through December 31, 2001. During the first quarter of 2002, Cognizant made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, Cognizant intends to use 2002 and future Indian earnings to expand operations outside of the United States instead of repatriating these earnings to the United States. Accordingly, effective January 1, 2002, pursuant to Accounting Principles Bulletin 23, Cognizant will no longer accrue taxes on the repatriation of earnings recognized in 2002 and subsequent periods as these earnings are considered to be indefinitely reinvested outside of the United States. If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, Cognizant will accrue the applicable amount of taxes associated with such earnings. This change in intent, as well as a change in the manner in which repatriated earnings are taxed in India, resulted in an estimated effective tax rate for the three and nine months ended September 30, 2002 of 23.3% and 23.4%, respectively. These rates compare to an effective tax rate for the three and nine month periods ended September 30, 2001 of 37.4%.

RESULTS OF OPERATIONS

     The following table sets forth certain results of operations as a percentage of total revenue:

                                                                       THREE MONTHS      NINE MONTHS
                                                                          ENDED             ENDED
                                           YEAR ENDED DECEMBER 31,    SEPTEMBER 30,     SEPTEMBER 30,
                                           -----------------------    --------------    --------------
                                           1999     2000     2001     2002     2001     2002     2001
                                           ----     ----     ----     ----     ----     ----     ----
Total revenues...........................  100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of revenues.........................   51.9     51.4     51.1     53.8     50.8     53.4     51.3
                                           -----    -----    -----    -----    -----    -----    -----
  Gross profit...........................   48.1     48.6     48.9     46.2     49.2     46.6     48.7
Selling, general and administrative
  expense................................   25.9     26.2     25.3     23.1     25.1     23.4     25.5
Depreciation and amortization expense....    3.4      3.3      3.6      3.3      3.6      3.5      3.4
                                           -----    -----    -----    -----    -----    -----    -----
  Income from operations.................   18.8     19.1     20.0     19.8     20.5     19.7     19.8
Other income (expense):
  Interest income........................    1.4      1.9      1.4      0.8      1.4      0.8      1.5
Impairment loss on investment............     --       --     (1.1)      --       --       --       --
  Other income (expense).................     --     (0.4)    (0.4)    (0.0)    (0.5)    (0.0)    (0.5)
                                           -----    -----    -----    -----    -----    -----    -----
Total other income.......................    1.4      1.5     (0.1)     0.8      0.9      0.8      1.0
                                           -----    -----    -----    -----    -----    -----    -----
Income before provision for income
  taxes..................................   20.2     20.6     19.9     20.6     21.4     20.5     20.8
Provision for income taxes...............   (7.6)    (7.7)    (7.4)    (4.8)    (8.0)    (4.8)    (7.8)
                                           -----    -----    -----    -----    -----    -----    -----
Net income...............................   12.6%    12.9%    12.5%    15.8%    13.4%    15.7%    13.0%
                                           =====    =====    =====    =====    =====    =====    =====

  THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2001

     Revenue. Revenue increased by 34.6%, or $15.7 million, from approximately $45.5 million during the three months ended September 30, 2001 to approximately $61.2 million during the three months ended September 30, 2002. This increase resulted primarily from an increase in application management services. For statement of operations purposes, revenues from related parties include only revenues recognized during the period in which the related party was directly affiliated with Cognizant. In the third quarter of 2002, sales to one related party customer (IMS Health) accounted for 9.0% of revenues and sales to one third party customer (Metropolitan Life Insurance Company) accounted 11.5% revenues. In the third quarter of 2001, sales to one related party customer (IMS Health) accounted for 11.2% of revenues and no third-party customer accounted for sales in excess of 10% of revenues.

     Gross Profit. Cognizant's cost of revenues consists primarily of the cost of salaries, payroll taxes, benefits, immigration and travel for technical personnel, and the cost of sales commissions. Cognizant's cost of revenues increased by 42.7%, or approximately $9.9 million, from approximately $23.1 million during the three months ended September 30, 2001 to approximately $33.0 million during the three months ended September 30, 2002. The increase was due primarily to costs resulting from an increase in the number of Cognizant's technical professionals from approximately 3,500 employees at September 30, 2001 to approximately 4,700 employees at September 30, 2002. The increased number of Cognizant's technical professionals is a direct result of greater demand for Cognizant's services. Cognizant's gross profit increased by 26.2%, or approximately $5.9 million, from approximately $22.4 million during the three months ended September 30, 2001 to approximately $28.3 million during the three months ended September 30, 2002. Gross profit margin decreased from 49.2% of revenues during the three months ended September 30, 2001 to 46.2% of revenues during the three months ended September 30, 2002 primarily due to a higher 2002 incentive compensation accrual associated with increased revenues.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs as well as depreciation and amortization expense. Selling, general and administrative expenses, including depreciation and amortization, increased by 23.6%, or approximately $3.1 million, from approximately $13.1 million during the three months ended September 30, 2001 to approximately $16.2 million during the three months ended September 30, 2002, representing 28.7% and 26.4% of revenues, respectively. The dollar increase in such expenses was due primarily to a higher 2002 incentive compensation accrual associated with increased revenues, as well as increased expenses incurred to expand Cognizant's sales and marketing activities and increased infrastructure expenses to support Cognizant's revenue growth. The decrease in such expenses as a percentage of revenue resulted from Cognizant's increased volume of revenue, which outpaced the increase in selling, general and administrative expenses.

     Income from Operations. Income from operations increased 29.9%, or approximately $2.8 million, from approximately $9.3 million during the three months ended September 30, 2001 to approximately $12.1 million during the three months ended September 30, 2002, representing 20.5% and 19.8% of revenues, respectively. The decrease in operating margin was due primarily to a higher 2002 incentive compensation accrual associated with increased revenues.

     Other Income. Other income consists primarily of interest income and foreign currency exchange gains or losses. Interest income decreased by 26.7%, or approximately $172,000, from $643,000 during the three months ended September 30, 2001 to $471,000 during the three months ended September 30, 2002. The decrease in such interest income was attributable primarily to declining interest rates, offset, in part, by higher invested cash balances. Cognizant recognized a net foreign currency exchange loss of $209,000 during the three months ended September 30, 2001 as compared to a gain of $24,000 in the current period, as a result of the effect of changing exchange rates.

     Provision for Income Taxes. The provision for income taxes decreased by 19.5%, or approximately $713,000, from approximately $3.6 million in the three months ended September 30, 2001 to approximately $2.9 million in the three months ended September 30, 2002, with an effective tax rate of 37.4% and 23.3% for the three months ended September 30, 2001 and 2002, respectively. The lower effective tax rate reflects Cognizant's change in its intention regarding the repatriation of 2002 and future earnings from its subsidiary in India, as well as a change in the manner in which repatriated earnings are taxed in India. (See
Note 5 to the Notes to the Unaudited Condensed Consolidated Financial
Statements.)

     Net Income. Net income increased 58.3%, or approximately $3.6 million, from approximately $6.1 million for the three months ended September 30, 2001 to approximately $9.7 million for the three months ended September 30, 2002, representing 13.4% and 15.8% of revenues, respectively.

  NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2001

     Revenue. Revenue increased by 20.7%, or approximately $27.8 million, from approximately $134.3 million during the nine months ended September 30, 2001 to approximately $162.1 million during the nine months ended September 30, 2002. This increase resulted primarily from an increase in application management services. For statement of operations purposes, revenues from related parties include only revenues recognized during the period in which the related party was directly affiliated with Cognizant. During the nine months ended September 30, 2002, sales to one related party customer (IMS Health) accounted for 9.6% of revenues and no third party accounted for sales in excess of 10% of revenues. During the nine months ended September 30, 2001, sales to one related party customer (IMS Health) accounted for 10.1% of revenues and no third party accounted for sales in excess of 10% of revenues.

     Gross Profit. Cognizant's cost of revenues increased by 25.6%, or approximately $17.6 million, from approximately $68.9 million during the nine months ended September 30, 2001 to approximately $86.5 million during the nine months ended September 30, 2002. The increase was due primarily to increased costs resulting from the increase in the number of Cognizant's technical professionals from approximately 3,500 employees at September 30, 2001 to approximately 4,700 employees at September 30, 2002. Cognizant's gross profit increased by 15.4%, or approximately $10.1 million, from approximately $65.5 million during the nine months ended September 30, 2001 to approximately $75.6 million during the nine months ended September 30, 2002. Gross profit margin decreased from 48.7% to 46.6% of revenues during the nine months ended September 30, 2001 and 2002, respectively. The decrease in gross profit margin was due primarily to a higher 2002 incentive compensation accrual associated with increased revenues.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses, including depreciation and amortization, increased by 12.2%, or approximately $4.7 million, from approximately $38.9 million during the nine months ended September 30, 2001 to approximately $43.6 million during the nine months ended September 30, 2002, representing 28.9% and 26.9% of revenues, respectively. The increase in such expenses in absolute dollars was due primarily to a higher 2002 incentive compensation accrual associated with increased revenues, as well as expenses incurred to expand Cognizant's sales and marketing activities and increased infrastructure expenses to support Cognizant's revenue growth. The decrease in such expenses as a percentage of revenue resulted from Cognizant's increased volume of revenue, which outpaced the increase in selling, general and administrative expenses.

     Income from Operations. Income from operations increased 20.2%, or approximately $5.4 million, from approximately $26.6 million during the nine months ended September 30, 2001 to approximately $32.0 million during the nine months ended September 30, 2002, representing 19.8% and 19.7% of revenues, respectively.

     Other Income. Interest income decreased by $701,000 from approximately $2.0 million during the nine months ended September 30, 2001 to approximately $1.3 million during the nine months ended September 30, 2002. The decrease in such interest income was attributable primarily to declining interest rates, offset, in part, by higher invested cash balances. Cognizant recognized a net foreign currency exchange loss of $604,000 during the nine months ended September 30, 2001 compared to a loss of $89,000 in the current period, as a result of changes in exchange rates.

     Provision for Income Taxes. The provision for income taxes decreased from approximately $10.5 million for the nine months ended September 30, 2001 to approximately $7.7 million for the nine months ended September 30, 2002, with an effective tax rate of 37.4% and 23.4% for the nine months ended September 30, 2001 and 2002, respectively. The lower effective tax rate reflects Cognizant's change in its strategy regarding the repatriation of 2002 and future earnings from its subsidiary in India, as well as a change in the manner in which repatriated earnings are taxed in India. (See Note 5 to the Notes to the Unaudited Condensed Consolidated Financial Statements.)

     Net Income. Net income increased from approximately $17.5 million for the nine months ended September 30, 2001 to approximately $25.4 million for the nine months ended September 30, 2002, representing 13.0% and 15.7% of revenues for the nine months ended September 30, 2001 and 2002, respectively.

 YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Revenue. Revenue increased by 29.7%, or $40.7 million, from $137.0 million during 2000 to $177.8 million in 2001. This increase resulted primarily from a $27.7 million, or 42.9%, increase in application management services provided by Cognizant and a $13.5 million, or 18.8%, increase in application development and integration services provided by Cognizant, partially offset by an approximately $0.5 million, or 100.0% decrease in Year 2000 compliance services. Cognizant provides services through time-and-material and fixed bid contracts. Over the course of the last three years fixed bid contracts have increased as a percent of revenues from 15.0% in 1999 to 15.1% in 2000 to 23.9% in 2001.

     Sales to related parties on a year-over-year basis were relatively stable at 10.6% in 2001 compared to 10.4% in 2000. For statement of operations purposes, revenues from related parties include only revenues recognized during the period in which the related party was affiliated with Cognizant. During 2001 and 2000, no third party accounted for greater than 10% of revenues.

     Gross Profit. Cognizant's cost of revenues consists primarily of the cost of salaries, payroll taxes, benefits, immigration and travel for technical personnel, and the cost of sales commissions related to revenues. Cognizant's cost of revenues increased by 29.0%, or $20.4 million, from $70.4 million during 2000 to $90.8 million in 2001. The increase was due primarily to the increased cost resulting from the increase in the number of Cognizant's technical professionals from approximately 2,800 employees at December 31, 2000 to approximately 3,470 employees at December 31, 2001. The increased number of technical professionals is a direct result of greater demand for Cognizant's services. Cognizant's gross profit increased by 30.5%, or approximately $20.3 million, from approximately $66.6 million during 2000 to $86.9 during 2001. Gross profit margin increased from 48.6% of revenues during 2000 to 48.9% of revenues in 2001. The increase in gross profit margin was primarily attributable to a continued shift toward higher margin fixed bid contracts and a lower incentive compensation accrual in 2001 as compared to 2000.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs. Selling, general and administrative expenses, including depreciation and amortization, increased by 26.8%, or $10.8 million, from $40.5 million during 2000 to $51.3 million during 2001, and decreased as a percentage of revenue from approximately 29.5% to 28.9%, respectively. The increase in expenses in absolute dollars was due primarily to expenses incurred to expand Cognizant's sales and marketing activities and increased infrastructure expenses to support Cognizant's growth. The decrease in expenses as a percentage of revenue was primarily due to the increased revenues that have resulted from Cognizant's expanded sales and marketing activities in the current and prior years.

     Income from Operations. Income from operations increased 36.3%, or approximately $9.5 million, from approximately $26.1 million during 2000 to $35.6 million during 2001, representing approximately 19.1% and 20.0% of revenues, respectively. The increase in operating margin was primarily due to a continued shift toward higher margin fixed bid contracts and a lower incentive compensation accrual in 2001 as compared to 2000.

     Other Income/Expense. Other income/expense consists primarily of interest income offset, by foreign currency exchange losses and, in 2001, an impairment loss on an investment. Interest income decreased by approximately 5.6%, from $2.6 million during 2000 to $2.5 million during 2001. The decrease in interest income was attributable primarily to lower interest rates, offset, in part, by higher operating cash balances. Cognizant recognized a net foreign currency exchange loss of approximately $767,000 during 2001, as a result of the effect of changing exchange rates on Cognizant's transactions. Cognizant recognized an impairment loss on its investment in Questra Corporation of approximately $2.0 million during the fourth quarter of 2001 in recognition of an other than temporary decline in value. The impairment loss was based upon an implied valuation of Questra as a result of a recent new round of venture capital funding in which Cognizant's equity interest in Questra was substantially diluted and investors, other than Cognizant, received preferential liquidation rights. The impairment loss, net of tax benefit, was $1.2 million or $0.06 per diluted share. (See Note 5 to the Consolidated Financial Statements)

     Provision for Income Taxes. Historically, through the date of its initial public offering, Cognizant had been included in the consolidated federal income tax returns of The Dun & Bradstreet Corporation and Cognizant Corporation. Cognizant's provision for income taxes in the consolidated statements of income reflects the federal and state income taxes calculated on Cognizant's stand-alone basis. The provision for income taxes increased from $10.6 million in 2000 to $13.2 million in 2001, with an effective tax rate of 37.4% in both years. The provision for income taxes reflects Cognizant's intent to repatriate earnings from its Indian subsidiary.

     Net Income. Net income increased from approximately $17.7 million in 2000 to $22.2 million in 2001, representing approximately 12.9% and 12.5% as a percentage of revenues, respectively. The lower percentage in 2001 reflects the one-time write-off of Cognizant's investment in Questra, discussed previously.

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Revenue. Revenue increased by 54.1%, or $48.1 million, from $88.9 million during 1999 to $137.0 million in 2000. This increase resulted primarily from a $61.5 million, or 82.0%, increase in application development and integration, application management, re-engineering and other services provided by Cognizant partially offset by an approximately $13.4 million, or 96.5%, decrease in Year 2000 compliance services. The percentage of revenues derived from unrelated parties increased from 83.3% during 1999 to 89.6% during 2000. This increase resulted from Cognizant's continued effort to pursue unaffiliated third-party customers and expanded service offerings to existing unaffiliated customers. For statement of operations purposes, revenues from related parties include only revenues recognized during the period in which the related party was affiliated with Cognizant. During 2000, sales to related party customers accounted for 10.4% of revenues and no third party accounted for greater than 10% of revenues. During 1999, sales to related party customers accounted for 16.7% of revenues and one third-party customer accounted for 17.4% of revenues.

     Gross Profit. Cognizant's cost of revenues increased by 52.6%, or $24.3 million, from $46.2 million during 1999 to $70.4 million during 2000. The increase was due primarily to the increased cost resulting from the increase in the number of Cognizant's technical professionals from approximately 2,000 employees at December 31, 1999 to approximately 2,800 employees at December 31, 2000. The increased number of technical professionals is a direct result of greater demand for Cognizant's services. Cognizant's gross profit increased by 55.8%, or approximately $23.9 million, from approximately $42.7 million during 1999 to approximately $66.6 million during 2000. Gross profit margin increased from 48.1% of revenues during 1999 to 48.6% of revenues during 2000. The increase in gross profit margin was primarily attributable to the increased third-party revenue and the shift toward newer, higher margin customers.

     Selling, General And Administrative Expenses. Selling, general and administrative expenses, including depreciation and amortization, increased by 55.1%, or $14.4 million, from $26.1 million during 1999 to $40.5 million during 2000, and increased as a percentage of revenue from approximately 29.4% to 29.5%, respectively. The increase in expenses in absolute dollars and as a percentage of revenue was primarily due to expenses incurred to expand Cognizant's sales and marketing activities and increased infrastructure expenses to support Cognizant's revenue growth.

     Income From Operations. Income from operations increased 57.0%, or approximately $9.5 million, from approximately $16.6 million during 1999 to approximately $26.1 million during 2000, representing approximately 18.7% and 19.1% of revenues, respectively. The increase in operating margin was primarily attributable to the increased third-party revenue and the shift toward newer, higher margin customers.

     Other Income. Interest income increased by approximately 109.7%, from $1.3 million during 1999 to approximately $2.6 million during 2000. The increase in interest income was attributable primarily to generally higher operating cash balances. Cognizant recognized a net foreign currency exchange loss of approximately $538,000 during 2000, as a result of the effect of changing exchange rates on Cognizant's transactions.

     Provision For Income Taxes. Cognizant's provision for income taxes in the consolidated statements of income reflects the federal and state income taxes calculated on Cognizant's stand alone basis. The provision for income taxes increased from $6.7 million in 1999 to $10.6 million in 2000, with an effective tax rate of 37.4% in both 1999 and 2000.

     Net Income. Net income increased from approximately $11.2 million in 1999 to approximately $17.7 million in 2000, representing approximately 12.6% and 12.9% as a percentage of revenues, respectively.

RESULTS BY BUSINESS SEGMENT

     North America operations consist primarily of application design, development and maintenance services in the United States and Canada. European operations consist of application design, development and maintenance services principally in the United Kingdom. Asian operations consist of application design, development and maintenance services principally in India. Cognizant is managed on a geographic basis. Accordingly, regional sales managers, sales managers, account managers, project teams and facilities are segmented geographically and decisions by Cognizant's chief operating decision maker regarding the allocation of assets and assessment of performance are based on such geographic segmentation. Revenues and resulting operating income are attributed to regions based upon customer location, and exclude the effect of intercompany revenue for services provided by CTS India to other Cognizant entities.

 THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2001

     NORTH AMERICAN SEGMENT

     Revenue. Revenue increased by 34.2%, or approximately $13.5 million, from approximately $39.4 million for the three months ended September 30, 2001 to approximately $52.9 million during the three months ended September 30, 2002. The increase in revenue was attributable primarily to increased market awareness and acceptance of the on-site/offshore application design, development and maintenance services delivery model, as well as sales and marketing activities directed at the U.S. market for Cognizant's services.

     Income from Operations. Income from operations increased 29.5%, or approximately $2.4 million, from approximately $8.1 million for the three months ended September 30, 2001 to approximately $10.5 million for the three months ended September 30, 2002. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

     EUROPEAN SEGMENT

     Revenue. Revenue increased by 41.8%, or approximately $2.4 million, from approximately $5.7 million for the three months ended September 30, 2001 to approximately $8.0 million for the three months ended September 30, 2002. The increase in revenue was primarily attributable to increased demand for Cognizant's services in the United Kingdom.

     Income from Operations. Income from operations increased 36.8%, or approximately $427,000, from approximately $1.2 million for the three months ended September 30, 2001 to $1.6 million for the three months ended September 30, 2002. The increase in income from operations from the prior period was due to expense reductions during the third quarter of 2002 coupled with increased revenues.

     ASIAN SEGMENT

     Revenue. Revenue decreased by 28.9%, or approximately $117,000, from approximately $405,000 for the three months ended September 30, 2001 to approximately $288,000 for the three months ended September 30, 2002.

     Income from Operations. Income from operations was approximately $100,000 for each of the three months ended September 30, 2001 and 2002.

 NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2001

     NORTH AMERICAN SEGMENT

     Revenue. Revenue increased by 21.1%, or approximately $24.5 million, from approximately $116.0 million for the nine months ended September 30, 2001 to approximately $140.5 million for the nine months ended September 30, 2002. The increase in revenue was attributable primarily to increased market awareness and acceptance of the on-site/offshore application design, development and application maintenance services delivery model, as well as sales and marketing activities directed at the U.S. market for Cognizant's services.

     Income from Operations. Income from operations increased 20.6%, or approximately $4.7 million, from approximately $23.0 million for the nine months ended September 30, 2001 to approximately $27.7 million for the nine months ended September 30, 2002. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

     EUROPEAN SEGMENT

     Revenue. Revenue increased by 18.6%, or approximately $3.2 million, from approximately $17.2 million for the nine months ended September 30, 2001 to approximately $20.4 million for the nine months ended September 30, 2002. The increase in revenue was primarily attributable to increased demand for Cognizant's services in the United Kingdom.

     Income from Operations. Income from operations increased by 18.2% or approximately $619,000 from approximately $3.4 million for the nine months ended September 30, 2001 to $4.0 million for the nine months ended September 30, 2002. The increase in income from operations from the prior period was due to expense reductions during 2002 coupled with increased revenues.

     ASIAN SEGMENT

     Revenue. Revenue increased by 9.5%, or approximately $107,000, from approximately $1.1 million for the nine months ended September 30, 2001 to approximately $1.2 million for the nine months ended September 30, 2002.

     Income from Operations. Income from operations was approximately $200,000 for each of the three months ended September 30, 2001 and 2002.

  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     NORTH AMERICAN SEGMENT

     Revenue. Revenue increased by 32.6%, or approximately $37.5 million, from approximately $114.9 million during 2000 to approximately $152.4 million in 2001. The increase in revenue was attributable primarily to increased market awareness and acceptance and use of the on-site/offshore software delivery model, as well as sales and marketing activities directed at the U.S. market for Cognizant's services.

     Income from Operations. Income from operations increased 39.3%, or approximately $8.6 million, from approximately $21.9 million during 2000 to approximately $30.5 million during 2001. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

     EUROPEAN SEGMENT

     Revenue. Revenue increased by 10.2%, or approximately $2.1 million, from approximately $21.0 million during 2000 to approximately $23.1 million in 2001. The increase in revenue was attributable to Cognizant's sales and marketing activities in the United Kingdom, partially offset by weak demand for Cognizant's services elsewhere in Europe.

     Income From Operations. Income from operations increased 16.0%, or approximately $0.6 million, from approximately $4.0 million during 2000 to $4.6 million during 2001. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

     ASIAN SEGMENT

     Revenue. Revenue increased by 98.6%, or $1.1 million, from $1.1 million during 2000 to $2.2 million in 2001. The increase in revenue was attributable primarily to Cognizant's success in India providing software services to domestic Indian companies as well as to Indian divisions of Cognizant's multi-national clients.

     Income from Operations. Income from operations increased 109.3%, or approximately $0.2 million, from approximately $0.2 million during 2000 to $0.5 million during 2001. The increase in operating income was attributable primarily to increased revenues.

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     NORTH AMERICAN SEGMENT

     Revenue. Revenue increased by 61.5%, or approximately $43.8 million, from approximately $71.2 million during 1999 to approximately $114.9 million in 2000. The increase in revenue was attributable primarily to increased market awareness and acceptance of the on-site/offshore software delivery model, as well as sales and marketing activities directed at the U.S. market for Cognizant's services.

     Income from Operations. Income from operations increased 64.4%, or approximately $8.6 million, from approximately $13.3 million during 1999 to approximately $21.9 million during 2000. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

     EUROPEAN SEGMENT

     Revenue. Revenue increased by 20.8%, or approximately $3.6 million, from approximately $17.4 million during 1999 to approximately $21.0 million in 2000. The increase in revenue was attributable Cognizant's sales and marketing activities in the United Kingdom.

     Income from Operations. Income from operations increased 23.1%, or approximately $0.7 million, from approximately $3.2 million during 1999 to approximately $4.0 million during 2000. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

     ASIAN SEGMENT

     Revenue. Revenue increased by 199.2%, or $0.8 million, from approximately $0.4 million during 1999 to approximately $1.2 million in 2000. The increase in revenue was attributable
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primarily to Cognizant's success in India providing software services to domestic Indian companies.

     Income From Operations. Income from operations increased 100.0%, or approximately $0.1 million, from approximately $0.1 million during 1999 to approximately $0.2 million during 2000. The increase in operating income was attributable primarily to increased revenues.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, through the date of its initial public offering, Cognizant's primary sources of funding had been cash flow from operations and intercompany cash transfers with its majority owner and controlling parent company Cognizant Corporation, and then IMS Health. In June 1998, Cognizant consummated its initial public offering of 5,834,000 shares of its Class A common stock at a price to the public of $5.00 per share, of which 5,000,000 shares were issued and sold by Cognizant and 834,000 shares were sold, at that time, by Cognizant Corporation, Cognizant's then owner and controlling parent company. The net proceeds to Cognizant from the offering were approximately $22.4 million after $845,000 of direct expenses. The funds received by Cognizant from the offering were invested in short-term, investment grade, interest-bearing securities, after Cognizant used a portion of the net proceeds to repay approximately $6.6 million of non-trade related party balances to Cognizant Corporation. Cognizant has used and will continue to use the remainder of the net proceeds from the offering for (i) expansion of existing operations, including Cognizant's offshore IT development centers; (ii) continued development of new service lines and possible acquisitions of related businesses; and (iii) general corporate purposes including working capital. At September 30, 2002, Cognizant had cash and cash equivalents of approximately $123.1 million.

     Net cash provided by operating activities was approximately $35.6 million during the nine months ended September 30, 2002 as compared to net cash provided by operating activities of approximately $23.7 million during the nine months ended September 30, 2001. The increase resulted primarily from increased net income and an increase in accrued and other liabilities, partially offset by an increase in trade accounts receivable.

     Trade accounts receivable, net of allowance for doubtful accounts was $30.2 million at September 30, 2002. Cognizant monitors turnover, aging and the collection of accounts receivable through the use of management reports which are prepared on a customer basis and evaluated by Cognizant's finance staff. At September 30, 2002, Cognizant's day's sales outstanding, including unbilled receivables, was approximately 59 days compared to 55 days at September 30, 2001.

     Cognizant's investing activities used net cash of approximately $10.3 million for the nine months ended September 30, 2002 as compared to net cash used of approximately $10.7 million for the same period in 2001. The decrease in 2002 compared to 2001 primarily reflects a decrease in purchases of property and equipment partially offset by the acquisition of certain assets from UnitedHealthcare Ireland Ltd. (See Note 2 to the Notes to the Unaudited Condensed Consolidated Financial Statements).

     Cognizant's financing activities provided net cash of approximately $13.0 million for the nine months ended September 30, 2002 as compared to net cash provided by financing activities of approximately $4.8 million for the same period in 2001. The increase in net cash provided by financing activities was related primarily to a higher level of cash proceeds from the exercise of stock options and the purchase of employee stock purchase plan shares in 2002, as compared to the prior year. The exercise of stock options and the purchase of employee stock purchase plan shares resulted in an increase of approximately 680,000 shares in Cognizant's outstanding class A common stock during the nine months ended September 30, 2002.

     As of September 30, 2002, Cognizant had no significant third-party debt.

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     Cognizant had working capital of $136.6 million at September 30, 2002 and
$95.6 million at December 31, 2001.

     As of September 30, 2002, Cognizant has entered into fixed capital commitments related to its India development center expansion program of approximately $20.1 million, of which $10.9 million has been spent to date. The multi-phase program will encompass the construction of three fully-owned development centers containing approximately 620,000 sq. ft. of space in Pune, Chennai and Calcutta. Total expenditures related to this program are expected to be approximately $39.4 million. Cognizant completed construction of the two facilities in Calcutta and Pune in 2002, and expects construction of the third development center in Chennai to be completed in 2003. Cognizant expects that its capital expenditures in 2003 will increase as compared to 2002 in light of the continued expansion of its business.

     Cognizant expects to incur charges in the fourth quarter of 2002 and the first quarter of 2003 aggregating between $2 to $3 million in relation to one-time costs associated with the exchange offer.

     Cognizant believes that its available funds and the cash flows expected to be generated from operations, will be adequate to satisfy its current and planned operations and needs through at least the next 12 months.

FOREIGN CURRENCY TRANSLATION

     The assets and liabilities of Cognizant's Canadian and European subsidiaries are translated into U.S. dollars at current exchange rates and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For Cognizant's Indian subsidiary, the functional currency is the U.S. dollar since its sales are made primarily in the United States, the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between the Indian subsidiary and its U.S. affiliates. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. A portion of Cognizant's costs in India is denominated in local currency and subject to exchange fluctuations, which has not had any material adverse effect on Cognizant's results of operations.

CONTINGENCIES

     As of September 30, 2002, Cognizant has entered into fixed capital commitments related to its India development center expansion program of approximately $20,109, of which approximately $10,924 has been spent to date.

     Cognizant is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on Cognizant's quarterly or annual operating results, cash flows, or consolidated financial position. Additionally, many of Cognizant's engagements involve projects that are critical to the operations of its customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against Cognizant, regardless of Cognizant's responsibility for such failure. Although Cognizant attempts to contractually limit its liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering its application design, development and maintenance services, there can be no assurance that the limitations of liability set forth in its contracts will be enforceable in all instances or will otherwise protect Cognizant from liability for damages. Although Cognizant has general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.
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

The successful assertion of one or more large claims against Cognizant that exceed available insurance coverage or changes in Cognizant's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on Cognizant's business, results of operations and financial condition.

     In addition, in connection with the exchange offer, Cognizant is providing undertakings to a number of entities formerly related to The Dun & Bradstreet Corporation which undertakings could give rise to Cognizant liabilities in the future. See "Risk Factors -- Risks Related to Cognizant -- Cognizant may be subject to legacy Dun & Bradstreet liabilities that could have an adverse effect on Cognizant's results of operations and financial condition."

EFFECTS OF INFLATION

     Cognizant's most significant costs are the salaries and related benefits for its programming staff and other professionals. Competition in India and the United States for professionals with advanced technical skills necessary to perform the services offered by Cognizant have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, Cognizant must adequately anticipate wage increases, particularly on its fixed-price contracts. There can be no assurance that Cognizant will be able to recover cost increases through increases in the prices that it charges for its services in the United States and elsewhere.

RECENT ACCOUNTING PRONOUNCEMENTS

     STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ADOPTED:

     In June 2001, Statement of Financial Accounting Standards No. 141, "Business Combinations" and Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" were issued. FAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. FAS 141 also specifies criteria that intangible assets acquired must meet to be recognized and reported separately from goodwill. FAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. FAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of FAS 141 and FAS 142 did not have a material effect on Cognizant's financial position or results of operations. The following table sets forth Cognizant's results had FAS 142 been applied to the prior-period financial statements presented herein.

                                                              THREE MONTHS     NINE MONTHS
                                                                  ENDED           ENDED
                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  2001            2001
                                                              -------------   -------------
Reported Net Income.........................................     $6,108          $17,520
Reversal of Goodwill Amortization -- net of tax.............         79              238
                                                                 ------          -------
Adjusted Net Income excluding Goodwill Amortization.........     $6,187          $17,758
Adjusted Basic EPS excluding Goodwill Amortization..........     $ 0.32          $  0.94
Adjusted Diluted EPS excluding Goodwill Amortization........     $ 0.30          $  0.87

     In August 2001, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" was issued. FAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets to be Disposed of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently occurring Events and Transactions." FAS 144 also amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which

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

control is likely to be temporary. FAS 144 retains the fundamental provisions of FAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while resolving significant implementation issues associated with FAS 121. Among other things, FAS 144 provides guidance on how long-lived assets used as part of a group should be evaluated for impairment, establishes criteria for when long-lived assets are held for sale, and prescribes the accounting for long-lived assets that will be disposed of other than by sale. FAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of FAS 144 did not have a material impact on Cognizant's financial position and results of operations.

     In April 2002, Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. FAS 145 updates, clarifies and simplifies existing accounting pronouncements and is generally effective for transactions occurring after May 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

     STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS NOT YET ADOPTED:

     In June 2001, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" was issued. FAS 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs that result from the acquisition, construction, or development and normal operation of a long-lived asset. Upon initial recognition of a liability for an asset retirement obligation, FAS 143 requires an increase in the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over the asset's useful life. FAS 143 is effective for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material impact on Cognizant's financial position or results of operations.

     In June 2002, Statement of Financial Accounting Standards No. 146, "Accounting for Exit or Disposal Activities" was issued. FAS 146 addresses the accounting for costs to terminate a contract that is not a capital lease, costs to consolidate facilities and relocate employees, and involuntary termination benefits under one-time benefit arrangements that are not an ongoing benefit program or an individual deferred compensation contract. A liability for contract termination costs should be recognized and measured at fair value either when the contract is terminated or when the entity ceases to use the right conveyed by the contract. A liability for one-time termination benefits should be recognized and measured at fair value at the communication date if the employee would not be retained beyond a minimum retention period (i.e., either a legal notification period or 60 days, if no legal requirement exists). For employees that will be retained beyond the minimum retention period, a liability should be accrued ratably over the future service period. The provisions of the statement will be effective for disposal activities initiated after December 31, 2002. The adoption of this statement is not expected to have a material impact on Cognizant's financial position or results of operations.

     In October 2002, Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions" was issued. FAS 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. FAS 147 also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. The provisions of the statement will be effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The adoption of this statement is not expected to have a material impact on Cognizant's financial position or results of operations.

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

                             BUSINESS OF COGNIZANT

OVERVIEW

     Cognizant Technology Solutions Corporation is a leading provider of custom IT design, development, integration and maintenance services primarily for Fortune 1000 companies located in the United States and Europe. Cognizant's core competencies include web-centric applications, data warehousing, component-based development and legacy and client-server systems. Cognizant provides the IT services it offers using an integrated on-site/offshore business model. This seamless on-site/offshore model combines technical and account management teams located on-site at the customer location and offshore at dedicated Cognizant development centers located in India and Ireland. Cognizant believes that this on-site/offshore model enables it to develop, deploy and maintain, on a cost-effective and timely basis, high quality, large-scale IT systems for use in a wide range of industries.

INDUSTRY BACKGROUND

     Many companies today face intense competitive pressure and rapidly changing market dynamics. In addition, the evolution of technology and the commercialization of the Internet have contributed to the rapid change in the business environment. In response to these challenges, many companies are focused on improving productivity, increasing service levels, lowering costs and accelerating delivery times. In order to achieve these goals, companies are implementing a broad range of technologies, such as:

     - e-business and e-commerce applications;

     - data warehousing;

     - customer and supply chain management; and

     - middleware/enterprise application integration.

     These technologies facilitate faster, more responsive, lower-cost business operations. However, their development, integration and on-going maintenance present major challenges and require a large number of highly skilled professionals trained in many diverse technologies. In addition, companies also require additional technical resources to maintain, enhance and re-engineer their core legacy IT systems and to address application maintenance projects. Increasingly, companies are relying on custom IT solutions providers, such as Cognizant, to provide these services.

     In order to respond effectively to a changing and challenging business environment, IT departments of many companies have focused increasingly on improving returns on IT investments, lowering costs and accelerating the delivery of new systems and solutions. To accomplish these objectives, many IT departments have shifted all or a portion of their IT development, integration and maintenance requirements to outside service providers. This outsourcing enables companies to eliminate or reduce the large in-house IT staffs otherwise required to evaluate, implement and manage IT initiatives, thereby reducing the present and future investments required to maintain and continually train a technical staff. In order to achieve greater cost savings and to increase delivery times, companies are increasingly turning to IT services providers operating with on-site/offshore business models.

     Global demand for high quality, lower cost IT services from outside providers has created a significant opportunity for IT service providers which can successfully leverage the benefits of, and address the challenges in using, an offshore talent pool. The effective use of offshore personnel can offer a variety of benefits, including lower costs, faster delivery of new IT solutions and more flexible scheduling. Certain developing countries, particularly India, have a large talent pool of highly qualified technical professionals that can provide high quality IT services at a lower

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cost. India is a leader in IT services and is regarded as having one of the largest pools of IT talent in the world. Historically, IT service providers have used offshore labor pools primarily to supplement the internal staffing needs of customers. However, evolving customer demands have led to the increasing acceptance and use of offshore resources for higher value-added services. These services include application design, development, integration and maintenance. India's services and software exports have grown from $5.2 billion for the fiscal year ended March 31, 2001 to $6.0 billion for the fiscal year ended March 31, 2002, as estimated by the National Association of Software and Services Companies (NASSCOM) in India (converted from rupees to U.S. dollars at the respective year-end noon-buying rates announced by the New York Federal Reserve
Bank). This represents a 15% growth over the period. NASSCOM has projected India's services and software exports to grow at a rate of approximately 22% for fiscal year 2002-03.

     Using an offshore workforce to provide value-added services presents a number of challenges to IT service providers. The offshore implementation of value-added IT services requires that IT service providers continually and effectively attract, train and retain highly skilled software development professionals with the advanced technical skills necessary to keep pace with continuing changes in information technology, evolving industry standards and changing customer preferences. These skills are necessary to design, develop and deploy high-quality technology solutions in a cost-effective and timely manner. In addition, IT service providers must have the methodologies, processes and communications capabilities to enable offshore workforces to be successfully integrated with on-site personnel. Service providers must also have strong research and development capabilities, technology competency centers and relationship management skills in order to compete effectively.

THE COGNIZANT SOLUTION

     Cognizant believes that it has developed an effective integrated on-site/offshore business model, and that this business model will be a critical element of Cognizant's continued growth. To support this business model, at December 31, 2002, Cognizant employed over 3,900 programmers in India and over 5,400 globally. Cognizant has also established facilities, technology and communications infrastructure in order to support its business model. By basing certain technical operations in India, Cognizant has access to a large pool of skilled, English-speaking IT professionals. These IT professionals provide high quality services to Cognizant's customers at costs significantly lower than services sourced exclusively in developed countries. Cognizant's strengths, which Cognizant believes differentiate it from other IT service providers, include the following:

  ESTABLISHED AND SCALABLE PROPRIETARY PROCESSES.

     Cognizant has developed proprietary methodologies for integrating on-site and offshore teams to facilitate cost-effective, on-time delivery of high-quality projects. These methodologies comprise Cognizant's proprietary Q*VIEW software engineering process, which is available to all on-site and offshore programmers. Cognizant uses this ISO 9000 certified process to define and implement projects from the design, development and deployment stages through to on-going application maintenance. For most projects, Q*VIEW is used as part of an initial assessment that allows Cognizant to define the scope and risks of the project and subdivide the project into smaller phases with frequent deliverables and feedback from customers. Cognizant also uses its Q*VIEW process to detect, mitigate and correct possible quality defects and to establish appropriate contingencies for each project. In order to ensure implementation of the quality process, Cognizant assigns a quality facilitator to each project who reports to a centralized quality assurance and software engineering group. This group performs, on a sample basis, quality audits, deliverables verifications, metrics collection and analysis, which are used to improve processes and methodologies. These processes and methodologies have proven to be scalable, as Cognizant has significantly increased the number of offshore development centers,

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customers and projects. In addition, all of Cognizant's principal development centers have been assessed by KPMG at Level 5 (the highest possible rating) of the Capability Maturity Model of the Software Engineering Institute at Carnegie Mellon University, which is a widely recognized means of measuring the quality and maturity of an organization's software development and maintenance processes.

  HIGHLY SKILLED WORKFORCE.

     Cognizant's managers and senior technical personnel provide in-depth project management expertise to customers. To maintain this level of expertise, Cognizant has placed significant emphasis on recruiting and training its workforce of highly skilled professionals. Cognizant has over 350 project managers and senior technical personnel around the world, many of whom have significant work experience in the United States and Europe. Cognizant also maintains programs and personnel to hire and train the best available technical professionals in both legacy systems and emerging technologies. Cognizant provides five months of combined classroom and on-the-job training to newly hired programmers, as well as additional annual training programs designed to enhance the business practices, tools, technology and consulting skills of Cognizant's professional staff. Cognizant was recently assessed at Level 5 of the People Capability Maturity Model (P-CMM) version 2.0.

  RESEARCH AND DEVELOPMENT AND COMPETENCY CENTERS.

     Cognizant has project experience and expertise across multiple architectures and technologies, and makes significant investments in its competency centers and in research and development to keep abreast of the latest technology developments. Most of Cognizant's programmers are trained in multiple technologies and architectures. As a result, Cognizant is able to react to customers' needs quickly and efficiently redeploy programmers to different technologies. In order to develop and maintain this flexibility, Cognizant has made a substantial investment in its competency centers where the experience gained from particular projects and research and development efforts is leveraged across the entire company. In addition, through its investment in research and development activities and the continuing education of its technical personnel, Cognizant enlarges its knowledge base and develops the necessary skills to keep pace with emerging technologies. Cognizant believes that its ability to work in new technologies allows it to foster long-term relationships by having the capacity to continually address the needs of both existing and new customers.

  WELL-DEVELOPED INFRASTRUCTURE.

     Cognizant's extensive facilities, technology and communications infrastructure facilitate the seamless integration of its on-site and offshore workforces. This is accomplished by permitting team members in different locations to access common project information and to work directly on customer projects. This infrastructure allows for:

     - rapid completion of projects;

     - highest level of quality;

     - off-peak use of customers' technological resources; and

     - real-time access to project information by the on-site account manager or the customer.

     International time differences enable Cognizant's offshore teams located in India to access a customer's computing facilities located in the United States and Europe during off-peak hours. This ability to perform services during off-peak hours enables Cognizant to complete projects more rapidly and does not require Cognizant's customers to invest in duplicative hardware and software. In addition, for large projects with short time frames, Cognizant's offshore facilities allow for parallel processing of various development phases to accelerate delivery time. In
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addition, Cognizant can deliver services more rapidly than some competitors without an offshore labor pool because Cognizant's lower labor costs enable it to cost-effectively assign more professionals to a project.

BUSINESS STRATEGIES

     Cognizant's objectives are to maximize stockholder value and enhance Cognizant's position as a leading provider of custom IT design, development, integration and maintenance services. Cognizant implements the following core strategies to achieve these objectives:

  FURTHER DEVELOP LONG-TERM CUSTOMER RELATIONSHIPS.

     Cognizant has strong long-term strategic relationships with its customers and business partners. Cognizant seeks to establish long-term relationships that present recurring revenue opportunities, frequently trying to establish relationships with its customers' chief information officers, or other IT decision makers, by offering a wide array of cost-effective high quality services. Over 80% of Cognizant's revenues in the nine months ended September 30, 2002 were derived from customers who had been using Cognizant's services for one year or more. Cognizant also seeks to leverage its experience with a customer's IT systems into new business opportunities. Knowledge of a customer's IT systems gained during the performance of application maintenance services, for example, may provide Cognizant with a competitive advantage in securing additional development and maintenance projects from that customer.

  EXPAND SERVICE OFFERINGS AND SOLUTIONS.

     Cognizant has several teams dedicated to developing new, high value services. These teams collaborate with customers to develop these services. For example, Cognizant is currently developing new solutions for IT systems portfolio analysis, program management, technology architecture and strategy, systems testing, legacy restoration and digital security and forensics. In addition, Cognizant invests in internal research and development and promotes knowledge building and sharing across the organization in order to promote the development of new solutions that it can offer to customers. Furthermore, Cognizant continues to enhance its capabilities and service offerings in the areas of Customer Relationship Management, or CRM, and Enterprise Resource Planning, or ERP. Cognizant believes that the continued expansion of its service offerings will reduce its reliance on any one technology initiative and will help foster long-term relationships with customers by allowing Cognizant to serve the needs of its customers better.

  ENHANCE PROCESSES, METHODOLOGIES AND PRODUCTIVITY TOOLSETS.

     Cognizant is committed to improving and enhancing its proprietary Q*VIEW software engineering process and other methodologies and toolsets. In light of the rapid evolution of technology, Cognizant believes that continued investment in research and development is critical to its continued success. Cognizant is constantly designing and developing additional productivity software tools to automate testing processes and improve project estimation and risk assessment techniques. In addition, Cognizant uses groupware technology to share project experience and best practice methodologies across the organization with the objective of improving productivity.

  EXPAND DOMESTIC AND INTERNATIONAL GEOGRAPHIC PRESENCE.

     As Cognizant expands its customer base, it plans to open additional sales and marketing offices in the United States and internationally. It is expected that this expansion will facilitate sales and service to existing and new customers. Cognizant has established sales and marketing offices in Atlanta, Chicago, Dallas, Minneapolis, Los Angeles, San Francisco and in Teaneck,

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New Jersey. In addition, Cognizant has been pursuing market opportunities in
Europe through its London office, which was established in the beginning of 1998, and its recently acquired development center in Limerick, Ireland.

  PURSUE SELECTIVE STRATEGIC ACQUISITIONS, JOINT VENTURES AND STRATEGIC
ALLIANCES.

     Cognizant believes that opportunities exist in the fragmented IT services market to expand its business through selective strategic acquisitions, joint ventures and strategic alliances. Cognizant believes that acquisition and joint venture candidates may enable it to expand its geographic presence and its capabilities more rapidly, especially in the European market, as well as accelerate its entry into areas of new technology. In addition, through its working relationships with independent software vendors Cognizant obtains projects using the detailed knowledge it gains in connection with a joint development process. Finally, Cognizant will strategically partner with select IT service firms that offer complementary services in order to best meet the requirements of its customers.

SERVICES

     Cognizant provides a broad range of IT services, including:

                  SERVICE                         SUMMARY DESCRIPTION OF SERVICE OFFERINGS
                  -------                         ----------------------------------------
Application Design, Development, Integration    Define customer requirements, write
  and Re-engineering                            specifications and design, develop, test and
                                                integrate software across multiple platforms
                                                including Internet technologies. Modify and
                                                test applications to enable systems to
                                                function in new operating environments.
Application Maintenance                         Support some or all of a customer's
                                                applications ensuring that systems remain
                                                operational and responsive to changing user
                                                requirements, and to provide on-going
                                                enhancement as required by the customer.

     Cognizant uses its Q*VIEW software engineering process, its on-site and offshore business model and well-developed technology and communications infrastructure to deliver these services.

 APPLICATION DEVELOPMENT, INTEGRATION AND RE-ENGINEERING SERVICES.

     Cognizant follows either of two alternative approaches to application development and integration:

     - full life-cycle application development, in which Cognizant assumes start-to-finish responsibility for analysis, design, implementation, testing and integration of systems; or

     - cooperative development, in which Cognizant employees work with a customer's in-house IT personnel to jointly analyze, design, implement, test and integrate new systems.

     In both cases, Cognizant's on-site team members work closely with the end-users of the application to define requirements and develop specifications. Detailed design, implementation and testing are generally performed offshore at Cognizant's ten IT development centers located in India, as well its development center in Limerick, Ireland. In addition, Cognizant maintains an on-site presence at each customer location in order to address evolving customer needs and resulting changes to the project.

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

     A key part of Cognizant's application development and integration offering is a suite of services to help organizations build and integrate business applications with the rest of their operations. In this suite of services, Cognizant leverages its skills in business application development and enterprise application integration to build sophisticated business applications and to integrate these new applications and websites with client server and legacy systems. Cognizant builds and deploys robust, scalable and extensible architectures for use in a wide range of industries. Cognizant maintains competency centers specializing in Microsoft, IBM and Sun, among others, in order to be able to provide application development and integration services to a broad spectrum of customers.

     Cognizant's re-engineering service offerings assist customers migrating from systems based on legacy computing environments to newer, open systems-based platforms and client/server architectures, often in response to the more stringent demands of business. Cognizant's re-engineering tools automate many of the processes required to implement advanced client/server technologies. Cognizant believes that this automation substantially reduces the time and cost to perform re-engineering services, savings that benefit both Cognizant and its customers. These tools also enable Cognizant to perform source code analysis and to re-design target databases and convert certain programming languages. If necessary, Cognizant's programmers also help customers re-design and convert user interfaces.

 APPLICATION MAINTENANCE SERVICES.

     Cognizant provides services to help ensure that a customer's core operational systems are free of defects and responsive to the customer's changing needs. As part of this process, Cognizant is often able to introduce product and process enhancements and improve service levels to customers requesting modifications and on-going support.

     Cognizant's on-site/offshore business model enables Cognizant to provide a range of rapid response and cost-effective support services to its customers. Cognizant's on-site team members often provide help-desk services at the customer's facility. These team members typically carry pagers in the event of an emergency service request and are available to quickly resolve customer problems from remote locations. In the case of more complex maintenance services, including modifications, enhancements and documentation, which typically have longer turnaround times, Cognizant takes full advantage of its off-shore resources to develop solutions more cost-effectively than would be possible relying on higher cost local professionals. The services provided by Cognizant's offshore team members are delivered to customers using satellite and fiber-optic telecommunications.

     As part of Cognizant's application maintenance services, it assists customers in renovating their core systems to meet the requirements imposed by new regulations, new standards or other external events. These services include, or have previously included, Year 2000 compliance, Eurocurrency compliance, decimalization within the securities industry and compliance with the Health Insurance Portability and Accountability Act for the healthcare industry. Cognizant seeks to anticipate the operational environment of customer's IT systems as it designs and develops such systems. Cognizant also offers diagnostic services to customers to assist them in identifying shortcomings in their IT systems and then optimizing the performance of their systems.

SALES AND MARKETING

     Cognizant markets and sells its services directly through its professional staff, senior management and direct sales personnel operating out of its Teaneck, New Jersey headquarters and its business development offices in Atlanta, Chicago, Dallas, Minneapolis, Los Angeles, San Francisco and London. Cognizant manages its business and results of operations on a geographic basis. At September 30, 2002, Cognizant had approximately 20 direct sales persons and 65 account managers. The sales and marketing group works with Cognizant's technical team as the sales process moves closer to the customer's selection of an IT service provider. The duration of the sales process varies depending on the type of service, ranging from approximately two months to over one year. The account manager or sales executive works with the technical team to:

     - define the scope, deliverables, assumptions and execution strategies for a proposed project;

     - develop project estimates;

     - prepare pricing and margin analyses; and

     - finalize sales proposals.

     Management reviews and approves proposals, which are then presented to the prospective customer. Cognizant sales and account management personnel remain actively involved in the project through the execution phase.

     Cognizant focuses its marketing efforts on businesses with intensive information processing needs. Cognizant maintains a prospect/customer database that is continuously updated and used throughout the sales cycle from prospect qualification to close. As a result of this marketing system, Cognizant pre-qualifies sales opportunities, and direct sales representatives are able to minimize the time spent on prospect qualification.

     In addition, substantial emphasis is placed on customer retention and expansion of services provided to existing customers. In this regard, Cognizant's account managers play an important marketing role by leveraging their ongoing relationship with the customer to identify opportunities to expand and diversify the type of services provided to that customer.

CUSTOMERS

     The number of customers served by Cognizant has increased significantly in recent years. In 1999 Cognizant provided services to 57 customers whereas during the first nine months of 2002, Cognizant provided services to 108 customers.

     Cognizant's customers include:

ADP, Incorporated                           IMS Health
Brinker International, Incorporated         Metropolitan Life Insurance Company
CCC Information Services Incorporated       Nielsen Media Research, Incorporated
Computer Sciences Corporation               PNC Bank
The Dun & Bradstreet Corporation            Royal & SunAlliance USA
First Data Corporation

     For the nine months ended September 30, 2002, Cognizant derived its revenues from the following industries: 35% from financial related services, 24% from healthcare services, 20% from retail, manufacturing and logistics and 14% from information services. The remaining portions of Cognizant's revenues were derived from strategic alliances and other sources. Cognizant dedicates a number of its employees to each of the major industries it services to better serve its customers.

     Cognizant provides services either on a time-and-material basis or on the basis of an agreed fixed bid. The volume of work performed for specific customers is likely to vary from year to year, and a significant customer in one year may not use Cognizant's services in a subsequent year. In 1999, IMS Health and First Data Corporation each accounted for more than 10% of revenue. In 2000 and 2001, IMS Health accounted for more than 10% of revenue. In the first nine months of 2002, IMS Health accounted for approximately 10% of revenue.

     Presented in the table below is additional information about Cognizant's customers.

                                                                         NINE MONTHS
                                                    YEAR ENDED              ENDED
                                                   DECEMBER 31,         SEPTEMBER 30,
                                                ------------------      -------------
                                                1999   2000   2001          2002
                                                ----   ----   ----          ----
Percent of revenues from top five customers...   57%    40%    35%           39%
Percent of revenues from top ten customers....   75%    59%    53%           55%
Percent of revenues from IMS Health and
  current subsidiaries........................   17%    10%    11%           10%
Application development services as a percent
  of revenues.................................   32%    46%    43%           43%
Application maintenance services as a percent
  of revenues.................................   44%    47%    52%           57%
Fixed bid contracts as a percent of
  revenues....................................   15%    15%    24%           26%

COMPETITION

     The intensely competitive IT services market includes a large number of participants and is subject to rapid change. This market includes participants from a variety of market segments, including:

     - systems integration firms;

     - contract programming companies;

     - application software companies;

     - Internet solutions providers;

     - the professional services groups of computer equipment companies; and

     - facilities management and outsourcing companies.

     Cognizant's most direct competitors include, among others, WIPRO Ltd. and Infosys Technologies Limited, which utilize an integrated on-site/offshore business model comparable to that used by Cognizant. Cognizant also competes with large IT service providers with greater resources, such as Accenture Ltd., Electronic Data Systems Corporation and IBM Global Services, who have announced their intentions to develop more offshore capabilities to lower their cost structure. In addition, Cognizant competes with numerous smaller local companies in the various geographic markets in which Cognizant operates.

     Many of Cognizant's competitors have significantly greater financial, technical and marketing resources and greater name recognition than does Cognizant. The principal competitive factors affecting the markets for Cognizant's services include:

     - performance and reliability;

     - quality of technical support, training and services;

     - responsiveness to customer needs;

     - reputation, experience and financial stability; and

     - competitive pricing of services.

     Cognizant relies on the following to compete effectively:

     - a well developed recruiting, training and retention model;

     - a successful service delivery model;

     - a broad referral base;

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

     - continual investment in process improvement and knowledge capture;

     - investment in research and development; and

     - continued focus on responsiveness to customer needs, quality of services, competitive prices, project management capabilities and technical expertise.

HISTORY

     Cognizant Technology Solutions Corporation began its IT development and maintenance services business in early 1994, initially acting as an in-house technology development center for The Dun & Bradstreet Corporation and its operating units. In 1996, Cognizant Technology Solutions Corporation, along with certain other entities, was spun-off from The Dun & Bradstreet Corporation to form a new company, Cognizant Corporation. On June 24, 1998, Cognizant Technology Solutions Corporation completed its initial public offering. On June 30, 1998, a majority interest in Cognizant Technology Solutions Corporation and certain other entities were spun-off from Cognizant Corporation to form IMS Health Incorporated. Subsequently, Cognizant Corporation was renamed Nielsen Media Research, Incorporated. At September 30, 2002, IMS Health owned approximately 56% of Cognizant Technology Solution Corporation's outstanding stock and held approximately 93% of the combined voting power of Cognizant Technology Solution Corporation's common stock. For the nine months ended September 30, 2002, Cognizant Technology Solution Corporation derived 10% of its revenues from IMS Health, 14% of its revenues from other companies formerly affiliated with The Dun & Bradstreet Corporation, and 76% of its revenues from companies never affiliated with The Dun & Bradstreet Corporation.

INTELLECTUAL PROPERTY

     Cognizant's intellectual property rights are important to its business. Cognizant presently holds no patents or registered copyrights. Instead, Cognizant relies on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect its intellectual property. Cognizant requires its employees, independent contractors, vendors and customers to enter into written confidentiality agreements upon the commencement of their relationships with Cognizant. These agreements generally provide that any confidential or proprietary information developed by Cognizant or on its behalf be kept confidential. In addition, when Cognizant discloses that any confidential or proprietary information to third parties, it routinely requires those third parties to agree in writing to keep that information confidential.

     A portion of Cognizant's business involves the development for customers of software applications and other technology deliverables. This intellectual property includes written specifications and documentation in connection with specific customer engagements. Cognizant's customers usually own the intellectual property in the software Cognizant develops for them.

     Pursuant to a license agreement with IMS Health, all rights to the "Cognizant" name and certain related trade and service marks were transferred to Cognizant in July 1998. As of September 30, 2002, Cognizant held three trademarks in the United States and four trademark applications pending in India.

EMPLOYEES

     At December 31, 2002, Cognizant employed approximately 1,425 persons on a full-time basis in its North American headquarters and satellite offices and on-site North American customer locations. Cognizant also employed approximately 240 persons on a full-time basis in its European satellite offices and on-site European customer locations and approximately 4,500 persons on a full-time basis in its offshore IT development centers in India. None of Cognizant's employees are subject to a collective bargaining arrangement. Cognizant considers its relations with its employees to be good.

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

     Cognizant's future success depends to a significant extent on its ability to attract, train and retain highly skilled IT development professionals. In particular, Cognizant needs to attract, train and retain project managers, programmers and other senior technical personnel. Cognizant believes there is a shortage of, and significant competition for, IT development professionals in the United States and in India with the advanced technological skills necessary to perform the services Cognizant offers. Cognizant has an active recruitment program in India, and has developed a recruiting system and database that facilitates the rapid identification of skilled candidates. During the course of the year, Cognizant conducts extensive recruiting efforts at premier colleges and technical schools in India. Cognizant evaluates candidates based on academic performance, the results of a written aptitude test measuring problem-solving skills and a technical interview. In addition, Cognizant has an active lateral recruiting program. A substantial majority of the personnel on most on-site teams and virtually all the personnel staffed on offshore teams is comprised of Indian nationals.

     Cognizant's senior project managers are hired from leading consulting firms in the United States and India. Cognizant's senior management and most of its project managers have experience working in the United States and Europe. This enhances Cognizant's ability to attract and retain other professionals with experience in the United States.

     Cognizant has also adopted a career and education management program to define its employees' objectives and career plans. Cognizant has implemented an intensive orientation and training program to introduce new employees to the Q*VIEW software engineering process and Cognizant's services.

PROPERTIES

     Cognizant has recently completed construction of two fully-owned state-of-the-art development centers containing approximately 250,000 sq. ft. of space in the Indian cities of Calcutta and Pune, and expects construction of a third state-of-the-art development center in Chennai, India containing approximately 370,000 sq. ft. to be completed in 2003. Each of these development centers will contain up-to-date technology infrastructure and communications capabilities. These three facilities will be able to accommodate approximately 6,000 employees in total. Cognizant believes that these new facilities will provide Cognizant with an advantage in recruiting new employees and in retaining customers.

     Cognizant operates out of its Teaneck, New Jersey headquarters and its regional and international offices. Cognizant believes that its current facilities are adequate to support its existing operations. Cognizant also believes that it will be able to obtain suitable additional facilities on commercially reasonable terms on an "as needed" basis.

     Set forth below is a table summarizing the principal properties used in Cognizant's business as of September 30, 2002:

                           APPROXIMATE
                              AREA
        LOCATION          (IN SQ. FEET)               USE                           NATURE OF OCCUPANCY
        --------          -------------               ---                           -------------------
Bangalore, India........      25,850      IT Development Facility      Multiple leases expiring 4/30/05 -- 6/30/06
                                                                       with renewal options
Bangalore, India........      35,475      IT Development Facility      Lease expiring 10/31/05 with renewal option
Chennai, India..........      84,900      IT Development Facility      Lease expiring 6/30/03 -- 2/29/04 with
                                                                       renewal options
Chennai, India..........      15,500      IT Development Facility      Multiple leases expiring 1/31/06 -- 4/30/06
                                                                       with renewal options
Chennai, India..........      43,350      IT Development Facility      Multiple leases expiring 8/31/04 -- 12/31/06
                                                                       with renewal options
Chennai, India..........      35,100      IT Development Facility      Multiple leases expiring 4/30/06 with renewal
                                                                       options
Chennai, India..........      33,700      IT Development Facility      Lease expiring 12/15/06 with renewal options
Calcutta, India.........     129,600      IT Development Facility      Owned Facility
Calcutta, India.........      13,900      IT Development Facility      Lease expiring 10/6/07 with a renewal option
Calcutta, India.........      10,900      IT Development Facility      Lease expiring 6/14/06 with a renewal option
Calcutta, India.........       9,300      IT Development Facility      Lease expiring 11/30/03
Calcutta, India.........       4,000      IT Development Facility      Multiple leases expiring 1/15/03 -- 4/30/05
                                                                       with renewal options
Hyderabad, India........      25,080      IT Development Facility      Multiple leases expiring 1/17/03 -- 10/19/08
                                                                       with renewal options
Pune, India.............     172,800      IT Development Facility      Owned Facility
Teaneck, New Jersey.....      24,745      Executive and Business       Multiple leases expiring 9/30/05 -- 12/31/10
                                          Development Office
Atlanta, Georgia........       1,000      Business Development Office  Lease expiring 9/14/03
Chicago, Illinois.......       5,100      Business Development Office  Lease expiring 7/31/05
Dallas, Texas...........         800      Business Development Office  Lease expiring 3/31/03
Los Angeles,                   1,000      Business Development Office  Lease expiring 5/31/03
  California............
Minneapolis, Minnesota..         800      Business Development Office  Lease expiring 6/30/03
Phoenix, Arizona........      15,950      Development Facility         Lease expiring 01/22/03
San Ramon, California...       5,700      Business Development Office  Multiple leases expiring 10/15/06
Frankfurt, Germany......         200      Business Development Office  Lease expiring 3/31/03
London, England.........       2,080      Business Development Office  Lease expiring 9/28/04
Limerick, Ireland.......      10,500      IT Development Facility      Multiple leases expiring 1/19/25 -- 6/1/35

LEGAL PROCEEDINGS

     Cognizant is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of Cognizant's management, the outcome of these claims and legal actions, if decided adversely, is not expected to have a material adverse effect on its quarterly or annual operating results, cash flows or consolidated financial position.

MANAGEMENT OF COGNIZANT

     Board of Directors

     The current members of Cognizant's Board of Directors are Wijeyaraj Mahadeva, chairman; Nancy E. Cooper; Robert W. Howe; John E. Klein; Venetia Kontogouris; David M. Thomas; Robert E. Weissman and Thomas M. Wendel.

     Effective upon the completion of the exchange offer, we expect certain of the directors nominated by IMS Health, including Nancy E. Cooper and David M. Thomas, will resign.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The shares of Cognizant class B common stock that we distribute in the exchange offer will be freely transferable, other than shares received by persons who may be deemed to be "affiliates" of Cognizant under the Securities Act of 1933, as amended (the "Securities Act"). Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Cognizant. The directors and principal executive officers of Cognizant are affiliates of Cognizant. Significant stockholders of Cognizant may also be affiliates. Affiliates of Cognizant may sell their shares of Cognizant common stock only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, if any, such as the exemption afforded by Rule 144 under the Securities Act. Shares of the Cognizant class B common stock will convert automatically into shares of Cognizant class A common stock when they are first transferred after the exchange offer.

     If we would otherwise continue to own Cognizant class B common stock after completion of the exchange offer, we currently plan to either distribute them to our stockholders or convert them into shares of Cognizant's class A common stock prior to completion of the exchange offer and distribute them to our stockholders or hold them for some period before we sell them in one or more transactions. The timing of those sales could depend on market conditions and other factors, but we expect that we would hold any such shares for no more than three years. We will vote those shares in proportion to the votes cast by all other holders of Cognizant common stock. If the minimum amount of IMS shares are exchanged and we do not otherwise distribute Cognizant shares to our stockholders, we will hold 2,824,300 shares of Cognizant class A common stock immediately following the completion of the exchange offer (representing 13.8% of the outstanding Cognizant common stock).

                   DESCRIPTION OF CAPITAL STOCK OF COGNIZANT

     The following is a summary of the material terms of Cognizant's capital stock. For a complete description, refer to the Delaware General Corporation Law, and to Cognizant's amended and restated certificate of incorporation and bylaws, each as will be in effect following consummation of the exchange offer. Cognizant has filed its amended and restated certificate of incorporation and bylaws, each as will be in effect following consummation of the exchange offer, as exhibits to the registration statement of which this offering circular-prospectus forms a part.

     Cognizant's authorized capital stock consists of 140,000,000 shares consisting of (i) 100,000,000 shares of class A common stock, par value $.01 per share, (ii) 25,000,000 shares of class B common stock, par value $.01 per share, and (iii) 15,000,000 shares of preferred stock, par value $.10 per share. As of September 30, 2002, Cognizant had issued and outstanding 8,744,650 shares of class A common stock and 11,290,900 shares of class B common stock and had granted options to purchase 3,868,858 shares of class A common stock at a weighted average exercise price of $26.05 per share. No shares of preferred stock have been designated or issued.

COMMON STOCK

     The holders of Cognizant class A common stock and class B common stock generally have identical rights except that holders of Cognizant class A common stock are entitled to one vote per share while holders of Cognizant class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. The holders of common stock are not entitled to cumulative voting rights. Generally, all matters to be voted on by stockholders, including the election of directors, must be approved by a majority of the votes cast by shares of Cognizant class A common stock and class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Following completion of the exchange offer, directors will be elected by a plurality of the votes cast. A majority vote of the affected class, voting separately, is also necessary for amendments to the certificate of incorporation that would adversely affect the rights of that class of common stock. In the event of a voluntary or involuntary liquidation, dissolution or winding up of Cognizant, the holders of shares of common stock would be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights owing to holders of shares of preferred stock then outstanding, if any. Holders of the shares of common stock have no preemptive rights, and the shares of common stock are not subject to further calls or assessment by Cognizant.

     Holders of Cognizant class A common stock and class B common stock will receive dividends in an equal amount per share in the event any dividend is declared by the Cognizant Board of Directors. Dividends on the common stock of each class are subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Cognizant class A common stock and class B common stock may be paid only as follows: (i) shares of Cognizant class A common stock may be paid only to holders of Cognizant class A common stock and shares of Cognizant class B common stock may be paid only to holders of Cognizant class B common stock and (ii) shares shall be paid proportionally with respect to each outstanding share of Cognizant class A common stock and class B common stock.

CONVERSION OF CLASS B COMMON STOCK

     Shares of Cognizant class B common stock will automatically convert into an equal number of shares of class A common stock at certain times after the exchange offer. The Cognizant class A common stock received by stockholders upon conversion will be listed for quotation on the Nasdaq National Market and will be freely transferable, subject to generally applicable restrictions on sales by "affiliates" of Cognizant under the Securities Act. The Cognizant class A common stock will have only one vote per share. See "Risk Factors -- The special voting rights associated with Cognizant class B common stock may cease at any time" and "Risk Factors -- Special voting rights associated with Cognizant class B common stock will not be transferable" on page 19.

     At all times after the exchange offer Cognizant will reserve and keep available, out of its authorized but unissued common stock, the number of shares of Cognizant class A common stock as would become issuable upon the conversion of all shares of Cognizant class B common stock then outstanding. Cognizant will not reissue or resell any shares of Cognizant class B common stock that have been converted.

  CONVERSION OF CLASS B COMMON STOCK UPON TRANSFER BY HOLDERS

     Each share of Cognizant class B common stock will convert automatically into one share of Cognizant class A common stock when it is first transferred after the exchange offer.

  AUTOMATIC CONVERSION OF CLASS B COMMON STOCK

     All outstanding shares of class B common stock will convert automatically into an equal number of shares of class A common stock on the fifth anniversary of the closing of the exchange offer or earlier if, at any time the number of outstanding shares of class B common stock cease to represent at least 35% of the aggregate number of outstanding shares of Cognizant common stock.

     Cognizant will provide notice of any automatic conversion of all shares of class B common stock to holders of record prior to or as soon as practicable after the conversion. Immediately upon conversion, the rights of the holders of class B common stock as such shall cease and such holders shall be treated for all purposes as having become the owners of an equal number of shares of class A common stock issuable upon such conversion. Dividends declared but unpaid at the time of conversion will be payable to the holders of record of the converted class B common stock.

PREFERRED STOCK

     Cognizant's certificate of incorporation authorizes the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by its Board of Directors. Accordingly, Cognizant's Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, voting or other rights that could adversely affect the voting power or other rights of the holders of Cognizant common stock. Pursuant to the Intercompany Agreement, IMS Health's consent would be required to issue any preferred stock prior to the completion of the exchange offer. In the event preferred stock is issued, it could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Cognizant. No shares of preferred stock are issued or outstanding and Cognizant has no present plans to issue any shares of preferred stock. However, Cognizant expects to designate a new series of preferred stock in connection with the stockholders' rights plan which is described below and which is expected to be adopted by Cognizant's board of directors in connection with the consummation of the exchange offer.

CERTAIN PROVISIONS OF DELAWARE LAW

     Under Section 203 of the DGCL, a corporation is generally restricted from engaging in a business combination with an interested stockholder for a three-year period following the time the stockholder became an interested stockholder. An interested stockholder is defined as a stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within the prior three-year period did own, 15% or more in voting power of the corporation's outstanding voting stock. This restriction applies unless,

     - prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon completion of the transaction which resulted in the stockholder becoming an interested stockholder; or

     - at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting, and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

     A business combination generally includes:

     - mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

     - transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries, subject to certain exceptions;

     - transactions having the effect of increasing the proportionate share of the interested stockholder in the capital stock of the corporation or its subsidiaries, subject to certain exceptions; and

     - other transactions resulting in a disproportionate financial benefit to an interested stockholder.

     This makes a takeover of a company more difficult and may have the effect of diminishing the possibility of certain types of two-step acquisitions of a company or other unsolicited attempts to acquire a company. This may further have the effect of preventing changes in the Board of Directors of a company and it is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests. See "Risk Factors -- Provisions in Cognizant's charter and by-laws, the proposed adoption of a stockholders' rights plan and provisions under Delaware law may discourage unsolicited takeover proposals" on page 29.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Cognizant's certificate of incorporation and by-laws provide that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Delaware law. This limitation of liability does not affect the availability of injunctive relief or other equitable remedies. Cognizant's by-laws provide that Cognizant will indemnify its directors and officers to the fullest extent permissible under Delaware law. These indemnification provisions require Cognizant to indemnify these persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of Cognizant or any of its affiliated enterprises. In addition, Cognizant has indemnification agreements covering its directors and executive officers providing indemnification to the fullest extent permitted by applicable law and also setting forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

AMENDMENTS TO COGNIZANT'S CERTIFICATE OF INCORPORATION

     In connection with the exchange offer, IMS Health has executed a written consent in lieu of a special stockholders meeting to approve amendments to Cognizant's certificate of incorporation that will include the provisions described below and will become effective following consummation of the exchange offer. Following completion of the exchange offer, Cognizant's certificate of incorporation and by-laws will be amended and restated to include the provisions described below. For complete information, you should read the full text of the new restated certificate of incorporation, filed with the SEC as an exhibit to the registration statement of which this offering circular-prospectus forms a part.

     Cognizant's board of directors also expects to adopt a stockholders' rights plan prior to the expiration of the exchange offer. Please refer to "Description of Capital Stock of Cognizant-- Stockholders' Rights Plan" on page 92 herein.

  EFFECTS OF THE AMENDMENTS

     The exchange offer may make it easier for a single person or group of related persons to gain control over Cognizant. Because IMS Health currently holds approximately 55% of Cognizant's outstanding common stock, constituting approximately 93% of the combined voting power of Cognizant's common stock, it is impossible at present that a person other than IMS Health would gain control of Cognizant without IMS Health's consent. Following the exchange offer, however, the new holders of Cognizant's common stock will have the ability to elect Cognizant's entire board of directors. Accordingly, a person or group of related persons could gain control of Cognizant by acquiring a majority of the outstanding common stock, or the votes represented by those shares. In addition, the control position that IMS Health has in matters voted on by Cognizant stockholders will be eliminated as a result of the exchange offer.

     Eliminating IMS Health as holder of approximately 55% of Cognizant's outstanding common stock, constituting approximately 93% of the combined voting power of Cognizant's common stock, as a result of the exchange offer will also increase Cognizant's vulnerability to an unsolicited takeover proposal. The charter amendments, together with the by-law amendments and Cognizant's anticipated stockholders' rights plan will make it more difficult for a potential acquiror of Cognizant to take advantage of Cognizant's new capital structure in acquiring Cognizant by means of a transaction that is not negotiated with Cognizant's board of directors.

  CLASSIFIED BOARD

     Cognizant's certificate of incorporation will be amended to provide for a classified board of directors, also known as a staggered board. The board of directors, other than those directors who may be elected by the holders of Cognizant's preferred stock, will be divided into three classes of directors effective as of the first annual meeting of stockholders following the completion of the exchange offer.

     Cognizant's directors will be elected to three separate classes at Cognizant's next annual meeting, as follows:

     - two "Class I Directors" will be elected at Cognizant's next annual meeting to serve for a term expiring at the first annual meeting of stockholders to be held following that meeting;

     - two "Class II Directors" will be elected at Cognizant's next annual meeting to serve for a term expiring at the second annual meeting of stockholders to be held following that meeting; and

     - two "Class III Directors" will be elected at Cognizant's next annual meeting to serve for a term expiring at the third annual meeting of stockholders to be held following that meeting.

     At each annual meeting following Cognizant's next annual meeting, only directors of the class whose term is expiring that year will be required to stand for election, and upon election each director will serve a three-year term. Any newly created directorship that results from an increase in the number of directors and any vacancy occurring in the board of directors can be filled only by a majority of the directors then in office. No change may have the effect of removing any director from office. Upon any change in the authorized number of directors, the total number of directors will be allocated as evenly as possible among the three classes, provided that the term of office may not be shortened for any incumbent director. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his or her predecessor. Any director elected to fill a newly created directorship resulting from an increase in the size of any class will have the same remaining term as the other directors of that class.

     Cognizant's certificate of incorporation will provide that directors can be removed only by the affirmative vote of at least 80% in voting power of all outstanding shares of Cognizant common stock entitled to vote generally in the election of directors. In addition, following Cognizant's next annual meeting and the implementation of the classified board of directors, directors may be removed only for cause.

  BOARD SIZE

     Cognizant's certificate of incorporation will be amended to provide that the number of Cognizant's directors will be not less than three and that the exact number of directors will be fixed from time to time by a majority of Cognizant's board of directors. The board of directors has set the number of directors at six, effective following consummation of the exchange offer.

  STOCKHOLDERS MAY NOT ACT BY WRITTEN CONSENT

     Unless otherwise provided in a company's certificate of incorporation, Delaware law permits any action required or permitted to be taken by stockholders of a company at a meeting to be taken without notice, without a meeting and without a stockholder vote if a written consent setting forth the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize the action at a meeting of stockholders at which all shares entitled to vote were present and voted. Upon consummation of the exchange offer, Cognizant's amended and restated certificate of incorporation and amended by-laws will require that stockholder action be taken only at an annual or special meeting of stockholders, and will prohibit stockholder action by written consent.

  STOCKHOLDERS MAY NOT CALL A SPECIAL MEETING

     Under Cognizant's current by-laws, a special meeting of stockholders may be called by the president of Cognizant or by Cognizant's board of directors and is required to be called by the president at the written request of a majority of the shares of common stock issued and outstanding and entitled to vote. Following consummation of the exchange offer, Cognizant's certificate of incorporation will be amended, and conforming changes will be made to Cognizant's by-laws, to prohibit stockholders from calling a special meeting, to provide that a special meeting of the stockholders may be called by the chief executive officer of Cognizant or Cognizant's board of directors, and to require that business transacted at any special meeting be limited to the purpose stated in the notice of the meeting.

  SUPERMAJORITY APPROVAL REQUIREMENTS

     Currently, in addition to approval by Cognizant's board of directors, the approval of the holders of a majority in voting power of Cognizant's outstanding shares of stock entitled to vote is required to amend any provision of Cognizant's certificate of incorporation. Delaware law permits a company to include provisions in its certificate of incorporation that require a greater vote than the vote otherwise required by law for any corporate action. Upon completion of the exchange offer, Cognizant's certificate of incorporation will be amended to require the affirmative vote of the holders of at least 80% in voting power of the outstanding shares of Cognizant entitled to vote generally in the election of directors, voting together as a single class, to amend, alter, change, add to or repeal specified provisions of Cognizant's certificate of incorporation and any provision of the by-laws. The provisions in Cognizant's certificate of incorporation affected by this amendment are:

     - the provisions concerning the classified board, the size of the board and the filling of board vacancies and newly created directorships;

     - the provision concerning the inability of Cognizant's stockholders to call special meetings;

     - the provision concerning the inability of Cognizant's stockholders to act by written consent; and

     - the provisions concerning the ability of Cognizant's stockholders to amend, alter, change, add to or repeal the foregoing provisions of the certificate of incorporation or the by-laws.

     This supermajority voting requirement may discourage or deter a person from attempting to obtain control of Cognizant by making it more difficult to amend Cognizant's by-laws, whether to eliminate provisions that have an anti-takeover effect or those that protect the interests of minority stockholders. This supermajority voting amendment permits a minority of Cognizant's shareholders to block an attempt by its stockholders to amend or repeal its by-laws.

  CONVERSION OF CLASS B COMMON STOCK TO COGNIZANT CLASS A COMMON STOCK

     Cognizant's existing certificate of incorporation provides that upon the completion of the exchange offer each share of class B common stock will automatically convert into one share of class A common stock immediately prior to the first transfer of the share. Cognizant's certificate of incorporation will be amended to specify that a transfer will be deemed to occur upon any change in the beneficial owner of the share. In addition, Cognizant's board of directors will be authorized to determine in good faith, based on information it deems appropriate, whether a transfer has occurred and whether at any time the outstanding shares of Cognizant class B common stock represent less than 35% of the economic ownership represented by the aggregate number of shares of common stock then outstanding, which would result in the automatic conversion of all outstanding shares of Cognizant class B common stock into class A common stock.

     Cognizant's class B common stock certificates that will be distributed in the exchange offer will include the following legend:

          According to the Restated Certificate of Incorporation of Cognizant Technology Solutions Corporation, the shares of Class B Common Stock represented by this certificate will be automatically converted into shares of Class A Common Stock upon any transfer of such shares of Class B Common Stock. Consequently, no purported transferee of any shares of Class B Common Stock is entitled to own or to be registered as the record holder of such shares of Class B Common Stock but instead shall be entitled to own and be registered as the record holder of a like number of shares of Class A Common Stock. Each holder of this certificate, by accepting the same, accepts and agrees to all of the foregoing.

AMENDMENTS TO COGNIZANT'S BY-LAWS

     In connection with the exchange offer, Cognizant's board of directors has also approved amendments to Cognizant's by-laws, to become effective following completion of the exchange offer. For complete information, we refer you to the full text of the form of amended and restated Cognizant by-laws, filed with the SEC as an exhibit to the registration statement of which this offering circular-prospectus forms a part.

     Cognizant's amended by-laws will require that, at any annual or special meeting of stockholders, the only nominations of persons for election to the board of directors and proposals of business to be considered will be the nominations made or proposals of business brought before the meeting:

     - pursuant to Cognizant's notice of meeting;

     - by or at the direction of the board of directors; and

     - by a stockholder of Cognizant who was a stockholder of record of Cognizant at the time of the delivery of the notice provided for in the by-laws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the by-laws.

     These amendments may preclude nominations or the conduct of business by stockholders at a particular stockholders meeting if the proper procedures are not followed, and may discourage or deter a third party from attempting to obtain control of Cognizant, even if this attempt might be viewed as beneficial to Cognizant by its stockholders.

  STOCKHOLDERS' RIGHTS PLAN

     In connection with the completion of the exchange offer, Cognizant's board of directors expects to adopt a stockholders' rights plan. The stockholders' rights plan will not require stockholder approval.

     The stockholders' rights plan is expected to provide that holders of Cognizant's outstanding class A or class B common stock will receive, in the form of a dividend, a right to purchase 1/1000 of a share of a newly created series of preferred stock, which will be the economic equivalent of one share of Cognizant's common stock. The rights would become exercisable on the earlier of:
(1) the tenth day following the public announcement that a person or group has acquired beneficial ownership of 15% or more of Cognizant's total voting power represented by the class A common stock and class B common stock or (2) the tenth business day (or such later date as may be determined by Cognizant's board of directors) following the commencement or announcement of an intention to make a tender offer or exchange offer pursuant to which a person would acquire more than 15% of Cognizant's voting power. The rights would be redeemable at a price of $.01 per right, by the vote of Cognizant's board of directors, at any time prior to the time a person acquires more than 15% of the voting power. If any person were to do so, each holder of a right (other than rights held by the acquiring person, which would become void) would receive, upon exercise of the right at the then-current exercise price, shares of Cognizant's common stock having a market value on that date of twice the exercise price of the right, commonly referred to as a "flip-in right." If the flip-in right were exercised, the acquiring person's voting and economic interest in Cognizant would be dramatically diluted by the issuance by Cognizant of large numbers of its shares of common stock to its current stockholders other than the acquiring person at a reduced price. If, after any person acquired shares of Cognizant's outstanding common stock representing more than 15% of the voting power, Cognizant were acquired in a business consolidation or 50% or more of its assets or earning power were sold, each holder of a right (other than rights held by the acquiring person, which would become void) would receive, upon exercise of the right at the then-current exercise price, shares of the acquiror having a market value on that date of twice the exercise price of the right, commonly referred to as a "flip-over right." This would cause significant dilution to the acquiror's existing shareholders.

     Any person owning in excess of 15% of Cognizant's voting power on the date of the adoption of the plan or as a result of the exchange offer would not trigger these rights so long as that person does not acquire additional shares.

LISTING

     Cognizant class A common stock is listed for quotation on the Nasdaq National Market under the trading symbol "CTSH." Cognizant class B common stock is not listed or quoted on any exchange or in the Nasdaq National Market and will not trade separately, but after the exchange will generally be freely transferable as described above.

TRANSFER AGENT AND REGISTRAR

     The transfer agent for Cognizant's common stock is American Stock Transfer & Trust Company.

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

                    COMPARISON OF RIGHTS OF STOCKHOLDERS OF
                    IMS HEALTH AND STOCKHOLDERS OF COGNIZANT

     Upon completion of the exchange offer, IMS Health stockholders who exchange their shares of IMS Health common stock for shares of Cognizant class B common stock will become stockholders of Cognizant. These holders' rights will continue to be governed by Delaware law and will be governed by Cognizant's certificate of incorporation and bylaws as amended. Because each of us and Cognizant is organized under the laws of Delaware, differences in the rights of a Cognizant stockholder from those of an IMS Health stockholder arise principally from differences in our and Cognizant's certificate of incorporation and by-laws.

     As discussed in "Description of Capital Stock of Cognizant -- Amendments to Cognizant's Certificate of Incorporation" beginning on page 88 hereof, Cognizant's certificate of incorporation and by-laws will be amended and restated following completion of the exchange offer. The following is a summary of the material differences between our and Cognizant's certificates of incorporation and by-laws, including those changes that will become effective following the completion of the exchange offer. The summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to the governing corporate instruments of IMS Health and Cognizant, in each case as will be in effect following the consummation of the exchange offer, which you should read. Copies of the governing corporate instruments of us and Cognizant to be in effect following the completion of the exchange offer have been filed with the SEC. To find out where you can get copies of these documents, see "Where You Can Find More Information."

                 IMS HEALTH                                      COGNIZANT
                 ----------                                      ---------
                                     AUTHORIZED CAPITAL
                                        Common Stock
800,000,000 shares of common stock, $.01 par    100,000,000 shares of class A common stock,
value per share, of which 281,397,726 shares    $.01 par value per share, of which 8,744,650
were issued and outstanding as of September     shares were issued and outstanding as of
30, 2002. 10,000,000 shares of series common    September 30, 2002. 25,000,000 shares of
stock, $.01 par value per share, none of        class B common stock, $.01 par value per
which were issued and outstanding as of         share, of which 11,290,900 shares were
September 30, 2002.                             issued and outstanding as of September 30,
                                                2002.
                                                Each share of class B common stock shall
                                                convert automatically into one share of
                                                class A common stock when it is first
                                                transferred after consummation of the
                                                exchange offer. All shares of class B common
                                                stock shall automatically convert into an
                                                equal number of class A common stock (i) on
                                                the fifth anniversary of this exchange offer
                                                or (ii) if at any time the outstanding
                                                shares of class B common stock cease to
                                                represent at least 35% of the aggregate
                                                number of shares of common stock then
                                                outstanding.
                                      Preferred Stock
10,000,000 shares of preferred stock, $.01      15,000,000 shares of preferred stock, $.10
par value, none of which were issued and        par value per share, none of which were
outstanding as of September 30, 2002.           issued and outstanding as of December 31,
                                                2002.

                 IMS HEALTH                                      COGNIZANT
                 ----------                                      ---------
                                           VOTING
One vote for each share of common stock held    One vote for each share of class A common
of record on all matters submitted to a vote    stock, ten votes for each share of class B
of the stockholders.                            common stock, in each case held of record on
                                                all matters submitted to a vote of the
                                                stockholders.
                                                Any amendments to the certificate of
                                                incorporation that would adversely affect
                                                the rights of either the class A or class B
                                                common stock also require a majority vote of
                                                the affected class.
                           STOCKHOLDER ACTION BY WRITTEN CONSENT
Any action required or permitted to be taken    Any action required or permitted to be taken
by the holders of IMS Health's common stock     by the holders of Cognizant's common stock
must be effected at a duly called special or    must be effected at a duly called special or
annual meeting of the stockholders and may      annual meeting of the stockholders and may
not be effected by any consent in writing of    not be effected by any consent in writing of
the stockholders.                               the stockholders.
                                     BOARD OF DIRECTORS
                                           Number
9 members currently; must always be at least    8 members currently, 6 members upon
3 directors; number of directors may be         consummation of the exchange offer; must
changed from time to time by a resolution of    always be at least 3 directors; number of
the board of directors.                         directors may be changed from time to time
                                                by a resolution of the board of directors. 2
                                                directors who are IMS Health employees will
                                                resign upon completion of the exchange
                                                offer.
                                   Election of Directors
Board of directors is classified with a         Board of directors is classified with a
three-tier structure. One-third of the          three-tier structure. One-third of the
directors are elected each year for a           directors will be elected each year for a
three-year term.                                three-year term. See "Description of Capital
                                                Stock of Cognizant -- Amendments to
                                                Cognizant's Certificate of
                                                Incorporation -- Classified Board."
                                    Removal of Directors
Directors can be removed only for cause, and    Directors can only be removed by the
only by the affirmative vote of at least 80%    affirmative vote of at least 80% in voting
in voting power of all shares entitled to       power of all shares entitled to vote in the
vote in the election of directors, voting as    election of directors, voting as a single
a single class.                                 class. In addition, following the election
                                                of the Cognizant board of directors at
                                                Cognizant's 2003 annual meeting of
                                                stockholders, directors can be removed only
                                                for cause.

                 IMS HEALTH                                      COGNIZANT
                 ----------                                      ---------
                                SPECIAL STOCKHOLDER MEETINGS
May be held upon call of the board of           May be held upon the call of the board of
directors or by the chief executive officer.    directors or by the chief executive officer.
The purpose or purposes of the proposed         The purpose or purposes of the proposed
meeting shall be included in the notice         meeting shall be included in the notice
setting forth such call.                        setting forth such call.
                                   AMENDMENTS TO CHARTER
The vote of at least 80% in voting power of     The vote of at least 80% in voting power of
all the shares entitled to vote in the          all the shares entitled to vote in the
election of directors, voting as a single       election of directors will be required to
class, is required to alter, amend or repeal    alter, amend or repeal provisions of the
provisions of the charter relating to by-law    charter relating to by- law amendments, the
amendments, the classified board of             classified board of directors, the inability
directors, the inability of the stockholders    of the stockholders to act by written
to act by written consent or to call special    consent or to call special meetings and the
meetings and this supermajority voting          supermajority voting requirement, voting as
requirement.                                    a single class.
                                   AMENDMENTS TO BY-LAWS
By-laws may be amended by the board of          By-laws may be amended by the board of
directors or holders of a majority of the       directors or by holders of at least 80% in
voting power of IMS Health, except that the     voting power of all the shares entitled to
vote of the holders of at least 80% in          vote in the election of directors, voting as
voting power of all the shares entitled to      a single class.
vote in the election of directors, voting as
a single class, shall be required to alter,
amend or repeal provisions of the by-laws
related to the ability of stockholders to
call special meetings, the ability of
stockholders to act by written consent, the
classified board of directors and the
super-majority voting requirements.

             CERTAIN RELATIONSHIPS BETWEEN IMS HEALTH AND COGNIZANT

     The following is a summary of the terms of the agreements in place between IMS Health and Cognizant. For complete information, you should read the full text of these agreements, which have been filed with the SEC as exhibits to the registration statement of which this offering circular-prospectus forms a part. To find out where you can get copies of these documents, see "Where You Can Find More Information."

EXISTING INTERCOMPANY AGREEMENTS

     In May of 1998, IMS Health's and Cognizant's predecessor entered into a number of agreements in contemplation of Cognizant's initial public offering. We have assumed rights and obligations under two of those agreements, the Intercompany Services Agreement and the Intercompany Agreement. We are also party to a Master Services Agreement with Cognizant. The material terms of these agreements are summarized below. Because Cognizant was controlled by our predecessor at the time these agreements were executed, none of these agreements resulted from arms-length negotiations and, therefore, the terms of these agreements may be more or less favorable to Cognizant than those obtainable from unaffiliated third parties.

  INTERCOMPANY SERVICES AGREEMENT

     Pursuant to the Intercompany Services Agreement, IMS Health currently provides Cognizant with certain administrative services, including payroll and payables processing and permits Cognizant to participate in IMS Health's business insurance plans. In addition, two of Cognizant's officers participate in IMS Health's employee benefit plans and four of Cognizant's officers hold IMS stock options. In the past, IMS Health provided certain other services such as tax planning and compliance, which were transitioned to Cognizant in December 2001. IMS Health and Cognizant plan to enter into an amended and restated Intercompany Services Agreement following consummation of the exchange offer, which will provide for the continued provision of payroll, payables processing and certain other administrative services for a term of up to one year and at prices to be agreed between us and Cognizant.

  INTERCOMPANY AGREEMENT

     The Intercompany Agreement provides us with certain rights until we and our affiliates cease to control at least 50% of the combined voting power of the outstanding voting stock of Cognizant, including the right to approve certain corporate decisions of Cognizant. These rights will terminate upon the consummation of the exchange offer.

     We also have the right under the Intercompany Agreement to require Cognizant to file a registration statement in connection with subsequent dispositions by us from time to time of our Cognizant shares. We have the right to request up to two registrations of this type in each calendar year, but not more than six in any five-year period. Cognizant may postpone such a demand under certain circumstances for up to 90 days. In addition, if Cognizant files a registration statement on its own behalf or on behalf of another stockholder in respect of Cognizant common stock, we will have the right to include shares of common stock held by us, subject to certain limitations. The Intercompany Agreement provides that Cognizant will pay all costs and expenses in connection with each such registration, except underwriting discounts and commissions applicable to the shares of common stock sold by us. The Intercompany Agreement contains customary terms and provisions with respect to, among other things, registration procedures and indemnification obligations. We delivered a request for registration of our Cognizant shares to Cognizant in connection with the exchange offer on November 14, 2002. Our registration rights will survive the consummation of the exchange offer and, if we hold common stock of Cognizant after the exchange offer, we may rely on our registration rights from time to time to dispose of any Cognizant class B common stock not exchanged and converted by us into Cognizant class A common stock as described in the section of this document entitled "Questions and Answers About the Exchange Offer."

     The Intercompany Agreement also contains mutual promises by us and Cognizant concerning indemnification for liabilities relating to our respective businesses. We have agreed to indemnify Cognizant and its subsidiaries, officers, directors, employees and agents against certain liabilities relating to the conduct of our business; and Cognizant has agreed to indemnify us and our subsidiaries, officers, directors, employees and agents against certain liabilities relating to the conduct of Cognizant's business. The indemnification provisions of the Intercompany Agreement also will survive the consummation of the exchange offer.

  MASTER SERVICES AGREEMENT

     Cognizant and IMS Health have entered into a Master Services Agreement pursuant to which Cognizant provides software development and maintenance services to IMS Health. The software development and maintenance services are provided to IMS Health on terms that are comparable to those provided to unrelated third parties. Cognizant also provides similar services on comparable terms to other former affiliates of ours and Cognizant including Dun & Bradstreet Corporation and Nielsen Media Research, Inc. Any work order issued pursuant to the Master Services Agreement may be terminated by us with or without cause on 30 days prior written notice. For 2002, Cognizant expects to recognize related party revenues totaling $21 million, or 9% of Cognizant's total revenues, for services performed for IMS Health. In 2001, Cognizant recognized related party revenues totaling $18.8 million for services performed for IMS Health under the Master Services Agreement. In 2000, Cognizant recognized related party revenues totaling $14.3 million including revenues from IMS Health and Synavant through August 30, 2000. In 1999, Cognizant recognized related party revenues totaling $14.8 million including revenues from IMS Health and Synavant.

DISTRIBUTION AGREEMENT

     We have entered into a Distribution Agreement with Cognizant, the terms of which have been approved by a special committee of the board of directors of Cognizant, which is comprised of Cognizant's independent directors. The Distribution Agreement sets forth certain rights and obligations of IMS Health and Cognizant in respect of the exchange offer in addition to those provided in the Intercompany Agreement. For a more complete description of the terms of the Distribution Agreement, we urge you to read the entire Distribution Agreement, which has been filed with the SEC as an exhibit to the registration statement of which this offering circular-prospectus forms a part.

  AGREEMENTS RELATING TO THE DISTRIBUTION

     Director Resignations.  We have agreed to cause David M. Thomas and Nancy
E. Cooper to resign as of the consummation of the exchange offer from their positions as directors of Cognizant and from any boards of directors of Cognizant's subsidiaries on which they serve.

     Indemnification. The parties have agreed to indemnification provisions in respect of the respective disclosure in the exchange offer documents, the conduct of the exchange offer and any failure to perform the Distribution Agreement.

     Joint and Several Undertakings. IMS Health has requested, as a condition to the distribution of Cognizant shares in the exchange offer, that Cognizant agree to undertake to be jointly and severally liable to certain of our prior affiliates for liabilities arising out of or in connection with our business and the businesses of Cognizant and other successors to the businesses of Cognizant Corporation in accordance with the terms of the Distribution Agreement dated as of October 28, 1996 among Cognizant Corporation, which has been renamed Nielsen Media

Research, Inc., The Dun & Bradstreet Corporation, which has been renamed the R.H. Donnelly Corporation and ACNielsen Corporation and related agreements. In addition, IMS Health is obligated to procure similar undertakings from Cognizant to Nielsen Media Research and Synavant Inc. with respect to liabilities allocated to IMS Health in connection with the Distribution Agreement, dated as of June 30, 1998 between Nielsen Media Research, Inc. and IMS Health and related agreements and the Distribution Agreement, dated as of August 31, 2000, between IMS Health and Synavant Inc. Cognizant has agreed to deliver these undertakings. However, subject to the general allocation of liabilities arising from the respective businesses of IMS Health and Cognizant, we have agreed to indemnify and reimburse Cognizant for liabilities incurred with respect to these undertakings.

     Commercial Arrangements. We agreed to enter into an amended and restated intercompany services agreement to be effective as of the consummation of the exchange offer, as described in "Certain Relationships Between IMS Health and Cognizant -- Intercompany Services Agreement" on page 96. We also agreed to the continuation of certain commercial relationships with Cognizant for a period of at least three years on terms and conditions to be mutually agreed.

     Conversion of Retained Shares. We have agreed that if we would otherwise continue to hold Cognizant class B common stock after the consummation of the exchange offer, we would either distribute such Cognizant class B common stock to our stockholders at or prior to the consummation of the exchange offer or convert such shares into Cognizant class A common stock prior to the consummation of the exchange offer and hold them or distribute them to our stockholders.

     Voting of Retained Shares. If we own Cognizant shares after the exchange offer, we have agreed that, in all matters requiring a vote of the holders of Cognizant common stock, we will vote such shares in proportion to the votes cast affirmatively or negatively by all other holders of Cognizant common stock voting.

     Restrictions on Disposition of Retained Shares. If we hold Cognizant shares after the exchange offer, we have agreed not to transfer such shares until 90 days after consummation of the exchange offer, except in the case of a pro rata distribution to our stockholders. After the initial 90-day period, we may sell any retained Cognizant shares only:

     - in a public offering pursuant to our registration rights under the Intercompany Agreement;

     - in sales on the NASDAQ National Market in an amount in any day not in excess of 25% of the average daily trading volume of Cognizant shares for the immediately preceding four weeks;

     - in a transaction in which we and Cognizant agree in good faith would not reasonably be expected to have an adverse impact on the trading prices of Cognizant shares; and

     - to institutional investors who agree in writing not to sell, transfer or otherwise dispose of, or issue any derivative security with respect to, such shares until at least the later of 30 days from the date of their acquisition or the one year anniversary of the consummation of the exchange offer.

     Right of First Offer. If we own 5% or more of the outstanding Cognizant common stock after the exchange offer, we have agreed to give Cognizant a right of first offer during the two-year period following consummation of the exchange offer before we attempt to transfer 5% or more of the outstanding shares of Cognizant common stock to an entity or group, subject to certain exceptions.

     Insurance. The Distribution Agreement includes provisions governing the administration of certain insurance programs and procedures for making claims and it also allocates the right to proceeds and the allocation of deductibles under these programs.

     Expenses. We and Cognizant have agreed to modify the provisions of the Intercompany Agreement relating to the fees and expenses arising as the result of our exercise of our registration rights so that we, rather than Cognizant, are responsible for the fees and expenses of our own legal counsel and certain other agreed fees and expenses.

  TAX MATTERS

     The Distribution Agreement provides that IMS Health and Cognizant will comply with, and not take any action during the relevant time period that is inconsistent with, the representations made to and relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer.

     In addition, under Section 355(e) of the Internal Revenue Code, the exchange offer will be taxable to IMS Health if the exchange offer is part of a plan or series of related transactions pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest, based on either vote or value, in IMS Health or Cognizant. If we become subject to tax under Section 355(e) of the Code, our tax liability will be based upon the difference between the fair market value of the Cognizant class B common stock at the time of the exchange offer and our adjusted basis in the Cognizant class B common stock at that time. This tax liability could be a material amount.

     If a breach by Cognizant of the representations made by it to McDermott, Will & Emery in connection with its tax opinion or the covenants in the distribution agreement is the "but for" cause of the exchange offer either failing to qualify as a tax-free distribution under Section 355(a) of the Code or becoming taxable to us under Section 355(e) of the Code, then Cognizant has agreed to indemnify us and each member of the consolidated group of which we are a member from and against any liability, including any taxes, interest or penalties or additions to tax, that is imposed upon us or any member of our consolidated group as a result of the exchange offer becoming taxable under
Section 355 of the Code. Cognizant will be entitled to rely upon certain representations made by us to McDermott, Will & Emery in connection with its tax opinion. In the event any of these representations are not true, correct or complete, Cognizant will not be obligated to indemnify us or the members of our consolidated group against any liability arising under Section 355 of the Code if Cognizant's breach of a representation would not have resulted in this type of liability had all of IMS Health's representations made in connection with McDermott, Will & Emery's tax opinion been true, complete and correct.

     As a result of the representations made to McDermott, Will & Emery in connection with its tax opinion and the covenants in the Distribution Agreement, the acquisition of control of Cognizant during the two-year period following the exchange offer may be more difficult or less likely to occur because of the potential indemnification liability associated with a breach of these representations or covenants. In addition, Cognizant's ability to undertake acquisitions and other transactions may be substantially restricted during the two-year period following the exchange offer.

  TERMINATION

     We may terminate the Distribution Agreement upon notice to Cognizant prior to the consummation of the exchange offer.

OTHER RELATIONSHIPS AND TRANSACTIONS

     Cognizant has a strategic business relationship with The TriZetto Group Inc. that includes helping its healthcare customers integrate TriZetto's products with their existing information systems and, within TriZetto, supporting further development of these software applications. As of September 30, 2002, IMS Health owned approximately 26% of the outstanding common stock of TriZetto. During the three- and nine-month periods ended September 30, 2002, Cognizant recorded revenues from TriZetto of approximately $1,199,000 and $1,302,000, respectively, and expenses related to TriZetto commissions of approximately $123,000 and $456,000 for the three-and nine-month periods ended September 30, 2002, respectively. During the three- and nine-month periods ended September 30, 2001, Cognizant recorded revenues from TriZetto of approximately $401,000 and expenses related to TriZetto commissions of approximately $0 and $793,000 for the three- and nine-month periods ended September 30, 2001, respectively.

     In December 2001, Cognizant paid IMS Health a one-time fee of approximately $825,000 under an alliance agreement in which Cognizant was named "vendor of choice" for IT services to the pharmaceutical industry. This agreement was negotiated between the parties on an arms-length basis.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material U.S. federal income tax consequences to IMS Health stockholders as a result of the exchange offer and the substantially simultaneous distribution, if any, to the IMS Health stockholders of any Cognizant class B common stock that we would otherwise continue to own after completion of the exchange offer. For purposes of this summary, the exchange offer and any substantially simultaneous distribution are referred to collectively as the "exchange offer." The summary is based on the Internal Revenue Code, the Treasury regulations promulgated thereunder, and interpretations of the Internal Revenue Code and Treasury regulations by the courts and the IRS, all as they exist as of the date of this document. This summary does not discuss all tax considerations that may be relevant to IMS Health stockholders in light of their particular circumstances, nor does it address the consequences to IMS Health stockholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, persons who acquire such shares of IMS Health common stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, and dealers in securities. In addition, this summary does not address the U.S. federal income tax consequences to IMS Health stockholders who do not hold their shares of IMS Health common stock as capital assets. This summary does not address any state, local or foreign tax consequences. IMS Health stockholders are urged to consult their tax advisors as to the particular tax consequences to them of the exchange offer.

TAX OPINION -- U.S. FEDERAL INCOME TAX CONSEQUENCES

     We have received a tax opinion from McDermott, Will & Emery stating that, for U.S. federal income tax purposes, the exchange offer should qualify under
Section 355 of the Code as a distribution that is tax-free to IMS Health stockholders, except with respect to any cash received in lieu of fractional shares of Cognizant class B common stock and that the exchange offer should be tax-free to IMS Health. Section 355 of the Code is highly technical and complex, and many aspects of the statute have not yet been addressed by judicial decisions, Treasury regulations, or other administrative guidance. In particular, there is uncertainty with respect to the tax treatment of the exchange offer to IMS Health under Section 355(e) of the Code due to the absence of controlling legal authorities addressing certain factual aspects of the exchange offer, including the automatic conversion of Cognizant class B common stock into Cognizant class A common stock. The opinion of McDermott, Will & Emery represents their best interpretation of the legal requirements of Section 355 of the Code as applied to the exchange offer. No ruling from the IRS has been or will be sought with respect to any of the tax matters relating to the exchange offer and the opinion will not be binding on the IRS. Accordingly, we cannot assure you that the IRS will agree with the conclusions set forth in the tax opinion of McDermott, Will & Emery, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position.

     We will not be able to rely on the tax opinion if any factual representations made to counsel are incorrect or untrue in any material respect or any undertakings made to counsel are not complied with. Neither we nor Cognizant are aware of any facts or circumstances that would cause any such representations to be incorrect or untrue in any material respect. If we complete the exchange offer and it is held to be taxable for U.S. federal income tax purposes, we and our stockholders that receive shares of Cognizant class B common stock could be subject to material amounts of taxes as a result of the exchange offer. Neither we nor Cognizant will indemnify any individual stockholder for any taxes that may be incurred in connection with the exchange offer.

     The tax opinion provides that for U.S. federal income tax purposes:

     - the distribution of the Cognizant class B common stock by IMS Health pursuant to the exchange offer should be tax free to IMS Health;

     - no gain or loss should be recognized by, and no amount should be required to be included in the income of, the IMS Health stockholders upon their receipt of shares of Cognizant class B common stock in the exchange offer, except to the extent of cash received in lieu of fractional shares of Cognizant class B common stock;

     - for those IMS Health stockholders that surrender all of their shares of IMS Health common stock for Cognizant class B common stock, the aggregate tax basis of the shares of Cognizant class B common stock held by the IMS Health stockholders after the exchange offer, including any fractional share interests with respect to which cash is received as described below, should be the same as the aggregate tax basis of the shares of IMS Health common stock exchanged in the exchange offer;

     - for those IMS Health stockholders that do not surrender all of their shares of IMS Health common stock in the exchange offer, each such stockholder's aggregate tax basis in the shares of IMS Health common stock held before the completion of the exchange offer should be allocated between the shares of IMS Health common stock and shares of Cognizant class B common stock, including any fractional share interests with respect to which cash is received as described below, held by such stockholder after the exchange offer in proportion to their relative fair market values;

     - the holding period of the shares of Cognizant class B common stock received by the IMS Health stockholders in the exchange offer, including any fractional share interests with respect to which cash is received, as described below, should include the period during which such stockholder held the IMS Health stock, provided that the IMS Health stock is held as a capital asset by such stockholder on the date the exchange offer is completed; and

     - if a stockholder of IMS Health receives cash as the result of an independent exchange agent sale of a fractional share of Cognizant class B common stock on behalf of the stockholder, the stockholder should recognize gain or loss in an amount equal to the difference between the tax basis allocable to such fractional share interest and the amount of cash received.

     The opinion does not specifically address tax basis issues with respect to holders of shares of IMS Health common stock who own blocks of shares of IMS Health common stock with different per share tax bases. These holders are urged to consult their tax advisors regarding the possible tax basis consequences to them of the exchange offer.

     The Treasury regulations require each IMS Health stockholder that receives shares of Cognizant class B common stock in the exchange offer to attach to the holder's U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the exchange offer. Within a reasonable time after the exchange offer, IMS Health will provide IMS Health stockholders who participated in the exchange offer with the information necessary to comply with such requirement, and will provide information regarding the allocation of tax basis as described above.

     If, contrary to the opinion of McDermott, Will & Emery, the exchange offer does not qualify as a tax-free distribution under Section 355 of the Code, the exchange would be a taxable transaction for U.S. federal income tax purposes. Accordingly, an exchanging IMS Health stockholder would, depending on the stockholder's particular circumstances, be treated either as having sold IMS Health shares in exchange for Cognizant class B common stock or as having received a distribution on IMS Health stock. The following is a discussion of the U.S. federal income tax consequences to stockholders if the exchange offer does not qualify as a tax-free distribution:

     Under Section 302 of the Code, an IMS Health stockholder whose IMS Health stock is exchanged in the exchange offer would be treated as having sold IMS Health stock in exchange for Cognizant class B common stock, and thus would recognize capital gain or loss, if the exchange:

     - results in a "complete termination" of the stockholder's equity interest in IMS Health;

     - results in a "substantially disproportionate" redemption with respect to the stockholder; or

     - is "not essentially equivalent to a dividend" with respect to the stockholder.

     Each of these tests, referred to as the "Section 302 tests," is explained in more detail below.

     If a stockholder satisfies any of the Section 302 tests explained below, the stockholder would recognize capital gain or loss equal to the difference between the (i) sum of the value of the Cognizant class B common stock and the amount of any cash in lieu of fractional shares received in the exchange offer and (ii) the stockholder's adjusted tax basis in the IMS Health stock surrendered in exchange therefor. This gain or loss would be long-term capital gain or loss if the stockholder's holding period for the IMS Health stock exchanged exceeded one year as of the date of acquisition of the IMS Health stock by IMS Health in the exchange offer. Limitations may apply to a stockholder's ability to deduct capital losses.

     If a stockholder does not satisfy any of the Section 302 tests explained below, the stockholder's exchange of IMS Health stock for Cognizant class B common stock would not be treated as a sale or exchange under Section 302 of the Code. Instead, the Cognizant class B common stock received by the stockholder in the exchange offer (including any fractional share interest deemed received and sold for cash) would be treated as a dividend distribution under Section 301 of the Code on the stockholder's remaining IMS Health stock, taxable at ordinary income tax rates, to the extent of the stockholder's share of the current and accumulated earnings and profits (within the meaning of the Code) of IMS Health. To the extent the amount exceeds the stockholder's share of the current and accumulated earnings and profits of IMS Health, the excess first would be treated as a tax-free return of capital to the extent, generally, of the stockholder's adjusted tax basis in its IMS Health stock and any remainder would be treated as capital gain (which may be long-term capital gain as described above). To the extent that an exchange of IMS Health stock in the exchange offer is treated as a dividend, the stockholder's adjusted tax basis in the IMS Health stock exchanged would be added to any IMS Health stock retained by the stockholder.

     In applying each of the Section 302 tests explained below, IMS Health stockholders would have to take into account not only IMS Health stock that they actually own but also stock they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a stockholder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the stockholder has the right to acquire by exercise of an option.

     Section 302 Tests. One of the following tests would have to be satisfied for the exchange of IMS Health stock in the exchange offer to be treated as a sale or exchange for U.S. federal income tax purposes:

     - Complete Termination Test. The exchange of a stockholder's shares in the exchange offer would result in a "complete termination" of the stockholder's equity interest in IMS Health if (i) the stockholder disposes of all of the IMS Health stock that the stockholder actually owns either in the exchange offer for Cognizant class B common stock or otherwise, and (ii) after the exchange offer is completed, the stockholder does not constructively own any IMS Health stock, or, with respect to IMS Health stock owned by certain related individuals, the stockholder effectively waives, in accordance with Section 302(c) of the Code, attribution of shares which otherwise would be considered as constructively owned by the stockholder.

     - Substantially Disproportionate Test. The exchange of IMS Health stock for Cognizant class B common stock in the exchange offer would result in a "substantially disproportionate" redemption if, among other things, the percentage of the then outstanding shares actually and constructively owned by the stockholder immediately after the exchange is less than 80% of the percentage of the shares actually and constructively owned by the stockholder immediately before the exchange (treating as outstanding all IMS Health stock acquired by IMS Heath in the exchange offer).

     - Not Essentially Equivalent to a Dividend Test. The exchange of IMS Health stock for Cognizant class B common stock in the exchange offer would be treated as "not essentially equivalent to a dividend" if the reduction in the stockholder's proportionate interest in IMS Health as a result of the exchange constitutes a "meaningful reduction" of the stockholder's interest in IMS Health given the stockholder's particular circumstances. The Internal Revenue Service has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a "meaningful reduction" of that stockholder's interest.

     If, contrary to the opinion of McDermott, Will & Emery, the transaction is taxable to IMS Health, IMS Health would be treated as if it had sold the Cognizant class B stock that it exchanged for the value of that stock, which would result in a material amount of tax because IMS Health's basis in that stock is not significant.

     IMS Health stockholders are urged to consult their tax advisors as to the particular tax consequences to them of the exchange offer, including the application of state, local and foreign tax laws and any changes in federal tax laws that occur after the date of this document.

                                 LEGAL MATTERS

     The validity of the shares of Cognizant class B common stock offered hereby will be passed upon by Simpson Thacher & Bartlett, counsel to Cognizant. Certain legal matters with respect to the U.S. federal income tax consequences to IMS Health stockholders with respect to the exchange offer will be passed upon by McDermott, Will & Emery, tax counsel to IMS Health.

                                    EXPERTS

     The IMS Health consolidated financial statements incorporated in this document by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The Cognizant consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this document have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We and Cognizant file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference room at 450 5th Street NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains an Internet site that contains reports, proxy statements and other information regarding registrants that file electronically, such as us and Cognizant. The address of the SEC's Internet site is http://www.sec.gov.

     Cognizant has filed a registration statement on Form S-4 under the Securities Act, of which this document forms a part, to register the shares of Cognizant class B common stock offered in the exchange offer. We will file a Schedule TO Issuer Tender Offer Statement with the SEC with respect to the exchange offer. This offering circular-prospectus, and the related letter of transmittal, constitute our offer to exchange. This document does not contain all the information set forth in the registration statement or in the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to us, the shares of IMS Health common stock, Cognizant and the shares of Cognizant common stock, reference is made to the registration statement and its exhibits.

     Statements contained in this document or in any document incorporated in this document by reference as to the contents of any contract or other document referred to within this document or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this document is qualified in its entirety by reference to the underlying documents.

     The following documents that we and Cognizant have filed with the SEC are incorporated into this document by reference:

     - IMS Health's

        - Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 21, 2002;

        - Quarterly Report on Form 10-Q for the first quarter ended March 31, 2002, filed on May 9, 2002;

        - Quarterly Report on Form 10-Q for the second quarter ended June 30, 2002, filed on August 12, 2002;

        - Quarterly Report on Form 10-Q for the third quarter ended September 30, 2002, filed on November 14, 2002;

        - Current Report on Form 8-K filed August 12, 2002;

        - Current Report on Form 8-K filed January 16, 2003;

        - Current Report on Form 8-K filed January 23, 2003; and

        - Proxy Statement on Schedule 14A, dated March 28, 2002.

     - Cognizant's

        - Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 11, 2002; and

        - Quarterly Report on Form 10-Q for the first quarter ended March 31, 2002, filed on May 13, 2002;

        - Quarterly Report on Form 10-Q for the second quarter ended June 30, 2002, filed on August 8, 2002;

        - Quarterly Report on Form 10-Q for the third quarter ended September 30, 2002, filed on November 14, 2002;

        - Current Report on Form 8-K filed April 16, 2002;

        - Current Report on Form 8-K filed October 31, 2002;

        - Current Report on Form 8-K filed January 6, 2003; and

        - Proxy Statement on Schedule 14A, dated April 26, 2002.

     Disclosures regarding us and Cognizant contained in this document supersede the corresponding disclosure contained in the documents listed above which are incorporated by reference.

     In addition, we and Cognizant also incorporate by reference additional documents we or Cognizant file with the SEC between the date of this document and the date the exchange offer expires or terminates. These documents may include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     IMS Health has supplied all information contained in this document relating to IMS Health and Cognizant has supplied all information contained in this document relating to Cognizant.

     Documents incorporated by reference are available from IMS Health or Cognizant without charge, excluding any exhibits to those documents unless the exhibits are specifically incorporated into this document by reference. Requests for these documents should be directed to us or Cognizant, as the case may be, at the following addresses and telephone numbers:

          IMS Health Incorporated                Cognizant Technology Solutions Corporation
               1499 Post Road                           500 Glen Pointe Center West
        Fairfield, Connecticut 06824                     Teaneck, New Jersey 07666
    Attn: Investor Relations Department             Attn: Investor Relations Department
         Telephone: (203) 319-4700                       Telephone: (201) 801-0233

     You will not be charged for any of these documents that you request. If you request any documents incorporated by reference herein from IMS Health or Cognizant, the documents will be mailed to you by first class mail, or another equally prompt means, within one business day after your request is received.

     IN ORDER TO ENSURE TIMELY DELIVERY OF THE REQUESTED DOCUMENTS, REQUESTS SHOULD BE MADE BY JANUARY 30, 2003. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date, as extended.

              INDEX TO COGNIZANT CONSOLIDATED FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE

                                                              PAGE
                                                              ----
Consolidated Financial Statements:
  Report of Independent Accountants.........................   F-2
  Consolidated Statements of Financial Position as of
     December 31, 2001 and 2000.............................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 2001, 2000 and 1999.......................   F-4
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 2001, 2000 and 1999...........   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2001, 2000 and 1999.......................   F-6
  Notes to Consolidated Financial Statements................   F-7
  Financial Statement Schedule:
  Schedule of Valuation and Qualifying Accounts.............  F-22

Unaudited Condensed Consolidated Statements:
  Condensed Consolidated Statements of Income and
     Comprehensive Income (Unaudited) for the Three Months
     and Nine Months Ended September 30, 2002 and 2001......  F-23
  Condensed Consolidated Statements of Financial Position
     (Unaudited) as of September 30, 2002 and December 31,
     2001...................................................  F-24
  Condensed Consolidated Statements of Cash Flows
     (Unaudited) for the Nine Months Ended September 30,
     2002 and 2001..........................................  F-25
  Notes to Unaudited Condensed Consolidated Financial
     Statements.............................................  F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Cognizant Technology Solutions Corporation:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders' equity listed in the accompanying index on page F-1 present fairly, in all material respects, the financial position of Cognizant Technology Solutions Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 4, 2002

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                       (IN THOUSANDS, EXCEPT PAR VALUES)

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                2001        2000
                                                                ----        ----
                                      ASSETS
Current assets:
Cash and cash equivalents...................................  $ 84,977    $ 61,976
Trade accounts receivable, net of allowances of $882 and
  $516, respectively........................................    21,063      19,187
Trade accounts receivable -- related party..................     1,481       1,361
Unbilled accounts receivable................................     5,005       1,941
Unbilled accounts receivable -- related party...............       417          --
Other current assets........................................     4,392       3,758
                                                              --------    --------
     Total current assets...................................   117,335      88,223
                                                              --------    --------
Property and equipment, net of accumulated depreciation of
  $16,805 and $10,997, respectively.........................    24,339      15,937
Goodwill, net...............................................       878       1,195
Investment..................................................        --       1,955
Other assets................................................     2,431       2,230
                                                              --------    --------
     Total assets...........................................  $144,983    $109,540
                                                              ========    ========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable............................................  $  3,652    $  2,849
Accounts payable-related party..............................        --           8
Accrued expenses and other liabilities......................    18,046      23,865
                                                              --------    --------
     Total current liabilities..............................    21,698      26,722
Deferred income taxes.......................................    24,493      16,702
                                                              --------    --------
     Total liabilities......................................    46,191      43,424
                                                              --------    --------
Commitments and contingencies (See Notes 11 and 12 to the
  Consolidated Financial Statements)
Stockholders' equity:
Preferred stock, $.10 par value, 15,000 shares authorized,
  none issued...............................................        --          --
Class A common stock, $.01 par value, 100,000 shares
  authorized, 8,065 and 7,362 shares issued and outstanding
  at December 31, 2001 and 2000, respectively...............        80          73
Class B common stock, $.01 par value, 25,000 shares
  authorized, 11,290 shares issued and outstanding at
  December 31, 2001 and 2000, respectively..................       113         113
Additional paid-in capital..................................    39,711      29,094
Retained earnings...........................................    59,046      36,886
Cumulative translation adjustment...........................      (158)        (50)
                                                              --------    --------
     Total stockholders' equity.............................    98,792      66,116
                                                              --------    --------
     Total liabilities and stockholders' equity.............  $144,983    $109,540
                                                              ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               YEARS ENDED DECEMBER 31,
                                                            -------------------------------
                                                              2001        2000       1999
                                                              ----        ----       ----
Revenues..................................................  $158,969    $122,758    $74,084
Revenues-related party....................................    18,809      14,273     14,820
                                                            --------    --------    -------
     Total revenues.......................................   177,778     137,031     88,904
Cost of revenues..........................................    90,848      70,437     46,161
                                                            --------    --------    -------
Gross profit..............................................    86,930      66,594     42,743
Selling, general and administrative expenses..............    44,942      35,959     23,061
Depreciation and amortization expense.....................     6,368       4,507      3,037
                                                            --------    --------    -------
Income from operations....................................    35,620      26,128     16,645
Other(expense) income:
Interest income...........................................     2,501       2,649      1,263
Impairment loss on investment.............................    (1,955)         --         --
Other (expense) income, net...............................      (767)       (530)        37
                                                            --------    --------    -------
     Total other (expense) income.........................      (221)      2,119      1,300
                                                            --------    --------    -------
Income before provision for income taxes..................    35,399      28,247     17,945
Provision for income taxes................................   (13,239)    (10,564)    (6,711)
                                                            --------    --------    -------
Net income................................................  $ 22,160    $ 17,683    $11,234
                                                            ========    ========    =======
Net income per share, Basic...............................  $   1.17    $   0.95    $  0.61
                                                            ========    ========    =======
Net income per share, Diluted.............................  $   1.09    $   0.87    $  0.58
                                                            ========    ========    =======
Weighted average number of common shares outstanding --
  Basic...................................................    19,017      18,565     18,342
Dilutive effect of shares issuable as of period-end under
  stock option plans......................................     1,354       1,691      1,074
                                                            --------    --------    -------
Weighted average number of common shares -- Diluted.......    20,371      20,256     19,416
                                                            --------    --------    -------
Comprehensive Income:
  Net income..............................................  $ 22,160    $ 17,683    $11,234
  Foreign currency translation adjustment.................      (108)        (41)         2
                                                            --------    --------    -------
Total comprehensive income................................  $ 22,052    $ 17,642    $11,236
                                                            ========    ========    =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                CLASS A           CLASS B
                             COMMON STOCK      COMMON STOCK     ADDITIONAL              CUMULATIVE
                            ---------------   ---------------    PAID-IN     RETAINED   TRANSLATION
                            SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     EARNINGS   ADJUSTMENT     TOTAL
                            ------   ------   ------   ------   ----------   --------   -----------    -----
                                                             (IN THOUSANDS)
Balance, December 31,
  1998....................  7,010     $70     11,290    $113     $24,475     $ 7,969       $ (11)     $32,616
                            =====     ===     ======    ====     =======     =======       =====      =======
Translation Adjustment....     --      --         --      --          --          --           2            2
Exercise of Stock
  Options.................    192       2         --      --         549          --          --          551
Tax Benefit related to
  Option Exercises........     --      --         --      --         886          --          --          886
Compensatory Grant........     --      --         --      --         340          --          --          340
  Less Prior year
    charge................     --      --         --      --        (122)         --          --         (122)
  Less Unearned portion...     --      --         --      --         (46)         --          --          (46)
Net income................     --      --         --      --          --      11,234          --       11,234
                            -----     ---     ------    ----     -------     -------       -----      -------
Balance, December 31,
  1999....................  7,202      72     11,290     113      26,082      19,203          (9)      45,461
                            =====     ===     ======    ====     =======     =======       =====      =======
Translation Adjustment....     --      --         --      --          --          --         (41)         (41)
Exercise of Stock
  Options.................    129       1         --      --         782          --          --          783
Tax Benefit related to
  Option Exercises........     --      --         --      --       1,258          --          --        1,258
Employee Stock Purchase
  Plan....................     32      --         --      --         937          --          --          937
Compensatory Grant........     --      --         --      --         340          --          --          340
  Less Prior year
    charges...............     --      --         --      --        (294)         --          --         (294)
  Less Unearned portion...     --      --         --      --         (11)         --          --          (11)
Net Income................     --      --         --      --          --      17,683          --       17,683
                            -----     ---     ------    ----     -------     -------       -----      -------
Balance, December 31,
  2000....................  7,363      73     11,290     113      29,094      36,886         (50)      66,116
                            =====     ===     ======    ====     =======     =======       =====      =======
Translation Adjustment....     --      --         --      --          --          --        (108)        (108)
Exercise of Stock
  Options.................    665       7         --      --       5,131          --          --        5,138
Tax Benefit related to
  Stock Plans.............     --      --         --      --       4,633          --          --        4,633
Employee Stock Purchase
  Plan....................     37      --         --      --         842          --          --          842
Compensatory Grant........     --      --         --      --         340          --          --          340
  Less Prior year
    charges...............     --      --         --      --        (329)         --          --         (329)
Net Income................     --      --         --      --          --      22,160          --       22,160
                            -----     ---     ------    ----     -------     -------       -----      -------
Balance, December 31,
  2001....................  8,065     $80     11,290    $113     $39,711     $59,046       $(158)     $98,792
                            =====     ===     ======    ====     =======     =======       =====      =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                              2001        2000       1999
                                                              ----        ----       ----
                                                                    (IN THOUSANDS)
Cash flows from operating activities:
Net income................................................  $ 22,160    $ 17,683    $11,234

Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization...........................     6,367       4,507      3,037
  Provision/(reduction) for doubtful accounts.............     1,837         572        (31)
  Deferred income taxes...................................     7,791       6,341      4,258
  Impairment loss on investment...........................     1,955          --         --
  Tax benefit related to option exercises.................     4,633       1,258        886
Changes in assets and liabilities:
Trade accounts receivable.................................    (3,833)    (10,825)     1,068
Other current assets......................................    (4,115)     (1,924)    (1,143)
Other assets..............................................       300        (902)      (116)
Accounts payable..........................................       803       1,414       (309)
Accrued and other liabilities.............................    (5,819)     12,096        562
                                                            --------    --------    -------
Net cash provided by operating activities.................    32,079      30,220     19,446
                                                            --------    --------    -------

Cash flows used in investing activities:
Purchase of property and equipment........................   (14,953)    (10,652)    (5,924)
Investment................................................        --      (1,955)        --
                                                            --------    --------    -------
Net cash used in investing activities.....................   (14,953)    (12,607)    (5,924)
Cash flows from financing activities:
Proceeds from stock plans/compensatory grant..............     5,991       1,755        723
(Payments to) proceeds from related party.................        (8)          8        (24)
                                                            --------    --------    -------
Net cash provided by financing activities.................     5,983       1,763        699
Effect of currency translation............................      (108)        (41)         2
Increase in cash and cash equivalents.....................    23,001      19,335     14,223
Cash and cash equivalents, at beginning of year...........    61,976      42,641     28,418
                                                            --------    --------    -------
Cash and cash equivalents, at end of year.................  $ 84,977    $ 61,976    $42,641
                                                            ========    ========    =======
Supplemental information:
Cash paid for income taxes during the year................  $  3,797    $  1,186    $ 2,546
                                                            ========    ========    =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. BASIS OF PRESENTATION

     Cognizant Technology Solutions Corporation (the "Company" or "CTS") is principally engaged in providing high-quality, cost-effective, full life cycle solutions to complex software development and maintenance requirements that companies face as they transition to e-business. The Company has operations and subsidiaries in India, the United Kingdom, Germany, Canada and the United States. These IT services are delivered through the use of a seamless on-site and offshore consulting project team. These solutions include application development and integration, application management, and re-engineering services.

     The Company began its software development and maintenance services business in early 1994 as an in-house technology development center for The Dun & Bradstreet Corporation ("D&B") and its operating units. These operating units principally included A.C.Nielsen, Dun & Bradstreet Information Services, Dun & Bradstreet Software, Erisco, Inc. ("Erisco"), IMS International, Inc. ("IMS International"), NCH Promotional Services, Inc., Nielsen Media Research, Inc. ("Nielsen Media Research"), The Reuben H. Donnelley Corporation, Pilot Software, Inc. ("Pilot Software") and Strategic Technologies, Inc. ("Strategic Technologies"), and a majority interest in Gartner Group, Inc. ("Gartner Group"). In November 1996, the Company, Erisco, IMS International, Nielsen Media Research, Pilot Software, Strategic Technologies and certain other entities, plus a majority interest in Gartner Group, were spun-off from D&B to form Cognizant, the then majority owner and controlling parent of the Company. At that time, ACNielsen was separately spun-off from D&B and Dun & Bradstreet Software was sold to GEAC Software. In 1997, Cognizant sold Pilot Software to a third party.

     In 1997, the Company purchased the 24.0% minority interest in its Indian subsidiary from a third party for $3,468 making the Indian subsidiary wholly owned by the Company.

     On January 15, 1998, Cognizant announced that it would, subject to certain conditions, reorganize itself (the "Reorganization"), by spinning the Nielsen Media Research business from the rest of its businesses, creating two publicly traded companies, IMS Health Corporation ("IMS Health") and Nielsen Media Research. The reorganization became effective on July 1, 1998. The shares of the Company previously held by Cognizant are now held by IMS Health and all services previously provided to the Company by Cognizant are now being provided by IMS Health.

     In June 1998, the Company completed its IPO. (See Note 3 to the Consolidated Financial Statements.) As of December 31, 2001, IMS Health owned a majority and controlling interest in the outstanding Common Stock of the Company (58.3%) and held approximately 93.3% of the combined voting power of the Company's Common Stock.

     IMS Health currently provides the Company with certain administrative services, including payroll and payables processing and permits the Company to participate in IMS Health's business insurance plans. In prior periods, IMS Health provided certain other services such as tax planning and compliance, which have now been transitioned to the Company. Certain employees also participate in IMS Health's employee benefit plans. Costs for these services for all periods prior to the IPO were allocated to the Company based on utilization of certain specific services. All subsequent services were performed and charged to the Company under the CTS/IMS Health intercompany services agreement. (See also Note 10 to the Consolidated Financial Statements.)

     On February 11, 2000, the Board of Directors declared a 2-for-1 stock split of Class A and Class B Common Stock effected by a 100% dividend payable on March 16, 2000 to stockholders

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION of record on March 2, 2000. The stock split has been reflected in the accompanying financial statements, and all applicable references to the number of outstanding common shares and per share information has been restated. Appropriate adjustments have been made in the exercise price and number of shares subject to stock options. Stockholders' equity account have been restated to reflect the reclassification of an amount equal to the par value of the increase in issued common shares from the capital in excess of par value account to the common stock accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries as if it were a separate entity for all periods presented. All intercompany transactions are eliminated.

     Cash and Cash Equivalents. Cash and cash equivalents primarily include time and demand deposits in the Company's operating bank accounts. The Company considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents.

     Investments. Investments in business entities in which the Company does not have control or the ability to exercise significant influence over the operating and financial policies are accounted for under the cost method. Investments are evaluated, at each balance sheet date, for impairment.

     Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

     Purchased Software. Purchased software that is intended for internal use is capitalized, including the salaries and benefits of employees that are directly involved in the installation of such software. The capitalized costs are amortized on a straight-line method over the lesser of three years or its useful life.

     Goodwill. Goodwill represents the excess of the purchase price of the former minority interest in the Company's Indian subsidiary over the fair values of amounts assigned to the incremental net assets acquired. Amortization expense has been recorded using the straight-line method over a period of seven years. Amortization expense was $317 for each of the years ended December 31, 2001, 2000 and 1999. Accumulated amortization was $1,345, $1,028 and $711 at December 31, 2001, 2000 and 1999, respectively. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" ("FAS 142"), the Company will no longer amortize its remaining goodwill balance for years beginning after December 31, 2001.

     Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, the Company will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such an impairment loss is then based on the fair value of the asset.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

     Revenue Recognition. The Company's services are entered into on either a time-and-materials or fixed-price basis. Revenues related to time-and-material contracts are recognized as the service is performed. Revenues related to fixed-price contracts are recognized as the service is performed using the percentage-of-completion method of accounting, under which the sales value of performance, including estimated earnings thereon, is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost. Fixed price contracts are cancellable subject to a specified notice period. All services provided by the Company through the date of cancellation are due and payable under the contract terms.

     The Company issues invoices related to fixed price contracts based upon achievement of milestones during a project or other contractual terms. Differences between the timing of billings, based upon contract milestones or other contractual terms, and the recognition of revenue, based upon the percentage-of-completion method of accounting, are recognized as either unbilled or deferred revenue. Estimates are subject to adjustment as a project progresses to reflect changes in expected completion costs. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately. A reserve for warranty provisions under such contracts, which generally exist for ninety days past contract completion, is estimated and accrued during the contract period.

     Unbilled Accounts Receivable. Unbilled accounts receivable represent revenues on contracts to be billed, in subsequent periods, as per the terms of the contracts.

     Foreign Currency Translation. The assets and liabilities of the Company's Canadian and European subsidiaries are translated into U.S. dollars from local currencies at current exchange rates and revenues and expenses are translated from local currencies at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For the Company's Indian subsidiary ("CTS India"), the functional currency is the U.S. dollar, since its sales are made primarily in the United States, the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between CTS India and its U.S. affiliates. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. The resulting gain (loss) is included in other income.

     Risks and Uncertainties. The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. The most significant estimates relate to the allowance for doubtful accounts, reserve for warranties, reserves for employee benefits, depreciation of fixed assets and long-lived assets, contingencies and litigation and the recognition of revenue and profits based on the percentage of completion method of accounting for fixed bid contracts. Actual results could vary from the estimates and assumptions used in the preparation of the accompanying financial statements.

     All of the Company's software development centers, including a substantial majority of its employees are located in India. As a result, the Company may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic conditions. To date, the Company has not engaged in any

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION significant hedging transactions to mitigate its risks relating to exchange rate fluctuations. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potentially adverse tax consequences, tariffs, quotas and other barriers.

     Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash investments with high credit quality financial institutions in investment-grade, short term debt securities and limits the amount of credit exposure to any one commercial issuer.

     Income Taxes. Prior to the consummation of the Company's IPO, the Company had been included in the federal and certain state income tax returns of Cognizant and D&B. The provision for income taxes in the Company's consolidated financial statements has been calculated on a separate company basis. Income tax benefits realized by the Company and utilized by Cognizant or D&B are included in stockholders' equity. The Company is no longer included in the consolidated return of its majority owner and controlling parent company, and is required to file separate income tax returns.

     On a stand-alone basis, the Company provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

     CTS India is an export oriented company that is entitled to claim a tax holiday for a period of nine years from April 1995 through March 2004 in respect to its export profits. Under the Indian Income Tax Act of 1961, substantially all of the earnings of the Company's Indian subsidiary are currently exempt from Indian Income Tax as profits are attributable to export operations. However, since management currently intends to repatriate all accumulated earnings from India to the United States, the Company has provided deferred U.S. income taxes on all such Indian undistributed earnings. Deferred U.S. income taxes on unremitted earnings from other foreign entities have not been provided for as it is the Company's intent to reinvest such earnings. Such income taxes are immaterial.

     Net Income per Share. Basic earnings per share ("EPS") excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes all dilutive potential common stock in the weighted average shares outstanding. (See Note 8 to the Consolidated Financial Statements)

     Stock-Based Compensation. With respect to stock options granted to employees, SFAS No. 123 "Accounting for Stock-Based Compensation" permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. Management has decided to continue to use the provisions of APB 25 and not to adopt SFAS No. 123's accounting provisions, but has included the required pro forma disclosures.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

     Reclassifications. Certain prior-year amounts have been reclassified to conform with the 2001 presentation.

     Recently Issued Accounting Standards. In June 2001, Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141") and Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("FAS 142") were issued. FAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. FAS 141 also specifies criteria that intangible assets acquired must meet to be recognized and reported separately from goodwill. The Company does not anticipate that adoption of FAS 141 will have any material effect on the Company's financial position or results of operations. FAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. FAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of FAS 142 in the first quarter of 2002 will not have a material effect on the Company's financial position or results of operations.

     In June 2001, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143") was issued. FAS 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs that result from the acquisition, construction, or development and normal operation of a long-lived asset. Upon initial recognition of a liability for an asset retirement obligation, FAS 143 requires an increase in the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over the assets useful life. FAS 143 is effective for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

     In August 2001, Statement of Financial Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("FAS 144") was issued. FAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently occurring Events and Transactions." FAS 144 also amends ARB ("Accounting Research Bulletins") No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. FAS 144 retains the fundamental provisions of FAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while resolving significant implementation issues associated with FAS
121. Among other things, FAS 144 provides guidance on how long-lived assets used as part of a group should be evaluated for impairment, establishes criteria for when long-lived assets are held for sale, and prescribes the accounting for long-lived assets that will be disposed of other than by sale. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate, that adoption of FAS 144 will have a material impact on the Company's financial position and results of operations.

3. INITIAL PUBLIC OFFERING

     On June 24, 1998, the Company consummated its Initial Public Offering ("IPO") of 5,834,000 shares of its Common Stock at a price of $5.00 per share (on a post-split basis), 5,000,000 of which were issued and sold by the Company and 834,000 of which were sold by Cognizant Corporation ("Cognizant"), the Company's then majority owner and controlling parent

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION company. The net proceeds to the Company from the IPO were approximately $22,407 after $843 of direct expenses. In July 1998, IMS Health (the accounting successor to Cognizant) sold 875,000 shares of Class B Common Stock, which were converted to Class A Common Stock pursuant to an over allotment option granted to the underwriters of the IPO. Of the total net proceeds received by the Company upon the consummation of its IPO, approximately $6,637 was used to repay the related party balance then owed to Cognizant. The related party balance resulted from certain advances to the Company from Cognizant used to purchase the minority interest of the Company's Indian subsidiary and to fund payroll and accounts payable. Concurrent with the IPO, the Company reclassified the amounts in mandatorily redeemable common stock to stockholders' equity as the redemption feature was voided. (See Note 8 to the Consolidated Financial Statements.)

4. SUPPLEMENTAL FINANCIAL DATA

PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                    ESTIMATED         DECEMBER 31,
                                                   USEFUL LIFE    --------------------
                                                     (YEARS)        2001        2000
                                                   -----------      ----        ----
Buildings........................................         40      $  3,930    $  1,544
Computer equipment and purchased software........          3        27,160      18,106
Furniture and equipment..........................      5 - 9         1,958       1,753
Land.............................................                    1,678       1,580
Leasehold improvements...........................    Various         6,418       3,951
                                                     -------      --------    --------
Sub-total........................................                   41,144      26,934
Accumulated depreciation and amortization........                  (16,805)    (10,997)
                                                                  --------    --------
Property and Equipment -- Net....................                 $ 24,339    $ 15,937
                                                                  ========    ========

ACCRUED EXPENSES AND OTHER LIABILITIES

     Accrued expenses and other current liabilities consist of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2001       2000
                                                               ----       ----
Accrued compensation and benefits...........................  $ 7,676    $10,581
Deferred revenue............................................    2,696      2,199
Accrued vacation............................................    2,465      1,873
Accrued travel and entertainment............................    1,705      2,398
Accrued income taxes........................................        0      1,446
Other.......................................................    3,504      5,368
                                                              -------    -------
                                                              $18,046    $23,865
                                                              =======    =======

5. INVESTMENT

     In June 2000, the Company announced a strategic relationship with Trident Capital, a leading venture capital firm, to jointly invest in emerging e-business service and technology companies. In accordance with this strategy, the Company invested $1,955 in Questra Corporation, an e-business software and consulting firm headquartered in Rochester, New York, in return for a

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

5.8% equity interest. Trident Capital also independently made a direct investment in Questra Corporation. The Company's investment is being accounted for under the cost basis of accounting.

     The Company reviews for impairment certain assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Questra Corporation recently issued Preferred B shares in exchange for $19 million of new venture capital financing. Since the Company did not participate, it's ownership interest in Preferred A shares was reduced from 5.8% to 2.1%. Based on the implied fair value of Questra, as measured by the latest round of financing, and considering the preferential liquidation rights that the Preferred B shareholders received, the Company has concluded that it will not recover its investment in Questra and has recorded an impairment loss of $1,955 to recognize the other than temporary decline in value of its investment.

6. EMPLOYEE BENEFITS

     Beginning in 1997, certain U.S. employees of the Company were eligible to participate in Cognizant's and now IMS Health's 401(k) plan. The Company matches up to 50.0% of the eligible employee's contribution. The amount charged to expense for the Company's matching contribution was $0, $31 and $49 for the years ended December 31, 2001, 2000 and 1999, respectively. In 2000, the Company established a 401(k) plan, which certain U.S. employees of the Company became eligible to participate in. The Company matches up to 50.0% of the eligible employee's contribution. The amount charged to expense for the matching contribution was $351 and $195 for the years ended December 31, 2001 and 2000, respectively.

     Certain of the Company's employees participate in IMS Health's defined benefit pension plan and a defined contribution plan in the United Kingdom sponsored by the Company. The costs to the Company recognized as postretirement benefit costs and related liabilities were not material to the Company's results of operations or financial position for the years presented. (See Note 10 to the Consolidated Financial Statements.)

     CTS India maintains an employee benefit plan that covers substantially all India-based employees. The employees' provident fund, pension and family pension plans are statutory defined contribution retirement benefit plans. Under the plans, employees contribute up to twelve percent of their base compensation, which is matched by an equal contribution by CTS India. Contribution expense recognized was $790, $501 and $338 for the years ended December 31, 2001, 2000 and 1999, respectively.

     CTS India also maintains a statutory gratuity plan that is a statutory postemployment benefit plan providing defined lump sum benefits. CTS India makes annual contributions to an employees' gratuity fund established with a government-owned insurance corporation to fund a portion of the estimated obligation. The Company estimates its obligation based upon employees' salary and years of service. Expense recognized by the Company was $902, $511,and $358 for the years ended December 31, 2001, 2000 and 1999, respectively.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

7. INCOME TAXES

     Income (loss) before provision for income taxes consisted of the following for years ended December 31:

                                                       2001       2000       1999
                                                       ----       ----       ----
U.S.................................................  $ 7,236    $ 7,469    $ 7,553
Non-U.S.............................................   28,163     20,778     10,392
                                                      -------    -------    -------
Total...............................................  $35,399    $28,247    $17,945
                                                      =======    =======    =======

     The provision (benefit) for income taxes consists of the following for the years ended December 31:

                                                        2001       2000       1999
                                                        ----       ----       ----
U.S. Federal and state:
  Current............................................  $ 2,986    $ 3,276    $3,079
  Deferred...........................................    8,620      6,409     3,354
                                                       -------    -------    ------
  Total U.S. Federal and state.......................   11,606      9,685     6,433
                                                       -------    -------    ------
Non-U.S.:
  Current............................................    1,466        961       315
  Deferred...........................................      167        (82)      (37)
                                                       -------    -------    ------
  Total non-U.S......................................    1,633        879       278
                                                       -------    -------    ------
  Total..............................................  $13,239    $10,564    $6,711
                                                       =======    =======    ======

     The following table sets forth the significant differences between the U.S. federal statutory taxes and the Company's provision for income taxes for consolidated financial statement purposes:

                                                        2001       2000       1999
                                                        ----       ----       ----
Tax expense at U.S. Federal statutory rate...........  $12,390    $ 9,604    $6,101
State and local income taxes, net of Federal
  benefit............................................      361        375       398
Non-deductible Goodwill amortization.................      111        108       109
Other................................................      377        477       103
                                                       -------    -------    ------
Total income taxes...................................  $13,239    $10,564    $6,711
                                                       =======    =======    ======

     The Company's deferred tax assets (liabilities) are comprised of the following at December 31:

                                                               2001       2000
                                                               ----       ----
Deferred tax assets:
  Net operating losses......................................  $    --    $   120
  Timing differences........................................    1,042        367
Net deferred tax assets.....................................    1,042        487
Deferred tax liabilities:
Undistributed Indian income.................................   25,535     17,189
Total deferred tax liabilities..............................   25,535     17,189
Net deferred tax liability..................................  $24,493    $16,702

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

     CTS India is an export oriented company that is entitled to claim a tax holiday for a period of nine years from April 1995 through March 2004 in respect to its export profits. Under the Indian Income Tax Act of 1961, substantially all of the earnings of the Company's Indian subsidiary are currently exempt from Indian Income Tax as profits are attributable to export operations. However, since management currently intends to repatriate all accumulated earnings from India to the United States, the Company has provided deferred U.S. income taxes on all such undistributed earnings. Deferred U.S. income taxes on unremitted earnings from other foreign entities have not been provided for as it is the Company's intent to reinvest such earnings. Such income taxes are not material. The Company has determined that the income taxes recorded by the Company would not be materially different in the absence of the current tax exemption and, therefore, the tax exemption had no material effect on earnings per share.

8. CAPITAL STOCK

     A. Common Stock. On June 12, 1998, the Company amended and restated its certificate of incorporation to authorize 100,000,000 shares of Class A common stock, par value $.01 per share, 15,000,000 shares of Class B common stock, par value $.01 per share, and 15,000,000 shares of preferred stock, par value $.10 per share, and effected a 0.65 for one reverse stock split. Holders of Class A common stock have one vote per share and holders of Class B common stock have ten votes per share. Holders of Class B common stock are entitled to convert their shares into Class A common stock at any time on a share for share basis. Shares of Class B Common Stock transferred to stockholders of IMS Health in a transaction intended to be on a tax-free basis (a "Tax-Free Spin-Off") under the Code shall not convert to shares of Class A Common Stock upon the occurrence of such Tax-Free Spin-Off. No preferred stock has been issued.

     Subsequent to the IPO, the underwriters exercised their right to purchase an additional 875,100 shares of Class A Common Stock. As a result, IMS Health, the majority owner and controlling parent of the Company, converted 875,100 shares of Class B Common stock into Class A Common Stock and subsequently sold such shares.

     On February 11, 2000, the Board of Directors declared a 2-for-1 stock split of Class A and Class B Common Stock effected by a 100% dividend payable on March 16, 2000 to stockholders of record on March 2, 2000. The stock split has been reflected in the financial statements, and all applicable references to the number of outstanding common shares and per share information has been restated. Appropriate adjustments have been made in the exercise price and number of shares subject to stock options. Stockholders' equity account have been restated to reflect the reclassification of an amount equal to the par value of the increase in issued common shares from the capital in excess of par value account to the common stock accounts.

     On May 23, 2000, the stockholders of the Company approved an increase in the number of authorized Class B common Stock from 15,000,000 shares to 25,000,000 shares.

     B. Redeemable Common Stock. On July 25, 1997, certain management employees of the Company and its affiliates subscribed and subsequently purchased Common Stock under the "Key Employees Restricted Stock Purchase Plan." These shares were purchased by the employees at the then estimated fair market value of $1.93 per share. Holders of the stock may put, at any time, to the Company their shares at the lower of the purchase price or the share price based on a valuation of the Company at the time of the put. Upon consummation of the IPO, this put right terminated. The Company initially recorded the value of the purchased stock outside the equity section. In 1998, upon the completion of the initial public offering, all redemption conditions were removed, and the shares were reclassified to common stock.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

9. EMPLOYEE STOCK OPTION PLAN

     In July 1997, CTS adopted a Key Employees Stock Option Plan, which provides for the grant of up to 1,397,500 stock options to eligible employees. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. As a result of the IPO, all options have a life of ten years, vest proportionally over four years and have an exercise price equal to the fair market value of the common stock on the grant date.

     In December 1997, CTS adopted a Non-Employee Directors' Stock Option Plan, which provides for the grant of up to 143,000 stock options to eligible directors. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. As a result of the IPO, all options have a life of ten years, vest proportionally over two years and have an exercise price equal to the fair market value of the common stock on the grant date.

     In March 1998, CTS granted non-qualified stock options to purchase an aggregate of 97,500 shares to CTS's Chairman and Chief Executive Officer at an exercise price of $13.84 per share, an amount less than the then fair market value of the shares on the date of the grant. The Company has recorded the related compensation expense over the vesting period of these options.

     In May 1999, CTS adopted the 1999 Incentive Compensation Plan, which provides for the grant of up to 2,000,000 stock options to eligible employees, nonemployee Directors and independent contractors. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. All options have a life of ten years, vest proportionally over four years, unless specified otherwise, and have an exercise price equal to the fair market value of the common stock on the grant date. On May 23, 2000, the stockholders of the Company approved an increase in the number of shares available for issuance under this plan from 2,000,000 to 3,000,000 shares. On May 30, 2001, the stockholders of the Company approved an increase in the number of shares available for issuance under this plan from 3,000,000 to 6,000,000.

     A summary of the Company's stock option activity, and related information is as follows as of December 31, 2001, 2000 and 1999:

                                    ------------------------------------------------------------------
                                      2001        2001       2000        2000       1999        1999
                                    ------------------------------------------------------------------
                                                WEIGHTED               WEIGHTED               WEIGHTED
                                                AVERAGE                AVERAGE                AVERAGE
                                                EXERCISE               EXERCISE               EXERCISE
                                     SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                     ------     --------    ------     --------    ------     --------
Outstanding at beginning of
  year............................  3,681,312    $18.90    2,551,808    $ 8.37    1,370,052    $ 2.93
  Granted, Employee Option Plan...         --        --           --        --      122,400    $13.73
  Granted, Directors Option
    Plan..........................         --        --           --        --       40,000     11.16
  Granted, 1999 Incentive Comp.
    Plan..........................  1,541,600    $31.71    1,408,000    $37.59    1,277,000     12.58
  Exercised.......................   (666,019)   $ 7.71     (129,868)   $ 6.01     (191,494)     2.88
  Cancelled.......................   (238,352)   $37.57     (147,878)   $26.43      (66,150)     4.51
  Expired.........................    (13,000)   $53.70         (750)   $12.22           --        --
                                    ---------              ---------              ---------
Outstanding -- end of year........  4,305,541    $24.08    3,681,312    $18.90    2,551,808    $ 8.37
Exercisable -- end of year........  1,192,510    $13.99      956,608    $ 5.83      441,902    $ 3.40

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

     The following summarizes information about the Company's stock options outstanding and exercisable by price range at December 31, 2001:

---------------------------------------------------------------------------------------------
              OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------
                               WEIGHTED AVERAGE
                                  REMAINING          WEIGHTED                     WEIGHTED
   RANGE OF        NUMBER      CONTRACTUAL LIFE      AVERAGE                      AVERAGE
EXERCISE PRICES  OUTSTANDING       IN YEARS       EXERCISE PRICE    OPTIONS    EXERCISE PRICE
---------------  -----------   ----------------   --------------    -------    --------------
 $1.93 - $1.93      386,404       5.5 Years           $ 1.93         386,404       $ 1.93
 $3.46 - $5.00      206,532       6.3 Years           $ 4.24         162,276       $ 4.04
 $5.44 - $8.06       16,500       6.7 Years           $ 6.23           5,000       $ 5.96
$10.75 - $15.36   1,064,055       7.4 Years           $12.39         351,155       $12.36
$20.78 - $30.94   1,069,800       9.3 Years           $28.12           2,000       $29.94
$31.50 - $45.50   1,404,250       8.9 Years           $35.43         229,175       $33.35
$47.91 - $68.75     158,000       8.3 Years           $56.53          56,500       $56.89
                  ---------                                        ---------
     Total        4,305,541       8.2 Years           $24.08       1,192,510       $13.99

     Compensation cost recognized by the Company under APB 25 was $11, $35 and $172 for 2001, 2000 and 1999, respectively.

     Had compensation cost for the Company's stock-based compensation plans, as well as the IMS Health options held by certain executive officers (See Note 10 to the Consolidated Financial Statements), been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                               DECEMBER 31,
                                                        ---------------------------
                                                         2001      2000      1999
                                                         ----      ----      ----
Net income
  As reported.........................................  $22,160   $17,683   $11,234
  Pro forma...........................................  $15,033   $12,815   $10,047
As reported
  Net income per share, basic.........................  $  1.17   $  0.95   $  0.61
  Net income per share, diluted.......................  $  1.09   $  0.87   $  0.58
Pro forma
  Net income per share, basic.........................  $  0.79   $  0.69   $  0.55
  Net income per share, diluted.......................  $  0.74   $  0.63   $  0.52

     The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

     For purposes of pro forma disclosures only, the fair value for all Company options was estimated at the date of grant using the Black-Scholes option model with the following weighted average assumptions in 2001; risk-free interest rate of 4.3%, expected dividend yield of 0.0%, expected volatility of 78% and weighted average expected life of 3.0 years. 2000 assumptions; risk-free interest rate of 6.1%, expected dividend yield of 0.0%, expected volatility of 75% and expected life of 3.9 years. 1999 assumptions; risk-free interest rate of 5.6%, expected dividend yield of 0.0%, expected volatility of 75.0% and expected life of 3.9 years. The weighted-average fair value of the Company's options granted during 2001, 2000 and 1999 was $16.68, $21.71 and $7.45, respectively. The assumptions used in 1999 for IMS Health stock options were: risk-free interest rate of 4.8%, expected dividend yield of 0.3%, expected volatility of 35.0% and expected life of 3.0 years. The assumptions used in 1998 for IMS Health stock options were: risk-free

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION interest rate of 5.5%, expected dividend yield of 0.3%, expected volatility of 25.0% and expected life of 3.0 years. The weighted average fair value of IMS Health stock options granted to certain executive officers in 1998 was $7.14 and in 1999 was $9.99.

10.  RELATED PARTY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

     Revenues. The Company and IMS Health have entered into Master Services Agreements pursuant to which the Company provides IT services to IMS Health. In 2001, the Company recognized related party revenues totaling $18,809 including revenues from IMS Health. In 2000, the Company recognized related party revenues totaling $14,273 including revenues from IMS Health and Strategic Technologies (through August 30, 2000). In 1999, the Company recognized related party revenues totaling $14,820 including revenues from IMS Health and Strategic Technologies.

     Affiliated Agreements. In 1997, the Company entered into various agreements with Cognizant which were assigned to IMS Health as part of the 1998 Reorganization. The agreements include an Intercompany Services Agreement for services provided by IMS Health such as payroll and payables processing, tax, real estate and risk management services, a License Agreement to use the "Cognizant" trade name and an Intercompany Agreement. On July 1, 1998, IMS Health transferred all of its rights to the "Cognizant" name and related trade and service marks to the Company.

     Services. IMS Health currently provides the Company with certain administrative services, including payroll and payables processing and permits the Company to participate in IMS Health's business insurance plans. In prior periods, IMS Health provided certain other services such as tax planning and compliance, which have now been transitioned to the Company. All services were performed under the CTS/IMS Health intercompany services agreement. Total costs charged to the Company by IMS Health in connection with these services were $440, $254 and $350 for the years ended December 31, 2001, 2000 and 1999, respectively.

     In December 2001, the Company paid IMS Health a one-time fee of approximately $825 under an alliance agreement in which the Company was named "vendor of choice" for IT services to the pharmaceutical industry.

     Intercompany receivables/payables to IMS Health at December 31, 2001, 2000 and 1999 are as follows:

                                                              2001   2000   1999
                                                              ----   ----   ----
Proceeds from (payments to), net............................  --      $8    $(24)

     In addition, the Company has a certain relationship with the former Erisco Managed Care Technologies ("Erisco"), which is now a wholly owned subsidiary of The Trizetto Group, Inc. ("Trizetto"). As of December 31, 2001, IMS Health owned approximately 26.8% of the outstanding common stock of Trizetto. During 2001 the Company recorded revenues from Erisco of approximately $401 and payments to Erisco for commissions and marketing fees of approximately $1,012.

     Pension Plans. Certain U.S. employees of the Company participate in IMS Health's defined benefit pension plans. The plans are cash balance pension plans under which six percent of creditable compensation plus interest is credited to the employee's retirement account on a monthly basis. The cash balance earns monthly investment credits based on the 30-year Treasury bond yield. At the time of retirement, the vested employee's account balance is

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION actuarially converted into an annuity. The Company's cost for these plans is included in the allocation of expense from IMS Health for employee benefits plans.

     Stock Options. In November 1996, in consideration for services to the Company, Cognizant Corporation granted an executive officer and director of the Company options to purchase an aggregate of 114,900 shares (on a pre-split basis) of the common stock of Cognizant Corporation at an exercise price of $33.38 per share. Such executive officer and director agreed to forfeit options to purchase 58,334 shares (on a pre-split basis) of Cognizant Corporation common stock upon the consummation of the Company's initial public offering. In July 1998, IMS Health granted an executive officer options to purchase an aggregate of 8,158 shares (on a pre-split basis) of the common stock of IMS Health at an exercise price of $30.17 per share. All remaining such options have since been converted into options to purchase the common stock of IMS Health as a result of the Reorganization that occurred on July 1, 1998, the two-for-one split of IMS Health stock that occurred on January 15, 1999, the distribution of Gartner
Group          shares that occurred on July 26, 1999 and the distribution of
Synavant Inc. (formerly known as Strategic Technologies) shares that occurred on August 30, 2000. At December 31, 2001 after adjusting for the Reorganization, the split of IMSH stock and the distribution of Gartner Group and Synavant Inc. shares, such officer had 143,687 options in IMS Health outstanding at a weighted average exercise price of $14.47 per share. At December 31, 2001, 127,470 options were exercisable.

     In November 1996, Cognizant Corporation granted an executive officer options to purchase an aggregate of 60,000 shares (on a pre-split basis) of the common stock of Cognizant Corporation at an exercise price of $33.38 per share. In addition, in November 1996, such executive officer was granted options to purchase an aggregate of 20,000 shares (on a pre-split basis) of the common stock of Cognizant Corporation at an exercise price of $33.38 per share, which was equal to the fair market value at the grant date, by paying ten percent of the option exercise price as an advance payment toward such exercise. The unvested portion of such advance payment is refundable under certain conditions. The remaining 90 percent is payable at exercise. In July 1998, IMS Health granted an executive officer options to purchase an aggregate of 9,106 shares (on a pre-split basis) of the common stock of IMS Health at an exercise price of $30.17 per share. All remaining such options have since been converted into options to purchase the common stock of IMS Health as a result of the Reorganization, the two-for-one split of IMS Health stock, the distribution of Gartner Group and Synavant Inc. shares discussed above. At December 31, 2001, after adjusting for the Reorganization, the split of IMSH stock and the distribution of Gartner Group and Synavant Inc. shares, such officer had 68,222 options in IMS Health outstanding at a weighted average exercise price of $17.07 per share. At December 31, 2001, 39,326 options were exercisable.

11. COMMITMENTS

     As of December 31, 2001, the Company has entered into fixed capital commitments related to its India development center expansion program of approximately $10.7 million, of which $7.6 million has been spent to date.

     The Company leases office space and equipment under operating leases, which expire at various dates through the year 2010. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Future

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2001 are as follows:

2002........................................................  $ 4,761
2003........................................................    4,296
2004........................................................    2,819
2005........................................................    1,400
2006........................................................      785
Thereafter..................................................    2,033
                                                              -------
Total minimum lease payments................................  $16,094

     Rental expense totaled $3,175, $3,472, and $1,823 for years ended December 31, 2001, 2000 and 1999, respectively.

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, many of the Company's engagements involve projects that are critical to the operations of its customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to contractually limit its liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering its software development and maintenance services, there can be no assurance that the limitations of liability set forth in its contracts will be enforceable in all instances or will otherwise protect the Company from liability for damages. Although the Company has general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, would have a material adverse effect on the Company's business, results of operations and financial condition.

12. SEGMENT INFORMATION

     The Company, operating globally, provides software services for medium and large businesses. North American operations consist primarily of software services in the United States and Canada. European operations consist of software services principally in the United Kingdom. Asian operations consist of software services principally in India. The Company is managed on a geographic basis. Accordingly, regional sales managers, sales managers, account managers, project teams and facilities are segmented geographically and decisions by the Company's chief operating decision maker regarding the allocation of assets and assessment of performance are based on such geographic segmentation.

     In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Information about the Company's operations and total assets in North

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

America, Europe and Asia for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                                        2001       2000      1999
                                                        ----       ----      ----
REVENUES(1)(1a)
North America(2)....................................  $152,422   $114,932   $71,171
Europe(3)...........................................    23,092     20,959    17,352
Asia................................................     2,264      1,140       381
                                                      --------   --------   -------
Consolidated........................................  $177,778   $137,031   $88,904
                                                      ========   ========   =======
OPERATING INCOME(1)
North America(2)....................................  $ 30,536   $ 21,918   $13,328
Europe(3)...........................................     4,632      3,994     3,245
Asia................................................       452        216        72
                                                      --------   --------   -------
Consolidated........................................  $ 35,620   $ 26,128   $16,645
                                                      ========   ========   =======
IDENTIFIABLE ASSETS
North America(2)....................................  $ 88,328   $ 71,464   $43,671
Europe(4)...........................................     5,322      7,293     3,408
Asia................................................    51,333     30,783    21,947
                                                      --------   --------   -------
Consolidated........................................  $144,983   $109,540   $69,026
                                                      ========   ========   =======

---------------
 (1) Revenues and resulting operating income are attributed to regions based upon customer location.

(1a) Application development and integration services represented approximately 32.3%, 46.1% and 42.9% of revenues in 1999, 2000 and 2001, respectively.
     Application management services accounted for 44.0%, 47.0% and 51.8% of revenues in 1999, 2000 and 2001, respectively. Year 2000 compliance services represented approximately 15.6% of revenues in 1999.

 (2) Substantially all relates to operations in the United States.

 (3) Includes revenue from operations in the United Kingdom of $18,129, $13,718, and $9,933 for the year ended December 31, 2001, 2000 and 1999, respectively.

 (4) Includes identifiable assets in the United Kingdom of $5,184, $7,012, and $3,325 at December 31, 2001, 2000 and 1999, respectively.

     During 1999, 2000 and 2001, the Company's top five customers accounted for, in the aggregate, 57.3%, 39.5% and 34.7% of revenues, respectively. The Company's ten largest customers accounted for, in the aggregate, approximately 75.3%, 59.1% and 53.0% of the Company's revenues in 1999, 2000 and 2001, respectively. In 2001, sales to related party customers accounted for 10.6% of revenues. No third party customer accounted for sales in excess of 10% of revenues in 2000. In 2000, sales to related party customers accounted for 10.4% of revenues. No third party customer accounted for sales in excess of 10% of revenues in 2000. In 1999, sales to related party customers accounted for 16.7% of revenues and one third party customer accounted for 17.4% of revenues. For statement of operations purposes, revenues from related parties only include revenues recognized during the period in which the related party was affiliated with the Company.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

     Accounts Receivable Allowance:

                            BALANCE AT   CHARGED TO   CHARGED TO
                            BEGINNING    COSTS AND      OTHER                    BALANCE AT
           YEAR             OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS   END OF PERIOD
           ----             ----------   ----------   ----------   ----------   -------------
2001......................     $516        $1,895        --          $1,529         $882
2000......................     $225        $  572        --          $  281         $516
1999......................     $274        $  (31)       --          $   18         $225

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   THREE MONTHS ENDED     NINE MONTHS ENDED
                                                      SEPTEMBER 30,         SEPTEMBER 30,
                                                   -------------------   -------------------
                                                     2002       2001       2002       2001
                                                     ----       ----       ----       ----
Revenues.........................................  $55,714    $40,403    $146,510   $120,803
Revenues -- related party........................    5,519      5,099      15,565     13,514
                                                   -------    -------    --------   --------
     Total revenues..............................   61,233     45,502     162,075    134,317
Cost of revenues.................................   32,970     23,109      86,507     68,859
                                                   -------    -------    --------   --------
Gross profit.....................................   28,263     22,393      75,568     65,458
Selling, general and administrative expenses.....   14,150     11,441      37,933     34,306
Depreciation and amortization expense............    2,005      1,629       5,679      4,566
                                                   -------    -------    --------   --------
Income from operations...........................   12,108      9,323      31,956     26,586
Other income (expense):
  Interest income................................      471        643       1,305      2,006
  Other income (expense) -- net..................       24       (209)        (89)      (604)
                                                   -------    -------    --------   --------
     Total other income..........................      495        434       1,216      1,402
                                                   -------    -------    --------   --------
Income before provision for income taxes.........   12,603      9,757      33,172     27,988
Provision for income taxes.......................   (2,936)    (3,649)     (7,749)   (10,468)
                                                   -------    -------    --------   --------
Net income.......................................  $ 9,667    $ 6,108    $ 25,423   $ 17,520
                                                   =======    =======    ========   ========
Basic earnings per share.........................  $  0.49    $  0.32    $   1.30   $   0.93
                                                   =======    =======    ========   ========
Diluted earnings per share.......................  $  0.45    $  0.30    $   1.21   $   0.86
                                                   =======    =======    ========   ========
Weighted average number of common shares
  outstanding -- Basic...........................   19,862     19,184      19,618     18,896
                                                   =======    =======    ========   ========
Dilutive effect of shares issuable as of
  period-end under stock option plans............    1,589      1,331       1,422      1,486
                                                   =======    =======    ========   ========
Weighted average number of common shares
  outstanding -- Diluted.........................   21,451     20,515      21,040     20,382
                                                   =======    =======    ========   ========
Comprehensive income:
Net income.......................................  $ 9,667    $ 6,108    $ 25,423   $ 17,520
Foreign currency translation adjustments.........     (194)        50         (98)       (59)
                                                   -------    -------    --------   --------
Comprehensive income.............................  $ 9,473    $ 6,158    $ 25,325   $ 17,461
                                                   =======    =======    ========   ========

     The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

            CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT PAR VALUES)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2002            2001
                                                              -------------   ------------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $123,082        $ 84,977
  Trade accounts receivable, net of allowance of $881 and
     $882, respectively.....................................      30,206          21,063
  Trade accounts receivable-related party...................       1,614           1,481
  Unbilled accounts receivable..............................       6,719           5,005
  Unbilled accounts receivable-related party................         818             417
  Other current assets......................................       6,877           4,392
                                                                --------        --------
     Total current assets...................................     169,316         117,335
                                                                --------        --------
Property and equipment, net of accumulated depreciation of
  $22,622 and $16,805, respectively.........................      25,906          24,339
Goodwill, net...............................................         878             878
Other assets................................................       4,676           2,431
                                                                --------        --------
     Total assets...........................................    $200,776        $144,983
                                                                ========        ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $  4,817        $  3,652
  Accrued and other current liabilities.....................      27,865          18,046
                                                                --------        --------
     Total current liabilities..............................      32,682          21,698
Deferred income taxes.......................................      25,472          24,493
                                                                --------        --------
     Total liabilities......................................      58,154          46,191
                                                                --------        --------
Commitments and Contingencies (Note 7)
Stockholders' equity:
Preferred stock, $.10 par value, 15,000 shares authorized,
  none issued...............................................          --              --
Class A common stock, $.01 par value, 100,000 shares
  authorized, 8,745 shares and 8,065 shares issued and
  outstanding at September 30, 2002 and December 31, 2001,
  respectively..............................................          87              80
Class B common stock, $.01 par value, 25,000 shares
  authorized, 11,291 shares issued and outstanding at
  September 30, 2002 and December 31, 2001, respectively....         113             113
Additional paid-in-capital..................................      58,209          39,711
Retained earnings...........................................      84,469          59,046
Cumulative translation adjustment...........................        (256)           (158)
                                                                --------        --------
     Total stockholders' equity.............................     142,622          98,792
                                                                --------        --------
     Total liabilities and stockholders' equity.............    $200,776        $144,983
                                                                ========        ========

     The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                              FOR THE NINE MONTHS
                                                              ENDED SEPTEMBER 30,
                                                              --------------------
                                                                2002        2001
                                                              ---------   --------
Cash flows from operating activities:
Net income..................................................  $ 25,423    $17,520
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................     5,679      4,566
  Provision for doubtful accounts...........................       541      1,388
  Deferred income taxes.....................................       979      5,675
  Tax benefit related to option exercises...................     5,545      4,101
Changes in assets and liabilities:
  Trade accounts receivable.................................    (9,817)    (1,320)
  Other current assets......................................    (4,600)    (5,318)
  Other assets..............................................       852        133
  Accounts payable..........................................     1,165        146
  Accrued and other liabilities.............................     9,819     (3,176)
                                                              --------    -------
Net cash provided by operating activities...................    35,586     23,715
                                                              --------    -------
Cash flows from investing activities:
Purchases of property and equipment-net.....................    (7,599)   (10,691)
Acquisition of assets.......................................    (2,744)        --
                                                              --------    -------
Net cash used in investing activities.......................   (10,343)   (10,691)
                                                              --------    -------
Cash flows from financing activities:
Proceeds from issued shares/contributed capital.............    12,960      4,818
Payments to related party...................................        --          8
                                                              --------    -------
Net cash provided by financing activities...................    12,960      4,826
                                                              --------    -------
Effect of currency translation..............................       (98)       (59)
                                                              --------    -------
Increase in cash and cash equivalents.......................    38,105     17,791
Cash and cash equivalents, beginning of year................    84,977     61,976
                                                              --------    -------
Cash and cash equivalents, end of period....................  $123,082    $79,767
                                                              ========    =======

     The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 1 -- INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

     The accompanying unaudited condensed consolidated financial statements included herein have been prepared by Cognizant Technology Solutions Corporation (the "Company") in accordance with generally accepted accounting principles in the United States and Article 10 of Regulation S-X under the Securities Exchange Act of 1934, as amended, and should be read in conjunction with the Company's consolidated financial statements (and notes thereto) included in the Company's 2001 Annual Report on Form 10-K and the Company's unaudited condensed consolidated financial statements (and notes thereto) included in the Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 2002 and June 30, 2002. In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the accompanying unaudited condensed consolidated financial statements have been included, and all adjustments are of a normal and recurring nature. Operating results for the interim period are not necessarily indicative of results that may be expected to occur for the entire year. Certain prior-year amounts have been reclassified to conform to the 2002 presentation.

NOTE 2 -- ACQUISITION OF ASSETS:

     On June 30, 2002, Cognizant Technology Solutions Ireland Limited ("CTS Ireland"), a newly formed, wholly-owned subsidiary of the Company, purchased certain assets and assumed certain liabilities from UnitedHealthcare Ireland Limited ("UHC Ireland"), a subsidiary of UnitedHealth Group, for $2,900. UHC Ireland previously provided, and will continue to provide through CTS Ireland, application design, development and maintenance services, using its existing staff of 70 Information Technology ("IT") professionals. The acquisition of the assets of UHC Ireland will enable the Company to provide a wide range of services to the Company's clients in Europe and worldwide and represents the initial phase of the implementation of the Company's previously announced international expansion strategy.

     The Company has completed a preliminary assessment of the allocation of the purchase price to the tangible and amortizable intangible assets acquired and liabilities assumed. Based upon that preliminary assessment, the Company has assigned estimated values to the workforce and customer relationship acquired, and expects the useful lives of such assets to range between three and ten years. Amortization expense associated with these intangible assets of $114 has been included in the Company's Statements of Operations for the three and nine-month periods ended September 30, 2002. The Company expects that adjustments related to the finalization of the valuation of such intangible assets will not have a material effect on the Company's results of operations. Pending finalization of the valuation, the purchase price, net of amounts assigned to fixed assets of approximately $260, has been included in long-term "Other Assets" in the accompanying Balance Sheet. Such net assets have been included as identifiable assets in the European segment in Note 8 of the Notes to the Unaudited Condensed Consolidated Financial Statements.

     The results of CTS Ireland have been included in the unaudited condensed consolidated financial statements of the Company effective July 1, 2002.

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

NOTE 3 -- COMPREHENSIVE INCOME:

     The Company's Comprehensive Income consists of net income and foreign currency translation adjustments. Accumulated balances of Cumulative Translation Adjustments, as of September 30, 2002 and September 30, 2001 are as follows:

                                                               CUMULATIVE
                                                               TRANSLATION
                                                               ADJUSTMENT
                                                               -----------
Balance, December 31, 2001..................................      $(158)
Foreign currency translation adjustments....................        (98)
                                                                  -----
Balance, September 30, 2002.................................      $(256)
                                                                  =====
Balance, December 31, 2000..................................      $ (50)
Foreign currency translation adjustments....................        (59)
                                                                  -----
Balance, September 30, 2001.................................      $(109)
                                                                  =====

NOTE 4 -- RELATED PARTY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES:

     As of September 30, 2002, IMS Health Incorporated ("IMS Health") owned 56.4% of the outstanding common stock of the Company (representing all of the Company's Class B common stock) and held 92.8% of the combined voting power of the Company's common stock. Holders of Class A common stock have one vote per share and holders of Class B common stock have ten votes per share. Holders of Class B common stock are entitled to convert their shares into shares of Class A common stock at any time on a share for share basis. Shares of Class B common stock transferred to stockholders of IMS Health in a transaction intended to be on a tax-free basis (a "Tax-Free Transaction") under the Internal Revenue Code shall not convert into shares of Class A common stock upon the occurrence of such Tax-Free Transaction. No preferred stock has been issued.

     IMS Health currently provides the Company with certain administrative services including payroll and payables processing and permits the Company to participate in certain of IMS Health's business insurance plans. In prior periods, IMS Health provided certain other services such as tax planning and compliance, which have since been transitioned to the Company. All services are performed and charged to the Company under an intercompany services agreement with IMS Health. Total costs in connection with these services were approximately $139 and $110 for the three-month periods ended September 30, 2002 and 2001, respectively. Total costs in connection with these services were approximately $417 and $330 for the nine-month periods ended September 30, 2002 and 2001, respectively.

     The Company has a strategic relationship with The TriZetto Group Inc. ("TriZetto") that includes helping its healthcare customers integrate TriZetto's products with their existing information systems and, within TriZetto, supporting further development of these software applications. As of September 30, 2002, IMS Health owned approximately 26.5% of the outstanding common stock of TriZetto. During the three- and nine-month periods ended September 30, 2002, the Company recorded revenues from TriZetto of approximately $1,199 and $1,302, respectively, and recorded expense related to TriZetto commissions of approximately $123 and $456 for the three- and nine-month periods ended September 30, 2002, respectively. During the three- and nine-month periods ended September 30, 2001, the Company recorded revenues from TriZetto of approximately $401 and recorded expense related to TriZetto

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION commissions of approximately $0 and $793 for the three- and nine-month periods ended September 30, 2001, respectively.

     Other related party disclosures are included in Note 8 of the Notes to the Unaudited Condensed Consolidated Financial Statements.

NOTE 5 -- INCOME TAXES:

     The Company's Indian subsidiary, CTS India, is an export-oriented company which, under the Indian Income Tax Act of 1961, is entitled to claim tax holidays for a period of ten years with respect to its export profits. Substantially all of the earnings of CTS India are attributable to export profits and are therefore currently entitled to a 90% exemption from Indian income tax. These tax holidays will begin to expire in 2004 and under current law will be completely phased out by March of 2009. In prior years, it was management's intent to repatriate all accumulated earnings from India to the United States; accordingly, the Company has provided deferred income taxes in the amount of approximately $25,535 on all such undistributed earnings through December 31, 2001.

     During the first quarter of 2002, the Company made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, the Company intends to use 2002 and future Indian earnings to expand operations outside of the United States, instead of repatriating these earnings to the United States. Accordingly, effective January 1, 2002, pursuant to Accounting Principles Bulletin 23, the Company will no longer accrue taxes on the repatriation of earnings recognized in 2002 and subsequent periods as these earnings are considered to be indefinitely reinvested outside of the United States. As of September 30, 2002, the amount of unrepatriated earnings upon which no provision for taxation has been recorded is approximately $21,224. If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, the Company will accrue the applicable amount of taxes associated with such earnings. This change in intent, as well as a change in the second quarter in the manner in which repatriated earnings are taxed in India, resulted in an estimated effective tax rate for the three-and nine-month periods ended September 30, 2002 of 23.3% and 23.4%, respectively. These rates compare to an effective tax rate for the three- and nine-month periods ended September 30, 2001 of 37.4%.

     During the nine-month period ended September 30, 2002, stock option exercises resulted in a tax benefit to the Company of approximately $5,546. This benefit is netted against certain short-term tax obligations and included in the caption "Other Current Assets" on the accompanying balance sheet.

NOTE 6 -- ADOPTION OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS:

     Statements of Financial Accounting Standards Adopted:

     In June 2001, Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141") and Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("FAS 142") were issued. FAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. FAS 141 also specifies criteria that intangible assets acquired must meet to be recognized and reported separately from goodwill. FAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. FAS 142 is effective for fiscal years beginning

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION after December 15, 2001. The adoption of FAS 141 and FAS 142 did not have a material effect on the Company's financial position or results of operations. The following table sets forth the Company's results had FAS 142 been applied to the prior-period financial statements presented herein.

                                                                          NINE MONTHS
                                                  THREE MONTHS ENDED         ENDED
                                                  SEPTEMBER 30, 2001   SEPTEMBER 30, 2001
                                                  ------------------   ------------------
Reported Net Income.............................        $6,108              $17,520
Reversal of Goodwill Amortization -- net of
  tax...........................................            79                  238
                                                        ------              -------
Adjusted Net Income excluding Goodwill
  Amortization..................................        $6,187              $17,758
Adjusted Basic EPS excluding Goodwill
  Amortization..................................        $ 0.32              $  0.94
Adjusted Diluted EPS excluding Goodwill
  Amortization..................................        $ 0.30              $  0.87

     In August 2001, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("FAS 144") was issued. FAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets to be Disposed of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently occurring Events and Transactions." FAS 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. FAS 144 retains the fundamental provisions of FAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while resolving significant implementation issues associated with FAS 121. Among other things, FAS 144 provides guidance on how long-lived assets used as part of a group should be evaluated for impairment, establishes criteria for when long-lived assets are held for sale, and prescribes the accounting for long-lived assets that will be disposed of other than by sale. FAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of FAS 144 did not have a material impact on the Company's financial position and results of operations.

     In April 2002, Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145") was issued. FAS 145 updates, clarifies and simplifies existing accounting pronouncements and is generally effective for transactions occurring after May 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

     Statements of Financial Accounting Standards Not Yet Adopted:

     In June 2001, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143") was issued. FAS 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs that result from the acquisition, construction, or development and normal operation of a long-lived asset. Upon initial recognition of a liability for an asset retirement obligation, FAS 143 requires an increase in the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated to expense using a systematic

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION and rational method over the asset's useful life. FAS 143 is effective for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

     In June 2002, Statement of Financial Accounting Standards No. 146, "Accounting for Exit or Disposal Activities" ("FAS 146") was issued. FAS 146 addresses the accounting for costs to terminate a contract that is not a capital lease, costs to consolidate facilities and relocate employees, and involuntary termination benefits under one-time benefit arrangements that are not an ongoing benefit program or an individual deferred compensation contract. A liability for contract termination costs should be recognized and measured at fair value either when the contract is terminated or when the entity ceases to use the right conveyed by the contract. A liability for one-time termination benefits should be recognized and measured at fair value at the communication date if the employee would not be retained beyond a minimum retention period (i.e., either a legal notification period or 60 days, if no legal requirement exists). For employees that will be retained beyond the minimum retention period, a liability should be accrued ratably over the future service period. The provisions of the statement will be effective for disposal activities initiated after December 31, 2002. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

     In October 2002, Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions" ("FAS 147") was issued. FAS 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. FAS 147 also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. The provisions of the statement will be effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

NOTE 7 -- CONTINGENCIES AND COMMITMENTS:

     As of September 30, 2002, the Company has entered into fixed capital commitments related to its India development center expansion program of approximately $20,109, of which approximately $10,924 has been spent to date.

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on the Company's quarterly or annual operating results, cash flows, or consolidated financial position. Additionally, many of the Company's engagements involve projects that are critical to the operations of its customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts by contract to limit its liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering its application design, development and maintenance services, there can be no assurance that the limitations of liability set forth in its contracts will be enforceable in all instances or will otherwise protect the Company from liability for damages. Although the Company has general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on the Company's business, results of operations and financial condition.

NOTE 8 -- SEGMENT INFORMATION:

     The Company is a leading provider of custom IT design, development, integration and maintenance services primarily for Fortune 1000 companies located in the United States and Europe. The Company's core competencies include web-centric applications, data warehousing, component-based development and legacy and client-server systems. The Company provides the IT services it offers using an integrated on-site/offshore business model. This seamless onsite/offshore model combines technical and account management teams located on-site at the customer location and offshore at dedicated development centers located in India and Ireland. North American operations consist primarily of application design, development and maintenance services in the United States and Canada. European operations consist primarily of application design, development and maintenance services principally in the United Kingdom, Germany and Ireland. European identifiable assets include the net assets resulting from the acquisition of certain assets and liabilities from UHC Ireland (See Note 2 to the Notes to the Unaudited Condensed Consolidated Financial Statements). Asian operations consist primarily of application design, development and maintenance services principally in India. The Company is managed on a geographic basis. Accordingly, regional sales managers, sales managers, account managers, project teams and facilities are segmented geographically and decisions by the Company's chief operating decision maker regarding the allocation of assets and assessment of performance are based on such geographic segmentation. Revenues and resulting operating income are attributed to regions based upon customer location, and exclude the effect of intercompany revenue for services provided by CTS India to other CTS entities.

     Information about the Company's operations and total assets in North America, Europe and Asia for the periods ended September 30, 2002 and 2001 are presented in accordance with Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information," as follows:

                                           THREE MONTHS ENDED     NINE MONTHS ENDED
                                              SEPTEMBER 30,         SEPTEMBER 30,
                                           -------------------   -------------------
                                             2002       2001       2002       2001
                                             ----       ----       ----       ----
REVENUES(1)
North America(2).........................  $52,913    $39,432    $140,445   $115,989
Europe...................................    8,032      5,665      20,398     17,203
Asia.....................................      288        405       1,232      1,125
                                           -------    -------    --------   --------
Consolidated.............................  $61,233    $45,502    $162,075   $134,317
                                           =======    =======    ========   ========
OPERATING INCOME(1)
North America(2).........................  $10,463    $ 8,079    $ 27,692   $ 22,959
Europe...................................    1,588      1,161       4,021      3,403
Asia.....................................       57         83         243        224
                                           -------    -------    --------   --------
Consolidated.............................  $12,108    $ 9,323    $ 31,956   $ 26,586
                                           =======    =======    ========   ========

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
IDENTIFIABLE ASSETS                                             2002       2001
-------------------                                             ----       ----
North America(2)............................................  $ 84,458   $ 89,576
Europe......................................................    11,741      5,946
Asia........................................................   104,577     43,051
                                                              --------   --------
Consolidated................................................  $200,776   $138,573
                                                              ========   ========

---------------

(1) Revenues and resulting operating income are attributed to regions based upon customer location.

(2) Primarily relates to operations in the United States.

     In the third quarter of 2002, sales to one related party customer (IMS Health) accounted for 9.0% of revenues and sales to one third-party customer (Metropolitan Life Insurance Company) accounted for 11.5% of revenues. In the third quarter of 2001, sales to one related party customer (IMS Health) accounted for 11.2% of revenue and no third party accounted for sales in excess of 10% of revenue. During the nine months ended September 30, 2002, sales to IMS Health accounted for 9.6% of revenues and no third party customer accounted for sales in excess of 10% of revenue. During the none months ended September 30, 2001 sales to IMS Health accounted for 10.1% of revenues and no third party customer accounted for sales in excess of 10% of revenue.

     Revenues related to services performed without a signed agreement or work order are not recognized until such agreements or work orders are signed; however the cost related to the performance of such work is recognized in the period the services are rendered.

     A majority of the Company's employees and a significant portion of the Company's assets are located in India. Accordingly, the Company bears certain geo-political risks of local and cross-border conflicts within this geographic region.

NOTE 9 -- SUBSEQUENT EVENTS:

ACQUISITION OF ASSETS

     On October 29, 2002, the Company completed the transfer of Silverline Technologies, Inc.'s American Express practice to the Company. The Company will now provide application design, development and maintenance services to American Express through an acquired workforce of approximately three hundred IT and support professionals located primarily in the United States and India.

     The Company has commenced a preliminary assessment of the allocation of the consideration paid of approximately $10,400 to the amortizable intangible assets acquired in this transaction. Since the transfer was effected on October 29, 2002, the results of operations of this transfer will be included in the consolidated financial statements of the Company commencing from that date. The operating results from this transaction are not expected to be material to the Company.

PROPOSED SPLIT-OFF TRANSACTION

     The Company intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) concurrently with the filing of this Quarterly Report. The registration statement is being filed for the purpose of registering a proposed offer by IMS Health

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION to exchange shares of the Company's Class B common stock owned by IMS Health for a yet to be determined number of shares of common stock of IMS Health (the "Exchange Offer"). At September 30, 2002, IMS Health owned approximately 56.4% of the outstanding stock of the Company (representing all of the Company's outstanding Class B common stock) and held approximately 92.8% of the combined voting power of the Company's outstanding common stock. It is expected that IMS Health will seek to exchange up to 11,291 shares of the Company's Class B common stock in the Exchange Offer, representing all Class B shares of the Company that are currently owned by IMS Health. The exchange offer, which is subject to SEC review and certain conditions, is expected to occur in the first quarter of 2003. The Company expects to incur significant costs in connection with this proposed transaction. Such costs will be expensed as incurred.

     The shares of the Company's Class B common stock are identical to the shares of the Company's Class A common stock, except that a holder of shares of Class B common stock is entitled to 10 votes per share, while a holder of shares of Class A common stock is entitled to one vote per share. Each share of Class B received in the Exchange Offer will convert automatically into one share of Class A common stock when it is transferred after the Exchange Offer as well as under certain other specified circumstances. The Class B common stock will not be separately listed or quoted on any exchange and will not trade separately.

     There will be no impact on the number of the Company's total shares outstanding as a result of the Exchange Offer.

     The letter of transmittal, certificates for shares of IMS Health common stock and any other required documents should be sent or delivered by each IMS Health stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of the following addresses:

              By Mail:                              By Hand:                     By Overnight Delivery:
   American Stock Transfer & Trust      American Stock Transfer & Trust     American Stock Transfer & Trust
                Company                             Company                             Company
           59 Maiden Lane                        59 Maiden Lane                    Operations Center
             Plaza Level                          Plaza Level                       6201 15th Avenue
      New York, New York 10038              New York, New York 10038            Brooklyn, New York 11219
                                                                                Attn: Reorg. Department

 For information about submitting the letter of transmittal or delivery of your shares call
                (800) 937-5449 (Toll-Free) in the United States
                     and (718) 921-8200 ext. 6820 elsewhere

     If you have any questions about how to tender or you want additional copies of the exchange offer documents, you may call the information agent at one of its numbers listed below. You may also contact either dealer manager at one of the numbers listed below or your own broker for assistance concerning the exchange offer

                The Information Agent for the Exchange Offer is:

                          [GEORGESON SHAREHOLDER LOGO]
                          17 State Street, 10th Floor
                            New York, New York 10004
                           Toll Free: (866) 203-1913
               Banks and Brokers may call collect: (212) 440-9800

             The Joint Dealer Managers for the Exchange Offer are:

            GOLDMAN, SACHS & CO.                         BEAR, STEARNS & CO. INC.
               85 Broad Street                              383 Madison Avenue
          New York, New York 10004                       New York, New York 10179
         (800) 323-5678 (Toll-Free)                     (866) 827-9756 (Toll-Free)
               (212) 902-1000                                 (212) 272-9756

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Cognizant's amended and restated certificate of incorporation and by-laws provide that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Delaware law. This limitation of liability does not affect the availability of injunctive relief or other equitable remedies. Cognizant's by-laws provide that Cognizant will indemnify its directors and officers to the fullest extent permissible under Delaware law. These indemnification provisions require Cognizant to indemnify these persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of Cognizant or any of its affiliated enterprises. In addition, Cognizant has indemnification agreements covering its directors and executive officers providing indemnification to the fullest extent permitted by applicable law and also setting forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect to any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which the action or suit was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or the other court shall deem proper.

     Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) or (b) or in the defense of any claim, issue or matter therein, the person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against the person or incurred by the person in any above capacity or arising out of the person's status as such whether or not the corporation would have the power to indemnify the person against such liabilities under Section 145.

     For information concerning Cognizant's undertaking to submit to adjudication the issue of indemnification for violation of the securities laws, see Item 22 hereof.

     Cognizant maintains insurance, at its expense, to protect any director or officer of the Company against certain expenses, liabilities or losses.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (4) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (5) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Teaneck, state of New Jersey, on January 30, 2003.


                                          COGNIZANT TECHNOLOGY SOLUTIONS
                                          CORPORATION


                                          By:     /s/ STEVEN SCHWARTZ

                                            ------------------------------------

                                                      Steven Schwartz


                                                     Vice President and
                                                  Chief Corporate Counsel



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                    SIGNATURE                                     TITLE                      DATE
                    ---------                                     -----                      ----

                        *                            Chairman of the Board and Chief   January 30, 2003
 ------------------------------------------------     Executive Officer (Principal
                Wijeyaraj Mahadeva                         Executive Officer)


                        *                               Chief Financial Officer,       January 30, 2003
 ------------------------------------------------        Treasurer and Secretary
                  Gordon Coburn                         (Principal Financial and
                                                           Accounting Officer)


                        *                                       Director               January 30, 2003
 ------------------------------------------------
                 Nancy E. Cooper


                        *                                       Director               January 30, 2003
 ------------------------------------------------
                  Robert W. Howe


                        *                                       Director               January 30, 2003
 ------------------------------------------------
                  John E. Klein


                        *                                       Director               January 30, 2003
 ------------------------------------------------
               Venetia Kontogouris


                        *                                       Director               January 30, 2003
 ------------------------------------------------
                 David M. Thomas


                        *                                       Director               January 30, 2003
 ------------------------------------------------
                Robert E. Weissman


                        *                                       Director               January 30, 2003
 ------------------------------------------------
                 Thomas M. Wendel


* By:              /s/ STEVEN SCHWARTZ
        ------------------------------------------
           (as attorney-in-fact for each of the
                    persons indicated)

                                 EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION OF EXHIBIT
-----------                            ----------------------
        3.1         Amended and Restated Certificate of Incorporation.
                    (Incorporated by reference to Exhibit 3.1 to the
                    Registrant's Registration Statement on Form S-1 (File Number
                    333-49783) which became effective on June 18, 1998.)
        3.2         Certificate of Amendment to the Registrant's Amended and
                    Restated Certificate of Incorporation. (Incorporated by
                    reference to Exhibit 3.1 to the Registrant's Quarterly
                    Report on Form 10-Q for the quarter ended June 30, 2000.)
        3.3*        Form of Restated Certificate of Incorporation to take effect following completion of the exchange offer.
        3.4         By-laws. (Incorporated by reference to Exhibit 3.2 to the
                    Registrant's Registration Statement on Form S-1 (File Number
                    333-49783) which became effective on June 18, 1998.)
        3.5*        Form of Amended and Restated By-laws to take effect
                    following completion of the exchange offer.
        4.1*        Specimen Certificate for shares of class B common stock.
        4.2**       Specimen Certificate for shares of class A common stock.
        5.1*        Opinion of Simpson Thacher & Bartlett.
        8.1*        Tax opinion of McDermott, Will & Emery.
       10.1         Form of Indemnification Agreement for Directors and
                    Officers. (Incorporated by reference to Exhibit 10.1 to the
                    Registrant's Registration Statement on Form S-1 (File Number
                    333-49783) which became effective on June 18, 1998.)
       10.2         Amended and Restated Cognizant Technology Solutions Key
                    Employees' Stock Option Plan. (Incorporated by reference to
                    Exhibit 10.2 to the Registrant's Registration Statement on
                    Form S-1 (File Number 333-49783) which became effective on
                    June 18, 1998.)
       10.3         Amended and Restated Cognizant Technology Solutions
                    Non-Employee Directors' Stock Option Plan. (Incorporated by
                    reference to Exhibit 10.3 to the Registrant's Registration
                    Statement on Form S-1 (File Number 333-49783) which became effective on June 18, 1998.)
       10.4         Option Agreement between the Registrant and Wijeyaraj
                    Mahadeva. (Incorporated by reference to Exhibit 10.4 to the
                    Registrant's Registration Statement on Form S-1 (File Number
                    333-49783) which became effective on June 18, 1998.)
       10.5         Form of Master Services Agreement between the Registrant and each of I.M.S. International, Inc., IMS America, Ltd. and
                    Nielsen Media Research, Inc. (Incorporated by reference to
                    Exhibit 10.5 to the Registrant's Registration Statement on
                    Form S-1 (File Number 333-49783) which became effective on
                    June 18, 1998.)
       10.6         Intercompany Agreement between the Registrant and Cognizant
                    Corporation. (Incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 (File
                    Number 333-49783) which became effective on June 18, 1998.)
       10.7         Intercompany Services Agreement between the Registrant and
                    Cognizant Corporation. (Incorporated by reference to Exhibit
                    10.8 to the Registrant's Registration Statement on Form S-1
                    (File Number 333-49783) which became effective on June 18,
                    1998.)
       10.8         Form of Severance and Non-Competition Agreement between the
                    Registrant and each of its Executive Officers. (Incorporated by reference to Exhibit 10.9 to the Registrant's
                    Registration Statement on Form S-1 (File Number 333-49783)
                    which became effective on June 18, 1998.)

EXHIBIT NO.                            DESCRIPTION OF EXHIBIT
-----------                            ----------------------
       10.9         Sublease dated August 28, 1998 by and between Trans Tec
                    Services, Inc., as Sublessor, and the Registrant, as
                    Sublessee (Incorporated by reference to Exhibit 10.10 to the
                    Registrant's Annual Report on Form 10-K for the year ended
                    December 31, 1998.)
       10.10        1999 Incentive Compensation Plan, as amended. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly
                    Report on Form 10-Q for the quarter ended June 30, 2001.)
       10.11        Employee Stock Purchase Plan. (Incorporated by reference to
                    Exhibit 10.2 to the Registrant's Quarterly Report on Form
                    10-Q for the quarter ended June 30, 1999.)
       10.12        Sublease dated as of April 6, 2001 by and between American
                    Express Travel Related Services Company, Inc., as Sublessor,
                    and the Registrant, as Sublessee. (Incorporated by reference to Exhibit 10.13 to the Registrant's Annual Report on Form
                    10-K for the year ended December 31, 2002.)
       10.13*       Distribution Agreement between IMS Health Incorporated and the Registrant dated January 7, 2003.
       21*          List of subsidiaries of the Registrant.
       23.1**       Consents of PricewaterhouseCoopers LLP.
       23.2*        Consent of Simpson Thacher & Bartlett (included in Exhibit
                    5.1).
       23.3*        Consent of McDermott, Will & Emery (included in Exhibit
                    8.1).
       24*          Power of Attorney.
       99.1*        Form of Letter of Transmittal and Substitute Form W-9.
       99.2*        Form of Notice of Guaranteed Delivery.
       99.3*        Form of Letter to Brokers.
       99.4*        Form of Letter to Clients.
       99.5*        Form of Participation Instructions.
       99.6*        Form of Form of Election.
       99.7*        Form of Instructions to Form of Election.
       99.8*        Form of Letter to Stockholders from David M. Thomas.

---------------

  * Previously filed.

 ** Filed herewith.